SIDLEY AUSTIN BROWN & WOOD LLP

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TELEPHONE 212 839 5300
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www.sidley.com

FOUNDED 1866

BEIJING | GENEVA | HONG KONG | LONDON

04045918

WRITER'S DIRECT NUMBER
212-839-5795

...RESS
JNAIMARK@SIDLE..COM

November 4, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for G.Acción, S.A. de C.V. (the "Issuer") File No. 82-4590

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of the Issuer, enclosed please find a copies of the following documents:

1. Press Releases, dated October 28, 2003, February 27, 2004, April 30, 2004 and July 29, 2004, reporting, respectively, financial results for the third quarter 2003, the fourth quarter 2003, the first quarter 2004 and the second quarter 2004;

2. Certain financial information for the quarters ended September 30, 2003 and 2002, December 31, 2003 and 2002, March 31, 2004 and 2003 and June 30, 2004 and 2003, each together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated from Spanish into English;

3. Press Release, dated February 16, 2004, announcing the sale of portfolio owned with the Peabody Group.

This letter and the enclosed document are. being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Dlw 11/5

NY1 5618963v1

Please acknowledge receipt of this letter by stamping on the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5795.

Very truly yours,

Jonathan Naimark

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Lori Anne Czepiel

Third Quarter 2003

G.ACCION

Mexico City, October 28, 2003



Daimler Headquarters

G.Accion S.A. de C.V. ("G.Accion" or "The Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results for the third quarter period ended September 30, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and are stated in constant pesos ("Ps.") as of September 30, 2003. Due to rounding, some figures and percentages may slightly differ.

Highlights

- G.Accion announced the **prepayment of the principle of convertible debentures** that were issued in 1998 with Trinet Corporate Realty Trust Inc., thereby canceling 2.5 million G.Accion shares issued but not paid, reserved for a future conversion of debentures. This transaction took place at the end of the third quarter.
- **Leasing revenues for the third quarter** increased by 8% to Ps. 121 million, while leasing revenue for the first nine months reached Ps. 374 million, an increase of 11% when compared to the first nine months of 2002.
- **Net interest coverage ratio** increased to 1.71x for the nine months ended September 30, 2003 with a debt coverage service (interest + capital) of 1.36x
- The Company's **property portfolio available for leasing** grew by 34% to over 7.8 million sq.ft. compared to 5.8 million sq.ft. reported during the same period of 2002.

Statement from the CEO

Luis Gutiérrez Guajardo, Chief Executive Officer of G.Accion, stated: "These nine months have been very important for the Company. We concluded payment of the debt acquired with Trinet for US$2 million, and we also acquired new land in San Martin Obispo with AMB Property Corp. All of this has been done thanks to the effort and commitment of our strategic partners and our team of professionals.

During the first nine months our portfolio grew by 32%, we achieved a net interest coverage ratio of 1.7x and an increase in EBITDA of 12%, and reached a gross leasing margin of 84%. We are committed to continuing the growth of the different areas of the real estate sector, via strategic alliances with companies and specialized funds in the industry in order to take advantage of the real estate sector's cyclicality. Therefore, I am proud to announce our entrance into the middle-income housing and residential sector, and our re-entrance into the commercial sector, via strategic alliances. "



Sony Headquarters

Contacts:

In Mexico City:
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York:
Melanie Carpenter
mcarpenter@i-advize.com
Tel: 212-406-3692

Maria Barona
mbarona@i-advize.com
Tel: 212-406-3691



Procter & Gamble Plant

Third Quarter 2003 Results

REVENUES

Revenue from leasing activity for the quarter increased by 8% to Ps. 121 million compared to Ps. 113 million reported for the third quarter of 2002, mainly due to the revenue obtained from the acquisition of the industrial portfolio in Queretaro, as well as from rents obtained in the Sony México building in Santa Fe. Both transactions were completed in the beginning of this year.

Revenue from sales of developed properties declined by 98% when compared to the third quarter of 2003, reflecting the sale of the Procter and Gamble plant to our partner AMB last year.

During the third quarter of 2003, ***revenue from services to third parties*** reached Ps. 35 million, an increase of 19% compared to Ps. 29 million reported for the same period in 2002. This stemmed mainly from the services obtained via the strategic alliance with AMB and the consolidation of Central Parking System's results.

As a result of the events mentioned above, the Company's total operating revenue increased by 4% from Ps. 150 million in 3Q02 to 156 million in 3Q03.

GROSS INCOME

The gross income for the third quarter of 2003 was Ps. 118 million, which was 3% lower than the Ps. 121 million reported during the third quarter of 2002.

ADMINISTRATIVE EXPENSES

Administrative expenses, which includes salaries of technical and administrative personnel as well as the Company's corporate expenses, and its subsidiaries totaled Ps. 15 million, an increase of 25% when compared to the same quarter of the previous year, mainly due to the payment of legal fees for various lawsuits which resulted in favor of the Company.

EBITDA

As a result of the above, EBITDA reached Ps. 103 million for the third quarter of 2003, a decrease of 6% when compared to Ps. 109 million reported for the third quarter of 2002.

DEPRECIATION AND AMORTIZATION

Depreciation expenses increased 4% to Ps. 29 million compared to Ps. 28 million reported for the same period of 2002, which reflects the acquisitions of facilities in Queretaro and the Sony corporate building.

Amortization expenses, which reflect sales and leasing commissions, were Ps. 5 million.

COMPREHENSIVE COST OF FINANCING

The comprehensive cost of financing was Ps. 212 million, reflecting a decline of 2% in net interest due to the refinancing which took place last October, as well as the exchange rate loss of Ps. 176 million for the quarter due to a 55 cent difference in the exchange rate from the fluctuation of the peso during the quarter. This loss is due to accounting effects and does not affect the Company's cash flow.



Torre Angel Building

NET INCOME (LOSS)
As a result of the above, the Company reported a net loss of Ps. 121 million caused mainly by the variation in the cost of financing.

First Nine Months 2003

REVENUE
Revenue from leasing activity reached Ps. 374 million during the first nine months of 2003, for an increase of 11% when compared to Ps. 336 million reported for the same period of 2002. This result reflects the acquisitions made towards the end of 2002, as well as those made in the first half of 2003.

Revenue from sales reached Ps. 5 million compared to Ps. 110 million reported for the first nine months of 2002. This represents a decline of 95% and reflects the sale of 90% of the Procter and Gamble plant to our partner, AMB Property Corp, last year.

Revenue from services to third parties reached Ps. 123 million, an increase of 25% when compared to Ps. 98 million reported for the same period of 2002.

As a result of the above, ***total revenue*** declined by 8% from Ps. 545 million in the first nine months of 2002 to Ps. 503 million for the same period in 2003.

GROSS INCOME
For the first nine months of 2003, gross income reached Ps. 392 million, which represents an increase of 13% compared to Ps. 347 million reported for the same period of 2002. The gross margin for the first nine months of 2003 was 78%.

ADMINISTRATIVE EXPENSES
Administrative expenses for the first nine months of 2003 increased 18% to Ps. 43 million from Ps. 37 million reported for the same period in 2002.

EBITDA
As a result of the above, EBITDA for the first nine months of 2003 reached Ps. 348 million, an increase of 12% when compared to Ps. 310 million reported for the same period of the previous year. The EBITDA margin for the first nine months of 2003 was 69%.

DEPRECIATION AND AMORTIZATION
Depreciation remained relatively flat year-over-year at Ps. 87 million.

Amortization expenses, which reflect sales and leasing commissions paid throughout the life of the contract, increased 25% to Ps. 14 million.

COMPREHENSIVE COST OF FINANCING
For the first nine months of 2003, the Company's comprehensive cost of financing was Ps. 335 million. Net interest rose to Ps. 204 million. In addition, the recent fluctuation of the peso resulted in an exchange rate loss of Ps. 200 million; this is only an accounting effect and does not affect the Company's cash flow.

NET INCOME

As a result of all the above, the Company reported a net loss of Ps. 81 million for the first nine months of 2003, derived from the accounting effect of the exchange rate loss that stemmed from the peso devaluation versus the U.S. dollar.

PER SHARE INFORMATION

Total number of shares outstanding: 125,040,698
EBITDA per share: Ps. 2.78
EPS: Ps. (0.65)

CORPORATE EVENTS

- G.Accion announced the acquisition of two lots in the San Martin Obispo zone above the Chamapa-Lecheria Highway in conjunction with AMB Property Corporation through its strategic relationship with the Company. The piece of land named "Agave" consists of approximately 2.4 million sq. ft. This purchase was made to Consorcio Sidestur. At the same time, the lot named "Los Huerta", that consists of approximately 192.6 thousand sq. ft. was acquired through a private transaction. These lots will be zoned for industrial use, primarily for distribution centers and warehouses.

- G.Accion announced the prepayment of the principle of convertible debentures which were issued in November of 1998 with Trinet. The principle of these debentures was US$2 million and was guaranteed by 2.5 million G.Accion shares issued but not paid, which have now been cancelled. G.Accion's fully diluted shares equal 125,540,698 after cancellation of and before conversion of Peabody's debentures.

- G.Accion announced the acquisition of a shopping center in Cuidad Juárez, Chihuahua, in association with Kimco Reality Corporation. The shopping center, called López Mateos has Soriana as an anchor store and KFC, Banorte, Peter Piper Pizza and Wendy's as sub-anchor stores. The acquisition of the shopping center was made in association with Kimco Reality Corporation, which is a REIT (Real Estate Investment Trust) located in New York, and is dedicated to the operation and development of shopping centers in the United States, Canada and, since 2002, in Mexico.

- Via G.Accion's strategy of investing institutional money in various segments of the real estate sector, and taking advantage of the recent activity in the middle-income housing sector, the Company began investing in the middle-income housing sector together with the Peabody Group and a Mexican investment fund. The strategy is to search for local investors that contribute their experience and proven track record to invest in projects inside the allocated zones in Mexico City. The local investor contributes up to 10% of the required investment and G.Accion, along with its group of strategic investors, contribute the remainder. The Company receives a premium for obtaining higher returns than those agreed upon with its investment partners.
- On January 23, 2003, and as part of the agreement established with Hines last December, G.Accion finalized the acquisition of an 9.4 million sq. ft. industrial portfolio in Parque Industrial Queretaro, which generates annual gross revenues of up to US$ 4 million. In addition, as part of this agreement, the Company placed the

Torre del Angel office building located on the famous *Paseo de la Reforma* across from the Independence Angel in Mexico City, with a private investor.

- On February 28, 2003, G.Accion announced the delivery of a corporate office building in the Santa Fe area of Mexico City to Sony de Mexico. G.Accion developed this building, which has a total area of approximately 925.7 thousand sq. ft., in nine and a half months. The Company has signed a long-term agreement with Sony de Mexico.

PROPERTY PORTFOLIO

As of September 30, 2003, the Company's leasable portfolio grew by 34% to 7,725,699 sq. ft. from 5,781,511 sq.ft. reported as of September 30, 2002. This increase reflects effects from the acquisition of properties.

The following table provides a breakdown of the Company's property portfolio as of September 30, 2003:

Property / Market	m²	sq. ft.	Number of Buildings
OFFICES			
Mexico State	9,200	99,032	2
Mexico City	75,640	814,140	6
Monterrey	19,035	204,900	1
INDUSTRIAL			
Mexico State	96,518	1,038,911	5
Guadalajara	128,753	1,385,885	9
Hermosillo	17,467	188,013	1
Cd. Juárez	96,591	1,039,696	12
Matamoros	9,936	106,950	3
Monterrey	32,179	346,372	3
Querétaro	87,306	939,754	9
Reynosa	50,650	545,192	7
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	5
Torreón	5,970	64,260	1
Centro Insurgentes**	39,100	420,800	1
La Plaza Oriente	850	9,000	1
Pabellón Altavista***	3,300	35,500	1
C.Comercial López Mateos****	2,694	29,000	1
TOTAL	**720,435**	**7,754,703**	**69**
Parque Opción (1st Part)	1,747,000	18,804,533	
Santa Fe V (Reserve)	17,791	191,500	
Santa Fe VI (Reserve)	4,831	52,000	

Note: This includes properties controlled by AMB
** G.Accion manages the property and owns 20%.
*** Includes parking revenues.
**** G.Accion manages the property and owns 10%.

TABLE 2 - SUMMARY AS OF 3Q03			
	3Q03*	3Q02	Change %
Total Occupancy Rate	**93%**	**98%**	**(5%)**
Total Property Portfolio*	**7,754,703****	**5,781,510****	**34%**

* Includes Centro Insurgentes
**Expressed in sq.ft.

TABLE 3 - WEIGHTED AVERAGE LEASE TERM	
	September 30, 2003
Office Portfolio	4.93 years
Industrial Portfolio	5.58 years
Total Property Portfolio	4.73 years

DEBT SUMMARY AS OF SEPTEMBER 30, 2003

The Company's long-term debt increased by 20% year-over-year, reflecting the financing required to implement G.Accion's growth strategy as well as the refinancing obtained in October of 2002. G.Accion's properties are able to service their debt while maintaining an attractive yield.

All debt is tied to a specific property and its corresponding lease agreements. During the first nine months of 2003, the net interest coverage ratio was 1.70x reflecting G.Accion's ability to meet its obligations. As of September 30, 2003, the weighted average cost of all bank debt was 5.6% taking into account the actual 30-day LIBOR rate.

Table 4 - Debt (Figures as of September 30, 2003)

Institution	Currency	Principal
GE Capital	US $	263,700,777
Inverlat	US $	4,077,695
Total Debt (US$)		**267,778,472**

Bancomer	Mx. Ps.	18,558,928

Through our strategic partnership with AMB, in which G.Accion has a 10% interest, the following long-term debt financing has been assumed:

Institution	Currency	Principal
GE Capital	US $	17,190,986*

*G.Accion has a 10% stake

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

CONFERENCE CALL

October 29, 2003

11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 500-0177 from within the U.S.
Tel: (719) 457-2679 from outside the U.S.

Conference Name: G.Accion

Participants:

Luis Gutiérrez (CEO)
Héctor Ibarzábal (CFO and Executive Vice President)

A 48-hour replay will be available.
To access it, please contact Melanie Carpenter of
i-advize Corporate Communications at (212) 406-3692

G.ACCION

INCOME STATEMENT

	Third Quarter			First Nine Months		
	30-Sep-03 US$ Thousand*	30-Sep-03 Ps. Thousand	30-Sep-02 Ps. Thousand	30-Sep-03 US$ Thousand*	30-Sep-03 Ps. Thousand	30-Sep-02 Ps. Thousand
Operating Income						
Leasing Revenues	11,128	121,604	113,060	34,328	374,454	336,637
Sale of developed properties	(23)	158	8,077	439	5,079	110,717
Services to third parties	2,937	34,657	29,099	11,213	123,531	98,580
Total Revenues	**14,042**	**156,419**	**150,236**	**45,980**	**503,064**	**545,934**
Costs						
Leasing						
Real estate tax	4,936	10,906	11,508	3,041	34,213	33,264
Maintenance	387	4,350	1,847	1,250	13,418	10,087
Other	318	6,933	1,405	884	12,553	3,618
Subtotal Leasing	5,641	22,189	14,760	5,175	60,183	46,969
Developed property	(17)	162	2,116	236	2,819	100,099
Services to third parties	1,361	16,276	12,184	4,197	47,988	51,632
Total costs	6,985	38,627	29,060	9,608	110,990	198,700
Gross Income	**7,057**	**117,792**	**121,176**	**36,372**	**392,074**	**347,234**
Operating expenses						
Administrative expenses	1,226	14,774	11,851	3,825	43,448	36,912
Selling expenses	0	0	0	0	0	75
EBITDA	**5,830**	**103,018**	**109,325**	**32,547**	**348,626**	**310,246**
Depreciation	2,776	29,268	28,014	8,099	87,231	87,019
Amortization	502	5,310	3,937	1,297	13,973	11,185
			19,240			310,996
Operating Income	**2,553**	**68,440**	**58,134**	**23,150**	**247,421**	**(98,953)**
Comprehensive Cost of Financing						
Interest expense	6,813	73,088	73,425	19,628	212,275	177,606
Interest income	(225)	(2,693)	(1,349)	(719)	(7,977)	(4,650)
Exchange income, net		176,238	61,949		200,246	310,956
Gain on monetary position		(34,852)	(31,570)		(68,991)	(99,452)
	6,588	**211,781**	**102,455**	**18,910**	**335,554**	**384,100**
Other income	90	(572)	2,096	(64)	(1,953)	6,992
Income (loss) before provisions for taxes	**(3,945)**	**(143,913)**	**(42,225)**	**4,176**	**(90,085)**	**(476,061)**
Property value write down	0	0	0	0	0	0
Provisions:						
Income taxes	(194)	(2,256)	1,372	1,252	13,483	11,614
Deferred taxes	(2,781)	(29,861)	(21,937)	(3,575)	(38,500)	(13,921)
Asset tax	487	5,122	4,237	1,516	16,323	16,578
Income (loss) before equity in results of affiliates co	**(1,457)**	**(116,918)**	**(25,897)**	**4,983**	**(81,391)**	**(490,332)**
Property write down						
Equity in income (loss) from affiliated companies	(139)	(1,601)	(311)	771	8,309	1,397
Net (loss) income applicable to minority stockholders	(250)	(2,633)	495	(786)	(8,469)	(4,658)
Net (loss) income	**(1,846)**	**(121,152)**	**(25,713)**	**4,968**	**(81,552)**	**(493,594)**

BALANCE SHEET

	3Q03 (US$ Thousand)	3Q03 (Ps. Thousand)	2Q03 (Ps. Thousand)
Current Assets:			
Cash and cash equivalents	22,995	253,403	153,699
Account receivable, net	7,867	86,697	158,178
Receivable from related parties	3,735	41,162	19,407
Prepaid Expenses	225	2,474	2,624
Total Current Assets	**34,822**	**383,736**	**333,908**
Fixed Assets:			
Investment in shares of affiliated companies	2,782	30,654	29,283
Trusts	1,773	19,542	19,856
Property held for lease, net	383,214	4,223,023	4,217,732
Building and equipment, net	5,457	60,139	61,872
Other assets	14,307	157,661	171,249
Prepaid tax	17,026	187,625	159,389
TOTAL ASSETS			
Current Liabilities:			
Bank loans and current portion of Long term debt	11,055	121,828	110,172
Other accounts payable and accrued liabilities	12,871	141,843	139,651
Affiliates	2,559	28,205	12,105
Guaranty Deposits	4,833	53,258	46,019
Income tax payable	0	0	1
Deferred tax payable	0	0	0
Total Current Liabilities	**31,319**	**345,133**	**307,949**
Long-Term Liabilities:			
Long-term debt	276,405	3,045,978	2,869,261
Differed income tax	0	0	0
Convertibles Peabody	47,135	519,426	529,485
TOTAL LIABILITIES	**354,858**	**3,910,537**	**3,706,695**
Common stock	5,186	57,154	57,154
Restatement	13,383	147,480	147,305
Additional paid-in capital	89,568	987,045	986,202
Convertible Options	0	0	0
Income (Loss) of period	4,968	(81,552)	39,600
Accumulated losses	(19,166)	(211,213)	(211,033)
Cumulative restatement effect	5,909	65,123	144,708
Cumulative deferred income tax	13,143	144,831	65,067
Minority Interest	3,900	42,975	57,591
Conversion Effect	(12,368)		
TOTAL STOCKHOLDERS' EQUITY	**104,523**	**1,151,842**	**1,286,594**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			

*Exchange rate as of 30/09/03 US$ 1.00 = Ps. 11.02

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
TO SEPTEMBER 30, 2003 AND 2002
(Thousands of Pesos) **Previous Printout**

REFS	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**5,042,837**	**100**	**4,525,978**	**100**
2	**CURRENT ASSETS**	383,735	8	394,969	9
3	CASH AND TEMPORARY INVESTMENTS	253,403	5	129,064	3
4	CUSTOMERS AND ACCOUNTS RECEIVABLE (NET)	31,538	1	138,129	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	55,158	1	58,578	1
6		0	0	0	0
7	OTHER ASSETS	43,636	1	69,198	2
8	**LONG TERM**	**30,654**	**1**	**27,924**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENTS IN SHARES OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	30,654	1	27,924	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTIES, PLANT AND EQUIPMENT (NET)**	4,283,162	85	3,867,497	85
13	PROPERTIES	4,625,347	92	4,610,389	102
14	MACHINERY AND EQUIPMENT	0	0	0	0
15	OTHER EQUIPMENT	126,228	3	155,919	3
16	ACCRUED DEPRECIATION	490,829	10	952,836	21
17	CONSTRUCTIONS IN	22,416	0	54,025	1
18	**DEFERRED ASSETS (NET)**	**345,286**	**7**	**235,588**	**5**
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	**3,910,535**	**100**	**3,283,132**	**100**
21	**CURRENT LIABILITIES**	**291,875**	**7**	**283,153**	**9**
22	PROVIDERS	18,027	0	24,923	1
23	BANK CREDITS	121,828	3	130,441	4
24	STOCK EXCHANGE CREDITS	0	0	0	0
25	TAXES PAYABLE	4,606	0	1,209	0
26	OTHER LIABILITIES	147,414	4	126,580	4
27	**LONG-TERM LIABILITIES**	**3,565,402**	**91**	**2,963,036**	**90**
28	BANK CREDITS	3,045,977	78	2,320,416	71
29	STOCK EXCHANGE CREDITS	0	0	0	0
30	OTHER CREDITS	519,425	13	642,620	20
31	**DEFERRED CREDITS**	**6,851**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**46,407**	1	**36,943**	1
33	**BOOK CAPITAL**	**1,132,302**	**100**	**1,242,846**	**100**
34	**MINORITY INTEREST**	**42,975**	**4**	**52,984**	**4**
35	**MAJORITY BOOK CAPITAL**	**1,089,327**	**96**	**1,189,862**	**96**
36	CAPITAL CONTRIBUTED	**1,191,679**	**105**	**1,213,304**	**98**
37	CAPITAL PAID IN	57,154	5	57,154	5
38	CAPITAL ADJUSTMENT	147,480	13	147,494	12
39	PREMIUM FROM SALES OF	987,045	87	987,110	79
40	CONTRIBUTIONS FOR FUTURE INCREASES OF	0	0	21,546	2
41	**CAPITAL GAINED (LOST)**	**(102,352)**	**(9)**	**(23,442)**	**(2)**
42	ACCRUED RESULTS AND RESERVE FOR	(267,790)	(24)	224,499	18
43	RESERVE FOR REPURCHASE OF	102,158	9	100,812	8
44	EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL	144,831	13	144,841	12
45	**NET RESULT OF THE PERIOD**	(81,551)	(7)	(493,594)	(40)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Previous Printout**

REF S	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
3	**CASH AND TEMPORARY INVESTMENTS**	**253,403**	**100**	**129,064**	**100**
46	CASH	87,336	34	101,451	79
47	INVESTMENTS	166,067	66	27,613	21
18	**DEFERRED CHARGES**	**345,286**	**100**	**235,588**	**100**
48	AMORTIZABLE EXPENSES	157,403	46	0	0
49	COMMERCIAL CREDIT	0	0	94,109	40
50	DEFERRED TAXES	187,625	54	141,211	60
51	OTHER	258	0	268	0
21	**CURRENT LIABILITIES**	**291,875**	**100**	**283,153**	**100**
52	LIABILITIES IN CURRENCY	231,435	79	178,358	63
53	LIABILITIES IN CURRENCY	60,440	21	104,795	37
24	**SHORT-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM PROMISSORY NOTE	0	0	0	0
56	CURRENT PORTION OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**147,414**	**100**	**126,580**	**100**
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	147,414	100	126,580	100
27	**LONG-TERM LIABILITIES**	**3,565,402**	**100**	**2,963,036**	**100**
59	LIABILITIES IN CURRENCY	3,509,760	98	2,943,544	99
60	LIABILITIES IN CURRENCY	55,642	2	19,492	1
29	**LONG-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM-TERM PROMISSORY NOTES	0	0	0	0
30	**OTHER CREDITS**	**519,425**	**100**	**642,620**	**100**
63	OTHER CREDITS WITH	481,883	93	571,604	89
64	OTHER CREDITS WITHOUT	37,542	7	71,016	11
31	**DEFERRED CREDITS**	**6,851**	**100**	**0**	**100**
65	COMMERCIAL CREDIT	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHER	6,851	100	0	0
32	**OTHER LIABILITIES**	**46,407**	**100**	**36,943**	**100**
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	46,407	100	36,943	100
44	**EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL**	**144,831**	**100**	**144,841**	**100**
70	ACCRUED RESULT BY POSITION	7,455	5	32,775	23
71	RESULT FROM HOLDING NON-MONETARY ASSETS	137,376	95	112,066	77

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
OTHER ITEMS
(Thousands of Pesos) **Previous Printout**

REF S	ITEMS	QUARTER, CURRENT YEAR Amount	QUARTER, PRIOR YEAR Amount
72	WORKING CAPITAL	91,860	111,816
73	FUND FOR PENSIONS AND PREMIUM OF	394	336
74	NUMBER OF EXECUTIVES	6	6
75	NUMBER OF EMPLOYEES	69	67
76	NUMBER OF WORKERS (*)	0	0
77	NUMBER OF OUTSTANDING SHARES	125,540,698	125,540,698
78	NUMBER OF SHARES REPURCHASED	0	0

(*) DATA IN UNITS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF INCOME **CONSOLIDATED**
FROM JANUARY 1 TO SEPTEMBER 30, 2003 AND 2002
(Thousands of Pesos) **Previous Printout**

REF R	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**503,064**	**100**	**545,934**	**100**
2	COST OF	110,990	22	198,700	36
3	**GROSS RESULT**	**392,074**	**78**	**347,234**	**64**
4	EXPENSES OF	144,653	29	135,191	25
5	**OPERATING RESULT**	**247,421**	**49**	**212,043**	**39**
6	INTEGRAL FINANCING COST	335,553	67	384,100	70
7	**RESULT AFTER INTEGRAL FINANCING COST**	**(88,132)**	**(18)**	**(172,057)**	**(32)**
8	OTHER FINANCIAL TRANSACTIONS	1,953	0	(6,992)	(1)
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**(90,085)**	**(18)**	**(165,065)**	**(30)**
10	PROVISION FOR TAXES AND	(8,694)	(2)	14,271	3
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**(81,391)**	**(16)**	**(179,336)**	**(33)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	8,309	2	1,397	0
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**(73,082)**	**(15)**	**(177,939)**	**(33)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**(73,082)**	**(15)**	**(177,939)**	**(33)**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	310,996	57
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**(73,082)**	**(15)**	**(488,935)**	**(90)**
19	MINORITY INTEREST	8,469	2	4,659	1
20	**NET MAJORITY RESULT**	**(81,551)**	**(16)**	**(493,594)**	**(90)**

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF INCOME
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos)

CONSOLIDATED

Previous Printout

REF R	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**503,064**	**100**	**545,934**	**100**
21	DOMESTIC	503,064	100	545,934	100
22	FOREIGN	0	0	0	0
23	CONVERSION TO DOLLARS	40,397	8	48,871	9
6	**INTEGRAL FINANCING COST**	**335,553**	**100**	**384,100**	**100**
24	INTEREST PAID	212,275	63	177,606	46
25	EXCHANGE LOSS	269,494	80	288,533	75
26	INTEREST GAINED	7,977	2	4,649	1
27	EXCHANGE GAIN	69,248	21	(22,060)	(6)
28	RESULT BY POSITION	(68,991)	(21)	(99,450)	(26)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**1,953**	**100**	**(6,992)**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	1,953	100	(6,992)	(100)
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENTS	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**(8,694)**	**100**	**14,271**	**100**
32	INCOME TAX	29,806	343	28,192	198
33	DEFERRED INCOME TAX	(38,500)	(443)	(13,921)	(98)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF INCOME **CONSOLIDATED**
OTHER INCOME ITEMS
(Thousands of Pesos) **Previous Printout**

REF R	ITEMS	QUARTER, CURRENT YEAR Amount	QUARTER, PRIOR YEAR Amount
36	TOTAL SALES	503,065	545,935
37	TAX RESULT OF	0	0
38	NET SALES (**)	668,421	695,235
39	OPERATING RESULT	341,350	299,336
40	NET MAJORITY RESULT (**)	(80,223)	(354,012)
41	NET RESULT (**)	(77,426)	(342,811)

(**) INFORMATION OF THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
FROM JULY 1 TO SEPTEMBER 30, 2003 AND 2002
(Thousands of Pesos) **Previous Printout**

REF RT	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**156,419**	**100**	**150,236**	**100**
2	COST OF	38,627	25	29,060	19
3	**GROSS RESULT**	**117,792**	**75**	**121,176**	**81**
4	EXPENSES OF	49,352	32	64,085	43
5	**OPERATING RESULT**	**68,440**	**44**	**57,091**	**38**
6	INTEGRAL FINANCING COST	211,781	135	102,454	68
7	**RESULT AFTER INTEGRAL FINANCING COST**	**(143,341)**	**(92)**	**(45,363)**	**(30)**
8	OTHER FINANCIAL TRANSACTIONS	572	0	(2,096)	(1)
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**(143,913)**	**(92)**	**(43,267)**	**(29)**
10	PROVISION FOR TAXES AND	(26,995)	(17)	(16,327)	(11)
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**(116,918)**	**(75)**	**(26,940)**	**(18)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	(1,601)	(1)	(310)	0
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**(118,519)**	**(76)**	**(27,250)**	**(18)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**(118,519)**	**(76)**	**(27,250)**	**(18)**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**(118,519)**	**(76)**	**(27,250)**	**(18)**
19	MINORITY INTEREST	2,633	2	(495)	0
20	**NET MAJORITY RESULT**	**(121,152)**	**(77)**	**(26,755)**	**(18)**

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Previous Printout**

REF RT	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**156,419**	**100**	**150,236**	**100**
21	DOMESTIC	156,419	100	150,236	100
22	FOREIGN				
23	CONVERSION TO DOLLARS	12,261	8	16,284	11
6	**INTEGRAL FINANCING COST**	**211,781**	**100**	**102,454**	**100**
24	INTEREST PAID	73,088	35	73,424	72
25	EXCHANGE LOSS	212,073	100	61,949	60
26	INTEREST GAINED	2,693	1	1,349	1
27	EXCHANGE GAIN	35,835	17	0	0
28	RESULT BY POSITION	(34,852)	(16)	(31,570)	(31)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**572**	**100**	**(2,096)**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	572	100	(2,096)	(100)
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENT	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**(26,995)**	**100**	**(16,327)**	**100**
32	INCOME TAX	2,866	11	5,610	34
33	DEFERRED INCOME TAX	(29,861)	(111)	(21,937)	(134)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO SEPTEMBER 30, 2003 AND 2002
(Thousands of Pesos) **Previous Printout**

REF C	ITEMS	QUARTER, CURRENT YEAR Amount	QUARTER, PRIOR YEAR Amount
1	**NET RESULT**	**(73,082)**	**(488,935)**
2	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES	374,200	607,306
3	**CASH FLOW ARISING FROM THE NET RESULT OF THE PERIOD**	**301,118**	**118,371**
4	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL	(115,884)	(177,840)
5	**RESOURCES GENERATED (USED) BY OPERATIONS**	**185,234**	**(59,469)**
6	CASH FLOW ARISING FROM THIRD-PARTY FINANCING	424,343	(114,923)
7	CASH FLOW ARISING FROM OWN FINANCING	(22,786)	0
8	**RESOURCES GENERATED (USED) BY FINANCING**	**401,557**	**(114,923)**
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(447,070)**	**121,084**
10	NET INCREASE (DECREASE) IN CASH TEMPORARY INVESTMENTS	139,721	(53,308)
11	CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE PERIOD	113,682	182,372
12	CASH AND TEMPORARY INVESTMENTS AT THE END OF THE PERIOD	253,403	129,064

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Previous Printout**

REF C	ITEMS	QUARTER, CURRENT YEAR Amount	QUARTER, PRIOR YEAR Amount
2	**+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES**	**374,200**	**607,306**
13	+ DEPRECIATION AND AMORTIZATION OF THE	101,204	87,019
14	+ (-) NET INCREASE (DECREASE) IN REVALUATION FOR AND SENIORITY PREMIUM	0	0
15	+(-) NET LOSS (GAIN) IN	(68,991)	310,596
16	+(-) NET LOSS (GAIN) BY LIABILITIES AND ASSETS ADJUSTMENT	335,554	(99,450)
17	+(-) OTHER ITEMS	6,433	309,141
40	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE	0	0
4	**CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL**	**(115,884)**	**(177,840)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	57,005	(18,696)
19	+(-) DECREASE (INCREASE) IN	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	5,933	(173,103)
21	+(-) INCREASE (DECREASE) IN	(17,390)	6,070
22	+(-) INCREASE (DECREASE) IN OTHER	(161,432)	7,889
6	**CASH FLOW ARISING FROM THIRD-PARTY FINANCING**	**424,343**	**(114,923)**
23	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ TIME, BANK AND STOCK EXCHANGE FINANCING	415,236	15,109
25	+ DIVIDENDS	0	0
26	+ OTHER	98,390	0
27	(-) AMORTIZATION OF FINANCING	(52,278)	(130,032)
28	(-) AMORTIZATION OF FINANCING	0	0
29	(-) AMORTIZATION OF OTHER	(37,005)	0
7	**CASH FLOW ARISING FROM OWN FINANCING**	**(22,786)**	**0**
30	+(-) INCREASE (DECREASE) IN SOCIAL	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM FOR SALES OF	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(22,786)	0
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(447,070)**	**121,084**
34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	830
35	(-) ACQUISITION OF PROPERTIES, PLANT AND	(447,070)	0
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALES OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALES OF FIXED ASSETS	0	120,254
39	+(-) OTHER ITEMS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

Previous Printout

REF P	ITEMS	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
	YIELD				
1	NET RESULT TO NET SALES	(14.53)	%	(89.56)	%
2	NET RESULT TO BOOK CAPITAL (**)	(7.37)	%	(29.75)	%
3	NET RESULT TO TOTAL ASSETS (**)	(1.54)	%	(7.57)	%
4	CASH DIVIDENDS TO NET RESULT OF PRIOR PERIOD	0.00	%	0.00	%
5	RESULT FROM MONETARY POSITION TO NET RESULT	(94.40)	%	(20.34)	%
	ACTIVITY				
6	NET SALES TO TOTAL ASSETS (**)	0.13	times	0.15	times
7	NET SALES TO FIXED ASSETS (**)	0.16	times	0.18	times
8	INVENTORY TURNOVER	0.00	times	0.00	times
9	DAYS OF SALES RECEIVABLE	15	days	59	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.73	%	7.97	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	77.55	%	72.54	%
12	TOTAL LIABILITIES TO BOOK CAPITAL	3.45	times	2.64	times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	95.67	%	95.09	%
14	LONG TERM LIABILITIES TO FIXED ASSETS	83.24	%	76.61	%
15	OPERATING RESULT TO INTEREST PAID	1.17	times	1.19	times
16	NET SALES TO TOTAL LIABILITIES	0.17	times	0.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.31	times	1.39	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT	1.31	times	1.39	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.10	times	0.12	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	86.82	%	45.58	%
	STATEMENT OF CHANGES				
21	CASH FLOW ARISING FROM NET RESULT TO NET	59.86	%	21.68	%
22	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL TO NET SALES	(23.04)	%	(32.58)	%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTEREST PAID	0.87	times	(0.33)	times
24	THIRD PARTY FINANCING TO RESOURCES (USED) BY FINANCING	105.67	%	100.00	%
25	OWN FINANCING TO RESOURCES (USED) BY FINANCING	(5.67)	%	0.00	%
26	ACQUISITION OF PROPERTIES, PLANT AND EQUIPMENT TO RESOURCES GENERATED (USED) IN INVESTMENT ACT.	100.00	%	0.00	%

(**) INFORMATION OF THE LAST TWELVE MONTHS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

FIGURES PER SHARE
CONSOLIDATED INFORMATION

Previous Printout

REF D	ITEMS	QUARTER, CURRENT YEAR Amount			QUARTER, PRIOR YEAR Amount		
1	BASIC EARNINGS PER COMMON SHARE (**)	$	(.62)		$	(2.63)	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$	.00		$	.00	
3	DILUTED EARNINGS PER SHARE (**)	$	.00		$	.00	
4	CONTINUED OPERATING EARNINGS PER COMMON SHARE (COECS) (**)	$	(.62)		$	(2.63)	
5	EFFECT OF DISCONTINUED OPERATIONS ON COECS (**)	$	.00		$	.00	
6	EFFECT OF WINDFALL PROFIT ON COECS (**)	$	.00		$	.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN COECS (**)	$	.00		$	.00	
8	BOOK VALUE PER SHARE	$	8.68		$	9.48	
9	ACCRUED CASH DIVIDEND PER SHARE	$	.00		$	.00	
10	STOCK DIVIDEND PER SHARE		.00	shares		.00	shares
11	MARKET PRICE (LAST QUOTE) AT BOOK VALUE		.58	times		.52	times
12	MARKET PRICE (LAST QUOTE) AT BASIC PER COMMON SHARE		(8.11)	times		(1.81)	times
13	MARKET PRICE (LAST QUOTE) AT BASIC PER PREFERRED SHARE		.00	times		.00	times

(**) INFORMATION OF THE LAST TWELVE MONTHS

MESSAGE FROM THE GENERAL DIRECTOR

LUIS GUTIERREZ GUAJARDO, GENERAL DIRECTOR OF G. ACCIÓN, STATED: "THESE NINE MONTHS HAVE BEEN VERY IMPORTANT FOR THE COMPANY, WITH THE CONCLUSION OF THE DEBT ACQUIRED WITH TRINET FOR US$ 2 MILLION AND THE NEW ACQUISITIONS OF LANDS IN SAN MARTIN OBISPO TOGETHER WITH AMB PROPERTY CORP. EVERYTHING HAS BEEN DUE TO THE EFFORT AND COMMITMENT OF OUR STRATEGIC PARTNERS, AS WELL OUR TEAM OF PROFESSIONALS.

OUR RESULTS FOR THESE NINE MONTHS ARE 32% GROWTH IN OUR PORTFOLIO, WE COVERED INTEREST OF 1.7X AND INCREASED OUR EBITDA 12%, WITH A LEASING MARGIN OF 84%. WE ARE COMMITTED TO CONTINUE OUR GROWTH IN THE REAL ESTATE SECTOR IN VARIOUS AREAS, THROUGH STRATEGIC ASSOCIATIONS WITH COMPANIES AND SPECIALIZED FUNDS IN THE INDUSTRY, TAKING ADVANTAGE OF THE VARIOUS CYCLES OF THE REAL ESTATE SECTOR. THIS BEING SAID, I AM PROUD TO ANNOUNCE OUR BEGINNING IN THE MEDIUM AND RESIDENTIAL HOUSING SECTOR, AS WELL AS OUR RETURN TO THE COMMERCIAL SECTOR, THROUGH STRATEGIC ASSOCIATIONS.

RESULTS OF NINE MONTHS IN 2003

INCOME
INCOME FROM LEASING REACHED PS. 374 MILLION IN THE FIRST NINE MONTHS 2003, UP 11% VERSUS PS. 336 MILLION REPORTED IN THE SAME PERIOD 2002. THIS RESULT REFLECTS THE ACQUISITIONS MADE AT THE END OF 2002, AS WELL AS THOSE OF THE FIRST HALF OF 2003.

INCOME FROM SALES WAS PS. 5 MILLION, COMPARED TO PS. 110 MILLION RECORDED IN THE FIRST NINE MONTHS OF 2002, DOWN 95%, REFLECTING THE SALE OF 90% OF THE PROCTOR AND GAMBLE COLLECTION CENTER TO OUR PARTNER AMB PROPERTY CORP, LAST YEAR.

INCOME FROM SERVICES REPRESENTED PS. 123 MILLION, UP 25% VERSUS PS. 98 MILLION REPORTED IN THE SAME PERIOD OF 2002.

AS A RESULT OF THE ABOVE, TOTAL INCOME DROPPED 8%, FROM PS. 545 MILLION REPORTED IN THE SAME PERIOD 2002 TO PS. 503 MILLION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003.

GROSS PROFIT
FOR THE NINE MONTHS OF 2003, GROSS PROFIT REACHED PS. 392 MILLION, UP 13% VERSUS PS. 347 MILLION REPORTED DURING THE NINE MONTHS OF 2002.
THE GROSS MARGIN FOR THE FIRST NINE MONTHS OF 2003 WAS 78%.

ADMINISTRATIVE EXPENSES
ADMINISTRATIVE EXPENSES FOR THE NINE MONTHS OF 2003 WENT UP 18%, TOTALING PS. 43 MILLION VERSUS PS. 37 MILLION REPORTED IN THE SAME PERIOD 2002.

EBITDA
AS A RESULT OF THE ABOVE, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003, EBITDA (EARNINGS BEFORE INTEREST, TAX,

DEPRECIATION AND AMORTIZATION RECORDED PS. 348 MILLION, UP 12% COMPARED TO PS. 310 MILLION REPORTED DURING THE SAME PERIOD LAST YEAR.

THE EBITDA MARGIN OF THE NINE MONTHS OF 2003 IS 69%

DEPRECIATION AND AMORTIZATION EXPENSES
DEPRECIATION EXPENSES WERE RELATIVELY STABLE, STAYING AT PS. 87 MILLION, THE SAME AS REPORTED IN THE FIRST NINE MONTHS OF 2002.

AMORTIZATION EXPENSES, WHICH REFLECT EXPENSES FOR SALES AND LEASE COMMISSIONS PAID DURING THE LIFE OF THE CONTRACT, INCREASED 25%, TOTALING PS. 14 MILLION.

INTEGRAL FINANCING COST
FOR THE NINE MONTHS OF 2003, THE INTEGRAL FINANCING COST OF THE COMPANY WAS PS. 335 MILLION. NET INTEREST GREW TO PS. 204 MILLION. ADDITIONALLY, THESE RESULTS REFLECT THE RECENT FLUCTUATION OF THE PESO, WHICH CAUSED AN EXCHANGE LOSS OF PS. 200 MILLION; THIS IS ONLY A BOOK EFFECT, WHICH DOES NOT AFFECT THE COMPANY 'S CASH FLOW.

NET INCOME
AS A CONCLUSION OF THE ABOVE, THE NET LOSS FOR THE NINE MONTHS OF 2003 WAS PS. 81 MILLION, AS A RESULT OF THE BOOK EFFECT CAUSED BY THE EXCHANGE LOSS DUE TO THE FLUCTUATION OF THE PESO VERSUS THE US DOLLAR.

FIGURES PER SHARE
TOTAL NUMBER OF SHARES OUTSTANDING: 125,040,698
EBITDA PER SHARE: PS. 2.78
UPA: PS. (0.65)

CORPORATE EVENTS

- G. ACCIÓN ANNOUNCES THE ACQUISITION OF TWO LANDS IN THE ZONE OF SAN MARTÍN OBISPO ON THE CHAMAPA – LECHERÍA HIGHWAY TOGETHER WITH AMB PROPERTY CORPORATION, THROUGH THE STRATEGIC ASSOCIATION WITH THEM. THE LAND NAMED "AGAVE" HAS APPROXIMATELY 226,000 M2. FURTHERMORE, THE LAND NAMED "LOS HUERTA," WHICH HAS 17,900 M2 APPROXIMATELY, WAS PURCHASED THROUGH A PRIVATE PERSON. THESE LANDS WILL BE DEDICATED TO INDUSTRIAL USE, MAINLY DISTRIBUTION CENTERS AND WAREHOUSES.

- G. ACCIÓN ANNOUNCES THE LIQUIDATION OF THE CONVERTIBLE BONDS PURCHASED IN NOVEMBER 1998 FROM TRINET, NOW I-STAR IN THE AMOUNT OF $2 MILLION DOLLARS, CORRESPONDING TO 2.5 MILLION SHARES, ISSUED AND NOT PAID, SO THAT THE NUMBER OF SHARES OF G. ACCIÓN CORRESPONDS TO 125,540,698 BEFORE THE CONVERSION OF THE BONDS CONTRACTED WITH PEABODY GROUP.

- G. ACCIÓN ANNOUNCES THE ACQUISITION OF A COMMERCIAL CENTER IN CIUDAD JUÁREZ, CHIHUAHUA, IN ASSOCIATION WITH KIMCO REALTY CORPORATION. THE LÓPEZ MATEOS COMMERCIAL CENTER HAS ITS ANCHOR STORE IN SORIANA AND IT HAS SOME SUB-ANCHOR STORES SUCH AS KFC, BANORTE, PETER PIPER PIZZA AND WENDY'S. THE COMMERCIAL CENTER WAS PURCHASED IN ASSOCIATION WITH KIMCO REALTY CORPORATION, WHICH IS A REIT

(REAL ESTATE INVESTMENT TRUST), ENGAGES IN THE OPERATION AND DEVELOPMENT OF COMMERCIAL CENTERS IN THE UNITED STATES, CANADA AND SINCE 2002, IN MEXICO.

· AS PART OF THE STRATEGY OF G. ACCIÓN, WITH AN ATTEMPT TO CHANNEL INSTITUTIONAL MONEY TO VARIOUS SECTORS OF THE REAL ESTATE SECTOR, AND TAKING ADVANTAGE OF THE ACTIVITY OF THE RECENT YEARS IN THE HALF-RESIDENTIAL HOUSING SECTOR, THE COMPANY STARTED INVESTMENTS IN THE HALF-HOUSING SECTOR WITH THE PEABODY GROUP AND A MEXICAN INVESTMENT FUND. THE STRATEGY IS BASED ON SEEKING LOCAL PARTNERS WHO HAVE PROVEN EXPERIENCE AND TALENT TO INVEST IN PROJECTS IN THE ZONES ALLOWED IN MEXICO CITY, WHERE THE LOCAL PARTNER CONTRIBUTES UP TO 10% OF THE INVESTMENT REQUIRED AND G. ACCIÓN, TOGETHER WITH THE GROUP OF STRATEGIC INVESTORS, CONTRIBUTE THE REST. THE COMPANY WOULD OBTAIN A PREMIUM BECAUSE IT OBTAINED HIGHER YIELD THAN THAT ESTABLISHED WITH THE INVESTING PARTNERS.

· ON JANUARY 23, 2003, G. ACCIÓN COMPLETED THE ACQUISITION OF 81,000 SQUARE FEET IN INDUSTRIAL PROPERTIES IN THE QUERÉTARO INDUSTRIAL PARK, AS PART OF THE OPERATION EXECUTED WITH HINDS IN DECEMBER LAST YEAR. IN SAID AGREEMENT, THE COMPANY PLACED THE TORRE DEL ÁNGEL BUILDING WITH A PRIVATE INVESTOR.

· ON FEBRUARY 28, 2003, G. ACCIÓN ANNOUNCED THAT IT DELIVERED THE CORPORATE OFFICE BUILDING IN THE SANTA FE ZONE TO SONY DE MÉXICO. THIS BUILDING WAS DEVELOPED IN NINE AND A HALF MONTHS AND HAS A LITTLE OVER 8,000 M2. THE COMPANY HAS SIGNED A LEASE CONTRACT WITH SONY DE MÉXICO FOR THE LONG TERM.

ADDITIONAL NOTES TO FINANCIAL INFORMATION (1)

ADDENDUM 2 **CONSOLIDATED**
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MAIN ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE COMPANIES ARE IN LINE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES, MAINLY IN THE DETERMINATION OF THE USE VALUE OF THE PROPERTIES, AND USE CERTAIN PREMISES TO DETERMINE THE VALUATION OF CERTAIN INDIVIDUAL ITEMS ON THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED THEREIN. EVEN THOUGH IT MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT CONSIDERS THAT THE ESTIMATES AND PREMISES USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE MAIN ACCOUNTING POLICIES OF THE COMPANY IS GIVEN BELOW:

RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION. THE CONSOLIDATED FINANCIAL STATEMENTS ACKNOWLEDGE THE EFFECTS OF INFLATION ACCORDING TO BULLETIN B-10. ALL FINANCIAL STATEMENTS AND THEIR RESPECTIVE NOTES ARE PRESENTED IN CONSTANT PESOS AT SEPTEMBER 30, 2003, TO MAKE THEM COMPARABLE WITH THE LATEST GENERAL BALANCE SHEET PRESENTED, SO THAT THE FIGURES OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THE CORRESPONDING YEAR. CONSEQUENTLY, THE FIGURES OF THE FINANCIAL STATEMENTS ARE COMPARABLE BETWEEN THEM AND WITH THE PRIOR YEAR, SINCE THEY ARE ALL EXPRESSED IN THE SAME CURRENCY. THE FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (INPC) PUBLISHED BY THE BANK OF MEXICO, WERE APPLIED TO RE-EXPRESS THE FINANCIAL STATEMENTS IN CONSTANT PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF PURCHASING POWER OF THE CLOSING CURRENCY, THE FOLLOWING PROCEDURE WAS USED:

IN THE BALANCE SHEET:

THE PROPERTIES EARMARKED FOR SALE, NET OF DEPRECIATION, WERE ADJUSTED UNTIL DECEMBER 31, 1999, WITH FACTORS ARISING FROM INPC, FROM THEIR ACQUISITION OR CONSTRUCTION DATE. THESE PROPERTIES WERE VALUED AT THEIR ESTIMATED SALE VALUE, AND STARTING JANUARY 1, 2000, ARE CONSIDERED A MONETARY ITEM AND ARE NOT LIABLE TO BE ADJUSTED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATES IS VALUED BY THE EQUITY METHOD, AND IS ADJUSTED BASED ON THE ADJUSTED FINANCIAL STATEMENTS OF THE ASSOCIATES. THE OTHER PERMANENT INVESTMENTS IN WHICH THERE IS NO SIGNIFICANT INFLUENCE ARE POSTED AT ACQUISITION COST AND ARE ADJUSTED BY THE INPC.
PROPERTIES EARMARKED FOR LEASE AND LANDS, FURNITURE AND EQUIPMENT, THE OTHER ASSETS AND COMMERCIAL CREDIT, ARE POSTED AT CONSTRUCTION OR ACQUISITION COST, AND ARE ADJUSTED BY FACTORS ARISING FROM THE INPC UNTIL THE CLOSE OF THE LAST FISCAL YEAR; THEIR DEPRECIATION AND AMORTIZATION IS CALCULATED ACCORDING TO THE ESTIMATED USEFUL LIFE OF THE ASSETS OVER THE ADJUSTMENT VALUE OR TERM IN WHICH IT IS EXPECTED TO OBTAIN PROFIT FROM THE INVESTMENT.

THE CAPITAL CONTRIBUTED AND GAINED IS ADJUSTED BY FACTORS ARISING FROM INPC, FROM THE CONTRIBUTION OR GENERATION DATE, TO SEPTEMBER 30, 2003.

IN THE STATEMENT OF INCOME:

THE INCOME, COSTS AND EXPENSES ARE ADJUSTED FROM THE MONTH THEY OCCUR UNTIL SEPTEMBER 30, 2003, BASED ON FACTORS ARISING FROM THE INPC.

THE RESULT FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF INFLATION OVER THE PURCHASING POWER OF THE MONETARY ITEMS, IS DETERMINED BY APPLYING TO THE NET ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH, THE INFLATION FACTOR ARISING FROM INPC, AND ADJUSTING AT SEPTEMBER 30, 2003 BY THE CORRESPONDING FACTOR. THE PROFIT IS THE RESULT OF MAINTAINING A NET LIABILITY MONETARY POSITION AND THE LOSS, IS THE RESULT OF MAINTAINING A NET ASSET MONETARY POSITION.

FINANCIAL INSTRUMENTS – BULLETIN C-2 "FINANCIAL INSTRUMENTS" REQUIRES THE RECORDING AS ASSETS AND LIABILITIES OF ALL THE EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED. AT SEPTEMBER 30, 2003, THERE WERE NO MODIFICATIONS IN THE FINANCIAL POSITION OF THE COMPANY AS A RESULT OF THE APPLICATION OF THIS BULLETIN.

CASH, REALIZABLE SECURITIES AND RESTRICTED FUNDS- THE REALIZABLE SECURITIES ARE MAINLY REPRESENTED BY SHORT TERM INVESTMENTS VALUED AT MARKET VALUE (COST PLUS ACCRUED YIELD). RESTRICTED FUNDS MAINLY INCLUDE DEPOSITS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL THEY ARE APPLIED BY THIS INSTITUTION TO THE SERVICE OF THE CORRESPONDING DEBT, OR TO THE CREATION OF RESERVES FOR VARIOUS PURPOSES RELATED WITH THE PROPERTIES, WHICH MAY BE USED BY THE COMPANY ONLY THROUGH GE CAPITAL.

OTHER ASSETS- THE OTHER ASSETS ARE MAINLY REPRESENTED BY COSTS INCURRED AT THE BEGINNING OF THE LEASES, AS IS THE CASE OF THE COMMISSIONS PAID TO REAL ESTATE BROKERS (INITIAL LEASE COST). THE INITIAL LEASE COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASES.

INCOME TAX AND EMPLOYEE PROFIT SHARING- THE COMPANY CALCULATES AND POSTS INCOME TAX ("ISR"), ASSET TAX ("IMPAC") AND THE WORKERS PROFIT SHARING ("PTU") BASED ON CURRENT TAX LEGISLATION AND BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, ASSET TAX AND WORKERS PROFIT SHARING," WHICH WAS ENACTED ON JANUARY 1, 2000 AND REQUIRES THE KNOWLEDGE OF LIABILITIES AND ASSETS DUE TO DEFERRED TAXES, FOR ALL TEMPORARY DIFFERENCES APPEARING BETWEEN BOOK BALANCES AND THE TAX BALANCES OF THE ASSETS AND LIABILITIES. THE EFFECT OF ADOPTING THIS BULLETIN WAS DIRECTLY APPLIED TO THE INVESTMENT OF THE SHAREHOLDERS, AS ESTABLISHED IN SAID DECISION.

THE BALANCE OF DEFERRED TAXES FOR ISR IS CALCULATED CONSIDERING ALL TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. TO DETERMINE THE BALANCE OF THE DEFERRED TAX FOR PTU, ONLY TEMPORARY DIFFERENCES ARISING IN THE CONCILIATION BETWEEN THE NET PROFIT OF THE PERIOD AND THE TAXABLE PROFIT FOR PTU IS TAKEN INTO CONSIDERATION, WHICH IS EXPECTED TO BE REINVESTED WITHIN A DETERMINED PERIOD. AT SEPTEMBER 30, 2003, THERE ARE NO TEMPORARY DIFFERENCES REVERSED FOR PTU PURPOSES.

THE DEFERRED TAX APPLICABLE TO THE RESULTS OF THE PERIOD IS DETERMINED BY COMPARING THE INITIAL AND FINAL BALANCE OF THE DEFERRED TAXES.

LABOR OBLIGATIONS- SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCION, S.A. DE C.V.,

ADDITIONAL NOTES TO FINANCIAL INFORMATION (1)

ADDENDUM 2

SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES OF THE GROUP, HAVE LABOR OBLIGATIONS FOR SENIORITY PREMIUMS, AS ESTABLISHED IN THE FEDERAL LABOR LAW.

THE POLICY OF THE COMPANIES IS TO CREATE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM LIABILITY FOR SENIORITY PREMIUM WHICH, DUE TO THE LIMITED PERSONNEL OF THE COMPANY, IS CONSIDERED BY MANAGEMENT NOT TO SUBSTANTIALLY DIFFER FROM THE LIABILITY THAT WOULD BE OBTAINED FROM AN ACTUARIAL CALCULATION.

SEVERANCE INDEMNITIES PAID ARE CHARGED TO RESULTS WHEN THEY ARE MADE.

AT SEPTEMBER 30, 2003 AND 2002, THE SENIORITY PREMIUM RESERVE TOTALS $394 AND $336, RESPECTIVELY.

SECURITY DEPOSITS- THEY CONSIST MAINLY OF THE DEPOSITS OF THE LESSEES IN U.S. DOLLARS, TO GUARANTEE TIMELY PAYMENT OF RENT IN THE PREMISES OWNED BY THE COMPANIES, WHICH AMOUNTS ARE ONE TO TWO MONTHS OF RENT, ACCORDING TO THE CURRENT CONTRACTS.

RECOGNITION OF INCOME AND COSTS- INCOME AND COSTS FOR LEASES ARE RECOGNIZED AS THE RENT ACCRUES AND THE COSTS ARE INCURRED, RESPECTIVELY.

INCOME AND COSTS FROM SALES OF PROPERTIES ARE RECOGNIZED BY THE METHOD OF ECONOMIC PROGRESS OF THE SITE, OR FROM THE DATE THE PURCHASE AND SALE CONTRACTS ARE SIGNED AND CERTAIN REQUISITES ARE MET. FURTHERMORE, THE ASSIGNMENT OF COMMON COSTS IS POSTED CONSIDERING THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES BASICALLY CONSIST OF INCOME RELATED TO PARKING, CONSULTING SERVICES AND CONSTRUCTION SUPERVISION, WHICH ARE POSTED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL FINANCING RESULT- THE INTEGRAL FINANCING RESULT INCLUDES ALL ITEMS OR FINANCIAL EXPENSES, AS WELL AS INTEREST, EXCHANGE RESULTS AND MONETARY POSITION, AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED AT THE RATE OF EXCHANGE VALID AT THE END OF THE PERIOD, AFFECTING THE RESULTS AS PART OF THE INTEGRAL FINANCING RESULT.

(LOSS) PROFIT PER SHARE- THE (LOSS) PROFIT PER SHARE OF EACH PERIOD HAS BEEN CALCULATED BY DIVIDING THE NET MAJORITY PROFIT BY THE WEIGHTED AVERAGE OF THE OUTSTANDING SHARES IN EACH PERIOD.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3

CONSOLIDATED
Previous Printout

NAME OF THE COMPANY (1)		MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES						
1	OPCION SANTA FE III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	72,389,521	99.99	77,058	241,952
2	INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	(23,934)
3	OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	28,529,494	99.99	29,529	351,791
4	SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	SERVICE COMPANY	9,990	99.90	9,990	(7,398)
5	OPCION JAMANTAB, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,834,839	99.99	19,681	26,144
6	INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	52,558,229	99.99	53,979	124,906
7	INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	77,965,190	99.99	100,740	120,362
8	SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	SERVICE COMPANY	17,000	99.99	17	236
9	INMOBILIARIA PLAZA OPCION LOS NOGALES, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	38,504,279	99.89	38,504	36,717
10	MONTES URALES III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	22,230,384	89.29	36,899	24,911
11	RECINTO GRUPO INMOBILIARIA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,552,000	99.99	19,524	32,968
12	GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,577,569	99.86	6,578	1,123
13	OPCION LA FE, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	30,194,000	99.99	30,194	104,777
14	CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	PARKING LOT OPERATOR	25,000	50.00	25	56,756
15	INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	25,814
16	CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	42,234,211	99.99	70,198	231,372
17	PROYECTO COMERCIAL ACCION, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,437,063	99.99	6,437	(15,583)
18	SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V.	SERVICE COMPANY	49,999	99.90	50	37,987

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

LIST OF INVESTMENTS IN SHARES

PAGE 2

ADDENDUM 3

CONSOLIDATED
Previous Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	CURRENT VALUE (3)
19	CENTRO DE ACOPIO TEPOTZOTLAN, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	8,734,567	99.99	62,528	49,595
20	GA-HS, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	46,250	92.50	46	47
21	CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	3,116
22	GACCION COMERCIAL 1, S. DE R.L. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	50
23	GACCION VIVIENDA I, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	45,000	99.99	45	45
24	GACCION VIVIENDA II, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	50
25	GACCION VIVIENDA III, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	50
26	GACCION VIVIENDA IV, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	50
27	OTHER SUBSIDIARIES (4) (NO. OF SUBS.:)		1	0.00	0	0
TOTAL INVESTMENTS IN SUBSIDIARIES					**562,372**	**1,423,904**
AFFILIATES						
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	PROPERTY PURCHASE AND SALE AND LEASING	3,378,176	6.70	14,274	1,194
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	10,802,441	37.09	11,757	1,386
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	REAL ESTATE AGENTS	25,000	50.00	25	12,409
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	SERVICE COMPANY	25,000	50.00	25	25
5	INMOBILIARIA BEGUT, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	2,500	50.00	2,229	2,697
6	AMB-ACCION SAN MARTIN OBISPO I, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	855	11,974
7	AMB-ACCION CENTRO LOGISTICO PARQUE 1, S DE RL CV	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1,501	969
			0	0.00	0	0
TOTAL INVESTMENTS IN AFFILIATES					**30,666**	**30,654**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**

G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

LIST OF INVESTMENTS IN SHARES

PAGE 3

ADDENDUM 3

CONSOLIDATED

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NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
OTHER PERMANENT INVESTMENTS					0
TOTAL					1,454,558

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2003**

Previous Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANKS																
UNSECURED																
HSBC BANK MEXICO, SA	10/07/2007	11.01	13,000	40,083	0	0	0	0	0	0	0	0	0	0	0	0
SECURED																
MORTGAGE, GE CAPITAL CORP.	02/01/2010	4.13	0	0	0	0	0	0	0	0	0	12,176	11,835	12,702	13,623	279,108
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.06	0	0	0	0	0	0	0	0	0	8,598	8,529	9,224	9,975	274,396
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	7,365	7,385	7,955	8,566	227,295
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.10	0	0	0	0	0	0	0	0	0	5,842	5,789	6,263	6,776	187,015
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.15	0	0	0	0	0	0	0	0	0	5,318	5,263	5,702	6,177	172,449
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	6,401	6,657	7,168	7,719	143,720
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.09	0	0	0	0	0	0	0	0	0	4,718	4,675	5,058	5,472	150,898
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	3,154	3,275	3,595	3,945	82,983
MORTGAGE, GE CAPITAL CORP.	02/14/2011	8.05	0	0	0	6,314	6,321	6,695	7,090	70,448	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	3,158	3,289	3,537	3,803	70,142
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	2,250	2,341	2,575	2,831	60,471
MORTGAGE, GE CAPITAL CORP.	10/01/2009	9.99	0	0	0	0	0	0	0	0	0	2,376	2,204	2,435	2,690	59,149
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.88	0	0	0	0	0	0	0	0	0	2,039	2,140	2,344	2,567	53,225
MORTGAGE, GE CAPITAL CORP.	10/01/2009	9.89	0	0	0	0	0	0	0	0	0	2,126	1,977	2,183	2,408	52,605
MORTGAGE, GE CAPITAL CORP.	10/01/2009	3.88	0	0	0	0	0	0	0	0	0	2,366	2,479	2,650	2,832	50,311
MORTGAGE, GE CAPITAL CORP.	10/01/2009	9.90	0	0	0	0	0	0	0	0	0	1,731	1,610	1,777	1,961	42,869
MORTGAGE, GE CAPITAL CORP.	10/01/2009	11.22	0	0	0	0	0	0	0	0	0	1,610	1,440	1,610	1,800	42,993
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,770	1,844	1,983	2,132	39,319
MORTGAGE, GE CAPITAL CORP.	01/29/2013	5.10	0	0	0	3,343	3,462	3,802	4,176	30,874	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	11.12	0	0	0	0	0	0	0	0	0	1,446	1,297	1,449	1,619	38,393

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2003**

Previous Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $)						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $)					
					Time Interval						Time Interval					
			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANKS																
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,604	1,672	1,797	1,931	35,504
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.83	0	0	0	0	0	0	0	0	0	1,323	1,395	1,533	1,685	35,767
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.13	0	0	0	0	0	0	0	0	0	1,364	1,410	1,526	1,651	31,732
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.67	0	0	0	0	0	0	0	0	0	1,248	1,136	1,263	1,405	32,316
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,291	1,344	1,446	1,554	28,566
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,191	1,241	1,334	1,434	26,355
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,101	1,147	1,233	1,326	24,457
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.80	0	0	0	0	0	0	0	0	0	980	894	994	1,104	25,285
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	1,085	1,127	1,214	1,308	24,350
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,081	1,127	1,211	1,301	23,927
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,024	1,065	1,147	1,233	22,738
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	995	1,037	1,114	1,197	22,015
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	797	829	912	1,003	21,424
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.15	0	0	0	0	0	0	0	0	0	664	657	712	773	21,532
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	883	920	990	1,085	19,638
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	750	780	858	944	20,157
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	815	850	912	981	18,028
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	706	734	790	851	15,849
MORTGAGE, GE CAPITAL CORP.	07/31/2007	10.18	3,000	15,559	0	0	0	0	0	0	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	548	565	615	668	13,222
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.96	0	0	0	0	0	0	0	0	0	488	440	491	547	12,841

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2003**

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CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $)						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $)					
					Time Interval						Time Interval					
			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANKS																
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	443	462	496	533	9,802
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.78	0	0	0	0	0	0	0	0	0	391	405	437	472	8,865
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	370	384	414	446	8,295
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.96	0	0	0	0	0	0	0	0	0	240	217	242	270	6,324
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	183	189	204	220	4,053
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	162	168	181	195	3,591
TOTAL BANKS			**16,000**	**55,642**	**0**	**9,657**	**9,783**	**10,497**	**11,266**	**101,322**	**0**	**96,171**	**96,224**	**104,276**	**112,993**	**2,543,974**
PROVIDERS																
PROFESSIONAL SERVICES			5,451	0	0	915	0	0	0	0	0	0	0	0	0	0
EQUIPMENT LEASING			0	0	0	6,970	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION SERVICES			1,003	0	0	0	0	0	0	0	0	0	0	0	0	0
TREASURE OF THE FEDERAL DISTRICT			3,688	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVIDERS			10,142	0	0	7,885	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES			29,692	0	0	117,722	0	0	0	0	0	0	0	519,425	0	0
TOTAL OTHER CURRENT LIABILITIES BEFORE OTHER LOANS			**29,692**	**0**	**0**	**117,722**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**519,425**	**0**	**0**
			55,834	**55,642**	**0**	**135,264**	**9,783**	**10,497**	**11,266**	**101,322**	**0**	**96,171**	**96,224**	**623,701**	**112,993**	**2,543,974**

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: 3 YEAR: 2003

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)

ADDENDUM 6 **CONSOLIDATED**
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BALANCE	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	32,480	**355,308**	0	0	355,308
LIABILITIES	**336,592**	**3,751,906**			**3,751,906**
	90,993		0	0	1,013,479
	245,599		0	0	2,738,427
NET BALANCE	**(304,112)**	**(3,396,598)**			**(3,396,598)**

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

INTEGRATION AND CALCULATION SCHEDULE OF RESULT FROM MONETARY POSITION (1)
(Thousands of Pesos)

ADDENDUM 7

CONSOLIDATED
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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIABILITIES	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIABILITIES
JANUARY	1,492,492	4,086,256	2,593,764	0.40	10,375
FEBRUARY	1,646,923	4,783,392	3,136,469	0.27	8,468
MARCH	1,629,552	4,802,086	3,172,533	0.63	19,987
APRIL	1,499,215	4,553,672	3,054,457	0.17	5,193
MAY	1,454,044	4,352,415	2,898,371	(0.33)	(9,565)
JUNE	1,443,896	4,339,727	2,895,831	0.08	2,317
JULY	1,446,290	4,366,259	2,919,969	0.14	4,088
AUGUST	1,516,368	4,465,894	2,949,527	0.29	8,554
SEPTEMBER	1,564,715	4,659,447	3,094,732	0.65	20,116
ADJUSTMENT:	0	0	0	0.00	580
CAPITALIZATION:	0	0	0	0.00	(950)
FOREIGN COMPANIES:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(172)
TOTAL					**68,991**

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

BONDS, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS LISTED ON THE STOCK EXCHANGE

ADDENDUM 8

CONSOLIDATED
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FINANCIAL LIMITATIONS ACCORDING TO BOOK RECORDS FOR THE ISSUE AND/OR SECURITIES
N/A

CURRENT SITUATION OF FINANCIAL LIMITATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

ADDENDUM 9 **CONSOLIDATED**
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PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% OF USE
N/A		0	0

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

DIRECT RAW MATERIALS

ADDENDUM 10

CONSOLIDATED
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DOMESTIC	MAIN PROVIDERS	IMPORT	MAIN PROVIDERS	NAT SUBST	% TOTAL PRODUCTION COST
N/A					

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

SALES DISTRIBUTION BY PRODUCT
ADDENDUM 11
DOMESTIC SALES

CONSOLIDATED
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MAIN PRODUCTS OR PRODUCT LINES	TOTAL PRODUCTION		SALES		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		BRANDS	CUSTOMERS
LEASING				374,454			
CONSTRUCTION				5,079			
SERVICES				123,531			
TOTAL				503,064			

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**
CONSOLIDATED
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STRUCTURE OF PAID-IN CAPITAL

CHARACTERISTICS OF THE SHARES

	VALUE	CURRENT COUPON	NUMBER OF SHARES				CAPITAL	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL		**0**	**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL SHARES OF PAID-IN CAPITAL AS OF THE DATE THE INFORMATION WAS SENT:
125,540,698

PROPORTION OF SHARES BY:

CPO's 0
T.VINC. 0
ADRS's: 0
GDRS's: 0
ADS's: 10 AD'S PER SHARE
GDS's 0

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	QUARTERLY MARKET PRICE

OBSERVATIONS

Project Information
(Project, Amount Established and Progress Percentage)

ADDENDUM 13 **CONSOLIDATED**
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HOUSING PROJECTS.

MERIDA PROJECT.

CALLE DE MERIDA NO. 49
26 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $10,000,000 PESOS INCLUDING: LAND, PRELIMINARY PROJECT, ARCHITECTURAL PROJECT, EXECUTIVE PROJECT, FINANCIAL PLANNING, LICENSES, PERMITS, DEMOLITION AND SITE ADVANCES.
THE PROGRESS PERCENTAGE IS 30%

INDUSTRIAL PROJECTS

AGAVE PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 226,000 M2 WAS PURCHASED FOR $10,500,000 DOLLARS PLUS INVESTMENT IN TERRACES FOR $1.7 MILLION DOLLARS.
TOTAL PROJECT PROGRESS 20%.

MEZQUITE PROJECT.
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
100% OF THE WORK HAS BEEN DONE, WITH AN INVESTMENT OF $17.8 MILLION DOLLARS.

LA HUERTA PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND WAS PURCHASED AND THERE IS CONSTRUCTION PROGRESS OF 50%.
$4.5 MILLION DOLLARS HAVE BEEN SPENT.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**

G. ACCION S.A. DE C.V. QUARTER: **3** YEAR: **2003**

Transactions in Foreign Currency and Conversion of the Financial Statements of Foreign Operations
(Project, Amount Established and Progress Percentage)

CONSOLIDATED

ADDENDUM 14 **Previous Printout**

THE MAIN TRANSACTIONS IN FOREIGN CURRENCY ARE AS FOLLOWS:

INCOME 40,338 DOLLARS EQUIVALENT TO $435,891 PESOS AND
EXPENSES 21,201 DOLLARS EQUIVALENT TO $228,593 PESOS.

* FIGURES IN THOUSANDS

THE MAIN INCOME TRANSACTIONS CONSIST OF LEASING OF BUILDINGS AND ADMINISTRATIVE SERVICES.

THE EXPENSES CORRESPOND TO CERTAIN LEASING COSTS, ADMINISTRATIVE EXPENSES, FINANCING EXPENSES AND OTHER MINOR EXPENSES

INCOME AND EXPENSES CORRESPOND TO THE TOTAL OF THE TRANSACTIONS CARRIED OUT IN US DOLLARS IN 2003. INCOME FROM LEASING IS POSTED TO THE ACCOUNTS AT THE AVERAGE RATE OF EXCHANGE OF EACH MONTH, WHOLE OTHER INCOME, COSTS AND EXPENSES ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION.

Type/Batch No.	G 179049	Book, off balance sheet	N	Conversion of various currencies	Y
Date	10/27/03	Intercompany adjustment method	N	Intercompany A/D various currencies	N

... Type	Doc. No.	... Comp.	Date L/M	R A	Company	Description of Account No.	Div. Code	Debit	Credit	Units	Ledger	T P	Asset No.	Explanation Observation	AD line No.
JE	736	00401	10/31/03	R	00401	401.3030 ADJUSTMENT	MXP		2,268,012.01-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	1.0
JE	736	00401	10/31/03	R	00401	401.332008 CAPITAL	MXP	2,268,012.01						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	2.0
JE	736	00401	10/31/03	R	00401	401.3220 ADJUSTMENT	MXP	641,865.88						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	3.0
JE	736	00401	10/31/03	R	00401	401.322009 ACCRUED RESULTS	MXP		641,865.88-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	4.0
JE	736	00401	10/31/03	R	00401	401.3240 ADJUSTMENT	MXP		32,074.02-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	5.0
JE	736	00401	10/31/03	R	00401	401.332016 LEGAL RESERVE	MXP	32,074.02						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	6.0
JE	736	00401	10/31/03	R	00401	401.3310 FROM PREVIOUS YEARS	MXP	39,667.65						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	7.0
JE	736	00401	10/31/03	R	00401	401.332019 ADJ., RETAINED PREV. YEARS	MXP		39,667.65-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	8.0
JE	736	00401	10/31/03	R	00401	401.3420 ADJUSTMENT	MXP		1,204,981.75-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	9.0
JE	736	00401	10/31/03	R	00401	401.332015 FUTURE CONTRIBUTIONS	MXP	1,204,981.75						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	10.0
JE	736	00401	10/31/03	R	00401	401.36 ADJ., ACCRUED EFFECT DEFERRED INCOME TAX	MXP	607,547.67						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	11.0
JE	736	00401	10/31/03	R	00401	401.332020 ADJ., ACCRUED EFFECT DEFERRED INCOME TAX	MXP		607,547.67-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	12.0
JE	736	00401	11/01/03	R	00401	401.3030 ADJUSTMENT	MXP	2,268,012.01						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	1.0
JE	736	00401	11/01/03	R	00401	401.332008 CAPITAL	MXP		2,268,012.01-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	2.0
JE	736	00401	11/01/03	R	00401	401.3220 ADJUSTMENT	MXP		641,865.88-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	3.0
JE	736	00401	11/01/03	R	00401	401.332009 ACCRUED RESULTS	MXP	641,865.88						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	4.0
JE	736	00401	11/01/03	R	00401	401.3240 ADJUSTMENT	MXP	32,074.02						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	5.0
JE	736	00401	11/01/03	R	00401	401.332016 LEGAL RESERVE	MXP		32,074.02-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	6.0
JE	736	00401	11/01/03	R	00401	401.3310 FROM PREVIOUS YEARS	MXP		39,667.65-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	7.0

GRUPO OPCION
Accounting Report of L/

Type/Batch No.	G 179049	Book, off balance sheet	N	Conversion of various currencies	Y
Date	10/27/03	Intercompany adjustment method	N	Intercompany A/D various currencies	N

... Type	Doc. No.	... Comp.	Date L/M	R A	Company	Description of Account No.	Div. Code	Debit	Credit	Units	Ledger	T P	Asset No.	Explanation Observation	AD line No.
JE	736	00401	11/01/03	R	00401	401.332019 ADJ., RETAINED PREV. YEARS	MXP	39,667.65						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	8.0
JE	736	00401	11/01/03	R	00401	401.3420 ADJUSTMENT	MXP	1,204,981.75						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	9.0
JE	736	00401	11/01/03	R	00401	401.332015 FUTURE CONTRIBUTIONS	MXP		1,204,981.75-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	10.0
JE	736	00401	11/01/03	R	00401	401.36 ADJ., ACCRUED EFFECT DEFERRED INCOME TAX	MXP		607,547.67-					CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	11.0
JE	736	00401	11/01/03	R	00401	401.332020 ADJ., ACCRUED EFFECT DEFERRED INCOME TAX	MXP	607,547.67						CAPITAL ADJ. OCT-03 B-10 CAPITAL OCT-03	12.0
						L/M Type Totals	AA	**9,588,297.96**	**9,588,297.96-**						

Fourth Quarter 2003

Mexico City, February 27, 2004



Daimler Headquarters

G.Accion S.A. de C.V. ("G.Accion" or "The Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results for the fourth quarter period, ended December 31, 2003. All figures are stated in accordance with generally accepted accounting principles in Mexico and are in constant Mexican pesos (Ps.) as of December 31, 2003. Due to rounding, some figures and percentages may slightly differ.

Highlights

- **Leasing revenues for the fourth quarter increased** 12%, reaching Ps. 133 million, while leasing revenue for the twelve-month 2003 period reached Ps. 512 million, an increase of 11% compared to the twelve months of 2002.
- **EBITDA** for the twelve-month 2003 period increased 4% compared to full-year 2002.
- **Net interest coverage ratio** reached 1.56x for the twelve months ended December 31, 2003 with a debt coverage service (interest + capital) of 1.23x.
- G.Accion's **property portfolio available for leasing** grew 32%, to over 7.9 million sq.ft., compared to 6.0 million sq.ft. reported for the twelve-month 2002 period.
- G.Accion announced the **acquisition of a commercial shopping center** in Ciudad Juarez, Chihuahua, as part of its strategic alliance with Kimco Realty Corporation.

Statement from the CEO

Luis Gutierrez Guajardo, Chief Executive Officer of G.Accion, stated: "Despite the fact that 2003 was a challenging year characterized by weak economic growth, we are very satisfied with our results for the period. Our corporate strategy, based on the diversification of sectors, is to shift our participation from areas of slow growth, such as the manufacturing sector, to instead focus on sectors with higher growth potential such as the development of distribution centers in Mexico City, housing and commercial centers, which have proved successful.

We have become an investment vehicle for institutional investors, strengthening our relationships in the development of distribution centers; Kimco in the commercial centers and Peabody in housing.

With AMB we have a portfolio of over 1 million sq. ft., as well as important land investments in Mexico City, which ensures us future investments for many years. In the housing sector, we experienced wide acceptance by both our partners and our clients. To date, we have two developments in presale with 35% sold and five new developments scheduled for presale during the second half of 2004.

In commercial shopping centers, we initiated operations during fourth quarter of 2003, thanks to our joint venture with Kimco Realty Corp., with whom we are forming a strategy of penetrating the commercial shopping sector with retail anchor stores.

Contacts:

In Mexico:
Jorge Girault Facha
G. Accion ,S.A. de C.V.
jgf@accion.com.mx
Tel: (52) 55-5081-0825

María Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York:
Maria Barona / Peter Majeski
i-advize Corp. Communications
gaccion@i-advize.com
Tel: 212-406-3690



Corporate Office of Sony

We currently manage a global portfolio of 8 million sq. ft., the largest in Mexico, which confirms our leadership position.

The Company's annual results were favorable with a 4% EBITDA, and a net interest coverage ratio of 1.56x, which is evidence of G. Accion's commitment to shareholder value.

Fourth Quarter 2003 Results

REVENUES

Revenue from leasing activity increased 12% during the fourth quarter, reaching Ps.133 million compared to the Ps.118 million reported during the fourth quarter of 2002. This increase was mainly due to the revenue obtained from the newly-acquired property in the *Parque Industrial Queretaro* and rent from the Sony Mexico Building in the Santa Fe area of Mexico City. Both transactions took place at the beginning of 2003.

Revenue from sales increased 38% compared to the fourth quarter of 2002, reflecting the presale of the housing development initiated during the last quarter of 2003.

During the fourth quarter of 2003, **revenue from services to third parties** reached Ps.18 million, a 62% decrease compared with Ps.48 million reported during the same period of 2002, due to additional revenues for services rendered to AMB, at the beginning of 2003.

As a result of the above-mentioned events, **total revenues** decreased 9%, from Ps.168 million reported during the fourth quarter of 2002 to Ps.153 million reported for the fourth quarter of 2003.

GROSS INCOME

Gross income for the fourth quarter of 2003 was Ps.122 million, 14% less than the Ps. 142 million reported during the same quarter of 2002.

ADMINISTRATIVE EXPENSES

Administrative expenses, including salaries paid to technical and administrative personnel and corporate expenses for the Company and its subsidiaries totaled Ps.13 million, a 25% increase compared to the same period of 2002. The increase is primarily due to payments of legal fees for various lawsuits, which resulted in favor of the Company.

EBITDA

As a result of the above, EBITDA[1] for the fourth quarter of 2003 reached Ps.109 million, a decrease of 16% compared to Ps.129 million reported during the same quarter of 2002.

DEPRECIATION AND AMORTIZATION

Depreciation expenses increased 44% to Ps. 40 million compared to Ps.28 million reported during the same period of 2002. This increase reflects the purchase of facilities in Queretaro and the Sony Corporate Building.

Amortization expenses, which account for expenses for sales and leasing commissions, reached Ps.6 million.

[1] EBITDA - Income before interest, taxes, depreciation and amortization.



Centro de Acopio de Procter & Gamble

INTEGRAL COST OF FINANCING

The integral cost of financing reached Ps.126 million, reflecting an increase of 34% in net interest due to the refinancing of debt that took place in October 2002 and the exchange rate loss of Ps.86 million experienced with the fluctuation of the Mexican peso during the quarter. This loss is due to accounting effects and does not affect the Company's cash flow.

NET INCOME (LOSS)

As a result of the above, the Company reported a net loss of Ps.30 million.

Full-Year 2003 Results

REVENUE

Revenue from leasing activity reached Ps.512 million for the full year 2003 period, reflecting an increase of 11% compared to the Ps.460 million reported during the same period 2002. These results reflect the acquisitions made during late 2002 and the first half of 2003.

Revenue from sales reached Ps.7 million, compared with Ps.114 million registered during the twelve months of 2002, a decrease of 93%. This decrease reflects the effect of the sale of 90% of a storage center located in the Chamapa-Lechería Highway in 2002 to the Company's partner, AMB Property Corporation, upon initiating a strategic alliance with this company at a 90/10 structure.

Revenue from services reached Ps.143 million, representing a decrease of 3% when compared to the Ps.148 million reported in the same period 2002. This decline is mainly a result of an accounting reclassification made to the earnings results of Central Parking System Mexico.

As a result of the above, ***total revenue*** declined 8%, from Ps.722 million reported for full-year 2002 to Ps.662 million for the twelve months ended December 31, 2003

GROSS REVENUE

For the twelve-month 2003 period, gross revenue reached Ps.519 million, an increase of 4% compared with the Ps. 498 million reported for the full-year 2002.

The gross margin for the twelve months of 2003 was 78.3%.

ADMINISTRATIVE EXPENSES

Administrative expenses for the full-year 2003 period increased 5% to Ps. 57 million, from Ps.54 million in 2002.

EBITDA

As a result of the above, EBITDA for the twelve-month period ended December 31, 2003 reached Ps. 462 million, a 4% increase compared to Ps.444 million reported during the same period of the previous year. These figures were mainly affected by an accounting reclassification to the earnings results of Central Parking System Mexico.

EBITDA margin for the twelve months of 2003 was 69.7%.



Torre Angel Building

DEPRECIATION AND AMORTIZATION

Depreciation expenses increased 10%, reaching Ps. 128 million, compared to Ps.116 million reported for the same period of 2002.

Amortization expenses, which reflect costs for sales and leasing commissions paid throughout the life of the contract, rose 25%, reaching Ps.20 million.

INTEGRAL COST OF FINANCING

For the twelve months of 2003, integral cost of financing was Ps. 466 million. Net interest (expense) increased to Ps. 296 million. Additionally, these results reflected an exchange rate loss of Ps.287 million for the twelve-month period, caused by the fluctuation of the Mexican peso during the year. This loss is due to accounting effects and does not affect the Company's cash flow.

NET INCOME (LOSS)

As a result of the above, the Company experienced a net loss of Ps. 112 million for the twelve month 2003 period.

PER SHARE INFORMATION

Total number of shares outstanding: 125,540,698
EBITDA per share: Ps.3.69
EPS: Ps. (0.89)

CORPORATE EVENTS

- On January 23, 2003, as part of its December 2002 agreement with Hines, G. Accion completed the acquisition of 872 thousand sq.ft. of industrial property within the Parque Industrial Queretaro (Queretaro, Mexico). Keeping with the guidelines of the agreement, the Company also placed the *Torre del Angel* Building with a private investor.

- On February 28, 2003, G. Accion completed the Sony de Mexico corporate office building in the Santa Fe area in Mexico City. The building, 86 thousand sq.ft., was developed in nine and a half months. G. Accion and Sony de Mexico have a long-term leasing agreement.

- G. Accion, in association with Kimco Realty Corporation announced the acquisition the López Mateos Commercial Shopping Center in Ciudad Juarez, Chihuahua. The center, which is 183 thousand sq.ft. in size, generates over Ps.106 million in gross annual revenues. The main anchor store is Soriana and includes other sub anchor establishments such as KFC, Banorte, Peter Piper Pizza and Wendy´s.
  The shopping mall acquisition was made in association with Kimco Realty Corporation, a Real Estate Investment Trust (REIT) located in New York and dedicated to the operation and development of shopping centers in the United States, Canada and, beginning in 2002, in Mexico.

- G. Accion, through its strategic alliance with the AMB Property Corporation, announced the acquisition of two lots in the San Martin Obispo area over the Chamapa – Lechería Highway, as part of the 90/10-investment program with AMB. The "Agave" and "Mesquite II" lots measure approximately 2.4 million square feet (226,000 m^2) and 192.6 thousand square feet (17,900 m^2), respectively. Mesquite II was acquired through a private transaction. Both lots will be zoned for industrial use and used primarily for distribution centers and warehouses.

- G. Accion announced the prepayment of the principle of convertible debentures which were issued in November of 1998 with Trinet. The principal of these debentures was US$2 million and was guaranteed by 2.5 million G. Accion shares issued but not paid, which have now been cancelled. G. Accion's fully diluted shares equal 125,540,698 after the cancellation of and before conversion of Peabody's debentures.

  As part of the Company's strategy of investing institutional money in various segments of the real estate sector and taking advantage of the recent activity in the middle-income housing sector, the Company, together with the Peabody Investment Group and a Mexican investment fund, began investing in the middle-income housing sector. The strategy is to search for local investors who can contribute their experience and proven track record to invest in projects inside allocated zones within Mexico City. The local investor contributes up to 10% of the required investment; G. Accion, together with a group of strategic investors, contributes the rest. The Company receives a premium for obtaining higher returns than those agreed upon with its investment partners.

PROPERTY PORTFOLIO

As of December 31, 2003, the Company's management portfolio grew by 32% to 7.9 million sq.ft., from 5.6 million sq.ft. reported on December 31, 2002. This increase reflects the effects from the acquisition of properties.

The vacancy rate of the office portfolio is 6%, which is below the market average of 20%. The Company has had to re-lease Iusacell's previously leased space in the Santa Fe III building to various tenants.

The following table provides a breakdown of the Company's property portfolio as of December 31, 2003:

TABLE 1 – PROPERTY PORTFOLIO			
Property / Market	m^2	sq. ft.	Number of Buildings
OFFICES			
State of Mexico	2,500	26,910	1
Mexico City	82,350	886,403	7
Monterrey	19,035	204,900	1
INDUSTRIAL			
State of Mexico	96,518	1,038,911	5
Guadalajara ***	192,584	2,072,967	14
Hermosillo	17,467	188,018	1
Ciudad Juarez	96,591	1,039,696	12
Matamoros	9,936	106,950	3
Monterrey	32,179	346,372	3
Queretaro	87,306	939,754	9
Reynosa	50,650	545,192	7
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	2
Chihuahua	20,251	217,983	1
Torreón	5,970	64,260	1

G.ACCION

Centro Insurgentes**	39,100	420,800	1
La Plaza Oriente	850	9,000	1
Pabellón Altavista***	3,300	35,500	1
C.Comercial López Mateos (1)	2,700	29,000	1
TOTAL	**739,253**	**7,957,060**	**67**

LAND RESERVE			
Parque Opción (1st Part)	174 Hec	430 Acres	
Santa Fe V (Reserve)	17,791 M^2	191,500 SqFt	
Santa Fe VI (Reserve)	4,831 M^2	52,000 SqFt	

Note: Includes properties controlled with AMB.
** G. Accion owns the property and manages 20% of its space.
*** Includes co-investment with AMB. G. Accion manages 10% of these properties.
(1) G. Accion owns 10% and Kimco owns 90%.

TABLE 2 – SUMMARY AS OF 4Q2003

	4Q 2003*	4Q 2002	Change %
Total Occupancy Rate	**94%**	**98%**	**(4%)**
Total Property Portfolio (M^2)*	**739,250**	**560,000**	**32%**
Total Property Portfolio (Sq. Ft.)*	**7,957,060**	**6,027,800**	**32%**

* Includes Centro Insurgentes

TABLE 3 – WEIGHTED AVERAGE LEASE TERM

	December 31, 2003
Office Portfolio	4.67 years
Industrial Portfolio	5.33 years
Total Property Portfolio	4.56 years

DEBT SUMMARY AS OF DECEMBER 31, 2003

The Company's long-term debt increased by 7% year-over-year, reflecting the financing required to implement G. Accion's corporate growth strategy, as well as the refinancing which took place in October 2002. G. Accion's properties are able to service their debt while maintaining an attractive yield.

G.Accion's debt is tied to a specific property and its corresponding lease agreements. During the twelve months of 2003, the net interest coverage ratio was 1.56x, reflecting G.Accion's ability to meet its (financial) obligations. As of December 31, 2003, the weighted average cost of all bank debt was 5.3%, taking into account the actual 30-day LIBOR rate.

Table 4 - Debt (Figures as of December 31, 2003)

Institution	Currency	Principal
GE Capital	US $	261,885,969
Inverlat	US $	3,482,955
Banorte	US $	8,825,809
Total Debt (US$)		**274,194,733**

Institution	Currency	Principal
Bancomer	Mx. Ps.	17,808,928

Through our strategic partnership with AMB, in which G. Accion has a 10% interest, the following long-term debt financing has been assumed:

Institution	Currency	Principal
GE Capital	US $	16,994,129*

*G. Accion has a 10% stake.

ABOUT THE COMPANY

G. Accion is Mexico's leading real estate company, with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country and industry and international markets, therefore they are subject to change.

CONFERENCE CALL

Wednesday, March 3, 2004

11:00am (New York Time)
10:00am (Mexico Time)

Tel: (800) 279-9534 from the U.S.
Tel: (719) 457-2685 from outside the U.S.

Access Code: G.Accion

Speakers

Héctor Ibarzábal (CFO and Executive Vice President)

A 48-replay will be available
To access the replay, please dial:
(888) 203-1112 from the U.S
(719) 457-0820 outside the U.S
Access Code: 774365

INCOME STATEMENT

	Fourth Quarter			Twelve months		
	31-Dec-03 US$ Thousand*	31-Dec-03 Ps. Thousand	31-Dec-02 Ps. Thousand	31-Dec-03 US$ Thousand*	31-Dec-03 Ps. Thousand	31-Dec-02 Ps. Thousand
Operating Income						
Leasing Revenues	11,624	132,511	118,095	45,833	511,682	460,027
Sale of developed properties	205	2,342	1,699	645	7,485	114,157
Services to third parties	1,600	18,238	47,905	12,572	143,325	148,036
Total Revenues	**13,429**	**153,091**	**167,699**	**59,051**	**662,493**	**722,219**
Costs						
Leasing						
Real estate tax	818	9,326	10,380	3,781	43,970	44,167
Maintenance	119	1,354	(647)	1,346	14,941	9,599
Other	278	3,165	755	1,603	15,875	4,429
Subtotal leasing	1,214	13,844	10,488	6,730	74,786	58,195
Developed property	161	1,836	206	412	4,691	101,879
Services to third parties	1,389	15,833	15,185	6,009	64,425	63,878
Total costs	2,764	31,514	25,879	13,151	143,902	223,952
Gross Income	**10,665**	**121,577**	**141,820**	**45,899**	**518,591**	**498,267**
Operating Expenses						
Administrative expenses	1,132	12,903	10,317	5,032	56,898	54,023
Selling expenses	0	0	2,387	0	0	0
EBITDA	**9,533**	**108,675**	**129,116**	**40,867**	**461,693**	**444,244**
Depreciation	3,515	40,068	27,820	11,263	128,398	116,207
Amortization	495	5,648	4,423	1,835	19,797	15,783
write down			(20,381)	0	0	295,506
Operating Income	**5,523**	**62,958**	**117,254**	**27,769**	**313,497**	**16,749**
Integral Cost of Financing						
Interest Expense	8,200	93,482	70,275	26,444	308,432	250,675
Interest Income	(401)	(4,566)	(3,749)	(1,056)	(12,643)	(8,473)
Exchange income, net		85,866	51,980		288,635	367,460
Gain on monetary position		(49,051)	(42,035)		(118,911)	(143,050)
	7,800	**125,731**	**76,471**	**25,387**	**465,513**	**466,612**
Other income	887	10,107	(1,337)	1,356	8,129	5,765
Income (loss) before provisions for taxes	**(1,390)**	**(52,666)**	**39,446**	**3,738**	**(143,887)**	**(444,098)**
Provisions:						
Income taxes	180	2,054	7,429	1,456	15,707	19,225
Deferred taxes	(3,728)	(42,500)	14,585	(7,552)	(81,486)	445
Asset tax	1,030	11,742	4,327	2,620	28,270	21,166
Income (loss) before equity in results of affiliates	**1,128**	**(23,961)**	**13,105**	**7,214**	**106,378**	**(484,935)**
Equity in income (loss) from affiliated companies	(351)	(4,000)	(2,733)	409	4,413	(1,314)
Net (loss) income apllicable to minority stockholders	(167)	(1,903)	(2,926)	(971)	(10,478)	(7,657)
Net (loss) income	**610**	**(29,864)**	**7,446**	**6,652**	**(112,444)**	**(493,906)**

Note: 12-months 2002 results are auddited

Dollar exchange rates vary according to the time of actual movement

G.ACCION

BALANCE SHEET

	[illegible]		
	2003	**2003**	**3Q03**
ASSETS	**(US$ Thousand)**	**(Ps. Thousand)**	**(Ps. Thousand)**
Current Assests:			
Cash and cash equivalents	19,152	218,337	256,596
Accounts receivable, net	7,339	83,668	87,789
Receivables from related parties	4,543	51,789	41,680
Housing Inventories	8,009	91,304	
Prepaid expenses	60	686	2,506
Total Current Assets	**39,104**	**445,785**	**388,571**
Fixed Assets			
Investments in shares of affiliated companies	3,124	35,613	31,041
Trusts	1,697	19,342	19,788
Property held for lease, net	372,499	4,246,491	4,276,233
Building and equipment, net	5,018	57,203	60,896
Other Assets	12,753	145,388	159,647
Prepaid tax	20,229	230,610	189,989
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
LIABILITIES			
Current Liabilities:			
Bank loans and current portfolio of LT debt	11,097	126,508	123,363
Other accounts payable and acurred liabilities	15,916	181,446	143,630
Affiliates	1,912	21,802	28,560
Garanty deposits	4,047	46,135	53,929
Income tax payable	326	3,712	0
Total Current Liabilities	**33,298**	**379,602**	**349,482**
Long - Term Liabilities:			
Long - term debt	269,831	3,076,076	3,084,357
Diferred income tax	1,222	13,936	0
Convertibles Peabody	48,481	552,687	525,970
TOTAL LIABILITIES	**352,833**	**4,022,301**	**3,959,809**
Common stock	5,014	57,154	57,154
Restatement	13,221	150,719	150,058
Additional paid-in capital	87,953	1,002,667	999,481
Income (loss) of period	610	(112,444)	(82,579)
Accumulated losses	(18,821)	(214,556)	(213,874)
Cumulative restatement effect	12,906	147,123	146,656
Cumulative deferred income tax	5,803	66,154	65,943
Minority interest	5,378	61,314	43,516
Conversion	(10,473)		
TOTAL STOCKHOLDERS´ EQUITY	**101,591**	**1,158,132**	**1,166,356**
TOTAL LIABILITIES AND STOCKHOLDERS´ EQUITY	[illegible]	[illegible]	[illegible]

*Average exchange rate for the quarter US$ 1.00 = Ps. 11.40

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
TO DECEMBER 31, 2003 AND 2002
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**5,161,091**	**100**	**4,688,341**	**100**
2	**CURRENT ASSETS**	**445,784**	**9**	**403,687**	**9**
3	CASH AND TEMPORARY INVESTMENTS	218,337	4	115,481	2
4	CUSTOMERS AND ACCOUNTS RECEIVABLE (NET)	34,919	1	53,643	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	100,538	2	163,191	3
6		91,304	2	0	0
7	OTHER ASSETS	686	0	71,372	2
8	**LONG TERM**	**35,614**	**1**	**15,553**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENTS IN SHARES OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	35,614	1	15,553	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTIES, PLANT AND EQUIPMENT (NET)**	**4,303,694**	**83**	**3,914,049**	**83**
13	PROPERTIES	4,677,429	91	4,047,982	86
14	MACHINERY AND EQUIPMENT	0	0	0	0
15	OTHER EQUIPMENT	128,861	2	83,910	2
16	ACCRUED DEPRECIATION	527,111	10	384,265	8
17	CONSTRUCTIONS IN	24,515	0	166,422	4
18	**DEFERRED ASSETS (NET)**	**375,999**	**7**	**355,052**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**4,022,301**	**100**	**3,434,917**	**100**
21	**CURRENT LIABILITIES**	**333,336**	**8**	**251,991**	**7**
22	PROVIDERS	19,009	0	35,979	1
23	BANK CREDITS	126,508	3	94,684	3
24	STOCK EXCHANGE CREDITS	0	0	0	0
25	TAXES PAYABLE	3,712	0	0	0
26	OTHER LIABILITIES	184,107	5	121,328	4
27	**LONG-TERM LIABILITIES**	**3,628,763**	**90**	**3,145,158**	**92**
28	BANK CREDITS	3,076,076	76	2,733,335	80
29	STOCK EXCHANGE CREDITS	0	0	0	0
30	OTHER CREDITS	552,687	14	411,823	12
31	**DEFERRED CREDITS**	**60,202**	**1**	**37,768**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**BOOK CAPITAL**	**1,138,790**	**100**	**1,253,424**	**100**
34	**MINORITY INTEREST**	**61,314**	**5**	**43,654**	**3**
35	**MAJORITY BOOK CAPITAL**	**1,077,476**	**95**	**1,209,770**	**97**
36	CAPITAL CONTRIBUTED	1,210,540	106	1,232,457	98
37	CAPITAL PAID IN	57,154	5	57,154	5
38	CAPITAL ADJUSTMENT	150,719	13	150,719	12
39	PREMIUM FROM SALES OF	1,002,667	88	1,002,667	80
40	CONTRIBUTIONS FOR FUTURE INCREASES OF	0	0	21,917	2
41	**CAPITAL GAINED (LOST)**	**(133,064)**	**(12)**	**(22,687)**	**(2)**
42	ACCRUED RESULTS AND RESERVE FOR	(291,367)	(26)	228,037	18
43	RESERVE FOR REPURCHASE OF	123,623	11	102,218	8
44	EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL	147,123	13	147,123	12
45	**NET RESULT OF THE PERIOD**	**(112,443)**	**(10)**	**(500,065)**	**(40)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
3	**CASH AND TEMPORARY INVESTMENTS**	**218,337**	**100**	**115,481**	**100**
46	CASH	90,409	41	47,346	41
47	INVESTMENTS	127,928	59	68,135	59
18	**DEFERRED CHARGES**	**375,999**	**100**	**355,052**	**100**
48	AMORTIZABLE EXPENSES	145,131	39	191,939	54
49	COMMERCIAL CREDIT	0	0	0	0
50	DEFERRED TAXES	230,610	61	162,874	46
51	OTHER	258	0	239	0
21	**CURRENT LIABILITIES**	**333,336**	**100**	**251,991**	**100**
52	LIABILITIES IN CURRENCY	220,378	66	198,579	79
53	LIABILITIES IN CURRENCY	112,958	34	53,412	21
24	**SHORT-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	MEDIUM-TERM PROMISSORY NOTE		0	0	0
56	CURRENT PORTION OF		0	0	0
26	**OTHER CURRENT LIABILITIES**	**184,107**	**100**	**121,328**	**100**
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	184,107	100	121,328	100
27	**LONG-TERM LIABILITIES**	**3,628,763**	**100**	**3,145,158**	**100**
59	LIABILITIES IN CURRENCY	3,578,204	99	3,075,956	98
60	LIABILITIES IN CURRENCY	50,559	1	69,202	2
29	**LONG-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM-TERM PROMISSORY NOTES		0	0	0
30	**OTHER CREDITS**	**552,687**	**100**	**411,823**	**100**
63	OTHER CREDITS WITH	492,688	89	411,823	100
64	OTHER CREDITS WITHOUT	59,999	11	0	0
31	**DEFERRED CREDITS**	**60,202**	**100**	**37,768**	**100**
65	COMMERCIAL CREDIT	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHER	60,202	100	37,768	100
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL**	**147,123**	**100**	**147,123**	**100**
70	ACCRUED RESULT BY POSITION	68,005	46	80,866	55
71	RESULT FROM HOLDING NON-MONETARY ASSETS	79,118	54	66,257	45

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
OTHER ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR	QUARTER PRIOR YEAR
		Amount	Amount
72	WORKING CAPITAL	112,448	151,696
73	FUND FOR PENSIONS AND PREMIUM OF	450	401
74	NUMBER OF EXECUTIVES	6	6
75	NUMBER OF EMPLOYEES	0	67
76	NUMBER OF WORKERS (*)	0	0
77	NUMBER OF OUTSTANDING SHARES	125,540,698	125,540,698
78	NUMBER OF SHARES REPURCHASED	0	0

(*) DATA IN UNITS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF INCOME **CONSOLIDATED**
FROM JANUARY 1 TO DECEMBER 31, 2003 AND 2002
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**662,493**	**100**	**722,548**	**100**
2	COST OF	143,902	22	229,919	32
3	**GROSS RESULT**	**518,591**	**78**	**492,629**	**68**
4	EXPENSES OF	205,093	31	181,815	25
5	**OPERATING RESULT**	**313,498**	**47**	**310,814**	**43**
6	INTEGRAL FINANCING COST	465,513	70	564,747	78
7	**RESULT AFTER INTEGRAL FINANCING COST**	**(152,015)**	**(23)**	**(253,933)**	**(35)**
8	OTHER FINANCIAL TRANSACTIONS	(8,128)	(1)	(3,108)	0
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**(143,887)**	**(22)**	**(250,825)**	**(35)**
10	PROVISION FOR TAXES AND	(37,509)	(6)	(221,051)	(31)
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**(106,378)**	**(16)**	**(29,774)**	**(4)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	4,413	1	(12,495)	(2)
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**(101,965)**	**(15)**	**(42,269)**	**(6)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**(101,965)**	**(15)**	**(42,269)**	**(6)**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	458,816	63
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**(101,965)**	**(15)**	**(501,085)**	**(69)**
19	MINORITY INTEREST	10,478	2	(1,020)	0
20	**NET MAJORITY RESULT**	**(112,443)**	**(17)**	**(500,065)**	**(69)**

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF INCOME CONSOLIDATED
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**662,493**	**100**	**722,548**	**100**
21	DOMESTIC	662,493	100	722,548	100
22	FOREIGN	0	0	0	0
23	CONVERSION TO DOLLARS	60,634	9	63,011	9
6	**INTEGRAL FINANCING COST**	**465,513**	**100**	**564,747**	**100**
24	INTEREST PAID	308,432	66	287,075	51
25	EXCHANGE LOSS	379,232	81	370,727	66
26	INTEREST GAINED	12,643	3	13,505	2
27	EXCHANGE GAIN	90,597	19	0	0
28	RESULT BY POSITION	(118,911)	(26)	(79,550)	(14)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(8,128)**	**100**	**(3,108)**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	(8,128)	(100)	(3,108)	(100)
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENTS	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**(37,509)**	**100**	**(221,051)**	**100**
32	INCOME TAX	43,977	117	38,995	18
33	DEFERRED INCOME TAX	(81,486)	(217)	(260,046)	(118)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF INCOME **CONSOLIDATED**
OTHER INCOME ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR	QUARTER PRIOR YEAR
		Amount	Amount
36	TOTAL SALES	662,492	722,549
37	TAX RESULT OF	0	0
38	NET SALES (**)	662,493	722,548
39	OPERATING RESULT	313,498	310,814
40	NET MAJORITY RESULT (**)	(112,443)	(500,065)
41	NET RESULT (**)	(101,965)	(501,085)

(**) INFORMATION OF THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
FROM OCTOBER 1 TO DECEMBER 31, 2003 AND 2002
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**153,091**	**100**	**167,699**	**100**
2	COST OF	31,514	21	25,879	15
3	**GROSS RESULT**	**121,577**	**79**	**141,820**	**85**
4	EXPENSES OF	58,619	38	44,947	27
5	**OPERATING RESULT**	**62,958**	**41**	**96,873**	**58**
6	INTEGRAL FINANCING COST	125,731	82	76,471	46
7	**RESULT AFTER INTEGRAL FINANCING COST**	**(62,773)**	**(41)**	**20,402**	**12**
8	OTHER FINANCIAL TRANSACTIONS	(10,107)	(7)	1,337	1
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**(52,666)**	**(34)**	**19,065**	**11**
10	PROVISION FOR TAXES AND	(28,704)	(19)	26,341	16
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**(23,962)**	**(16)**	**(7,276)**	**(4)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	(4,000)	(3)	(2,733)	(2)
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**(27,962)**	**(18)**	**(10,009)**	**(6)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**(27,962)**	**(18)**	**(10,009)**	**(6)**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	(20,381)	(12)
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**(27,962)**	**(18)**	**10,372**	**6**
19	MINORITY INTEREST	1,903	1	2,926	2
20	**NET MAJORITY RESULT**	**(29,865)**	**(20)**	**7,446**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**153,091**	**100**	**167,699**	**100**
21	DOMESTIC	153,091	100	167,699	100
22	FOREIGN	0	0	0	0
23	CONVERSION TO DOLLARS	14,638	10	11,742	7
6	**INTEGRAL FINANCING COST**	**125,731**	**100**	**76,741**	**100**
24	INTEREST PAID	93,482	74	70,275	92
25	EXCHANGE LOSS	105,952	84	65,662	86
26	INTEREST GAINED	4,566	4	3,749	5
27	EXCHANGE GAIN	20,086	16	13,682	18
28	RESULT BY POSITION	(49,051)	(39)	(42,035)	(55)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(10,107)**	**100**	**1,337**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	(10,107)	(100)	1,337	100
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENTS	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**(28,704)**	**100**	**26,341**	**100**
32	INCOME TAX	13,796	48	11,756	45
33	DEFERRED INCOME TAX	(42,500)	(148)	14,585	55
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO DECEMBER 31, 2003 AND 2002
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
1	**NET RESULT**	**(101,965)**	**(501,085)**
2	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES	216,021	345,768
3	**CASH FLOW ARISING FROM THE NET RESULT OF THE PERIOD**	**114,056**	**(155,317)**
4	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL	268,669	(8,031)
5	**RESOURCES GENERATED (USED) BY OPERATIONS**	**382,725**	**(163,348)**
6	CASH FLOW ARISING FROM THIRD-PARTY FINANCING	301,130	268,171
7	CASH FLOW ARISING FROM OWN FINANCING	(21,917)	0
8	**RESOURCES GENERATED (USED) BY FINANCING**	**279,213**	**268,171**
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(559,083)**	**(174,585)**
10	NET INCREASE (DECREASE) IN CASH TEMPORARY INVESTMENTS	102,855	(69,762)
11	CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE PERIOD	115,482	185,243
12	CASH AND TEMPORARY INVESTMENTS AT THE END OF THE PERIOD	218,337	115,481

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR Amount	QUARTER PRIOR YEAR Amount
2	**+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES**	**216,021**	**345,768**
13	+ DEPRECIATION AND AMORTIZATION OF THE	138,695	134,501
14	+ (-) NET INCREASE (DECREASE) IN REVALUATION FOR AND SENIORITY PREMIUM	34	0
15	+(-) NET LOSS (GAIN) IN	277,692	0
16	+(-) NET LOSS (GAIN) BY LIABILITIES AND ASSETS ADJUSTMENT	(118,914)	0
17	+(-) OTHER ITEMS	0	211,267
40	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE	(81,486)	0
4	**CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL**	**268,669**	**(8,031)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	72,918	2,469
19	+(-) DECREASE (INCREASE) IN	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	68,312	(48,044)
21	+(-) INCREASE (DECREASE) IN	(16,969)	0
22	+(-) INCREASE (DECREASE) IN OTHER	144,408	37,544
6	**CASH FLOW ARISING FROM THIRD-PARTY FINANCING**	**301,130**	**268,171**
23	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ TIME, BANK AND STOCK EXCHANGE FINANCING	318,666	381,725
25	+ DIVIDENDS	0	0
26	+ OTHER	98,390	0
27	(-) AMORTIZATION OF FINANCING	(79,090)	0
28	(-) AMORTIZATION OF FINANCING	0	0
29	(-) AMORTIZATION OF OTHER	(36,836)	(113,554)
7	**CASH FLOW ARISING FROM OWN FINANCING**	**(21,917)**	**0**
30	+(-) INCREASE (DECREASE) IN SOCIAL	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM FOR SALES OF	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(21,917)	0
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(559,083)**	**(174,585)**
34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(10,811)	0
35	(-) ACQUISITION OF PROPERTIES, PLANT AND	(548,272)	(98,491)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALES OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALES OF FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	(76,094)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
	YIELD				
1	NET RESULT TO NET SALES	(15.39)	%	(69.35)	%
2	NET RESULT TO BOOK CAPITAL (**)	(10.44)	%	(41.34)	%
3	NET RESULT TO TOTAL ASSETS (**)	(1.98)	%	(10.69)	%
4	CASH DIVIDENDS TO NET RESULT OF PRIOR PERIOD	0.00	%	0.00	%
5	RESULT FROM MONETARY POSITION TO NET RESULT	(116.62)	%	(15.88)	%
	ACTIVITY				
6	NET SALES TO TOTAL ASSETS (**)	0.13	times	0.15	times
7	NET SALES TO FIXED ASSETS (**)	0.15	times	0.18	times
8	INVENTORY TURNOVER	1.58	times	0.00	times
9	DAYS OF SALES RECEIVABLE	17	days	23	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.35	%	8.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	77.94	%	73.27	%
12	TOTAL LIABILITIES TO BOOK CAPITAL	3.53	times	2.74	times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	94.44	%	95.33	%
14	LONG TERM LIABILITIES TO FIXED ASSETS	84.32	%	80.36	%
15	OPERATING RESULT TO INTEREST PAID	1.02	times	1.08	times
16	NET SALES TO TOTAL LIABILITIES	0.16	times	0.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.34	times	1.60	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT	1.06	times	1.60	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.11	times	0.12	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	65.50	%	45.83	%
	STATEMENT OF CHANGES				
21	CASH FLOW ARISING FROM NET RESULT TO NET	17.22	%	(21.50)	%
22	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL TO NET SALES	40.55	%	(1.11)	%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTEREST PAID	1.24	times	(0.57)	times
24	THIRD PARTY FINANCING TO RESOURCES (USED) BY FINANCING	107.85	%	100.00	%
25	OWN FINANCING TO RESOURCES (USED) BY FINANCING	(7.85)	%	0.00	%
26	ACQUISITION OF PROPERTIES, PLANT AND EQUIPMENT TO RESOURCES GENERATED (USED) IN INVESTMENT ACT.	98.07	%	56.41	%

(**) INFORMATION OF THE LAST TWELVE MONTHS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

FIGURES PER SHARE
CONSOLIDATED INFORMATION **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR			QUARTER PRIOR YEAR		
		Amount			Amount		
1	BASIC EARNINGS PER COMMON SHARE (**)	$	(.54)		$	(3.84)	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$	.00		$	.00	
3	DILUTED EARNINGS PER SHARE (**)	$	.00		$	.00	
4	CONTINUED OPERATING EARNINGS PER COMMON SHARE (COECS) (**)	$	(.54)		$	(3.84)	
5	EFFECT OF DISCONTINUED OPERATIONS ON COECS (**)	$	.00		$	.00	
6	EFFECT OF WINDFALL PROFIT ON COECS (**)	$	.00		$	.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN COECS (**)	$	.00		$	.00	
8	BOOK VALUE PER SHARE	$	8.58		$	9.64	
9	ACCRUED CASH DIVIDEND PER SHARE	$	.00		$	.00	
10	STOCK DIVIDEND PER SHARE		.00	shares		.00	shares
11	MARKET PRICE (LAST QUOTE) AT BOOK VALUE		.56	times		.51	times
12	MARKET PRICE (LAST QUOTE) AT BASIC PER COMMON SHARE		(9.30)	times		(1.24)	times
13	MARKET PRICE (LAST QUOTE) AT BASIC PER PREFERRED SHARE		.00	times		.00	times

(**) INFORMATION OF THE LAST TWELVE MONTHS

COMMENTS AND ANALYSIS OF THE MANAGEMENT

CONCERNING THE OPERATING RESULTS AND FINANCIAL POSITION OF THE COMPANY

ADDENDUM 1 **CONSOLIDATED**
Final Printout

MESSAGE FROM THE GENERAL DIRECTOR

ALTHOUGH 2003 WAS A DIFFICULT YEAR WITH LOW ECONOMIC GROWTH, WE ARE SATISFIED WITH ITS RESULTS. OUR CORPORATE STRATEGY, BASED ON SECTOR DIVERSIFICATION, IN WHICH WE STOPPED PARTICIPATING IN AREAS WITH LOWER GROWTH SUCH AS THE INDUSTRIAL MANUFACTURING SECTOR, FOCUSING ON SECTORS WITH HIGHER GROWTH SUCH AS THE DEVELOPMENT OF DISTRIBUTION CENTERS IN MEXICO CITY AND HOUSING AND COMMERCIAL CENTERS, WAS A SUCCESS.

WE HAVE BECOME THE INVESTMENT VEHICLE FOR INSTITUTIONAL INVESTORS, CONSOLIDATING OUR RELATIONS IN THE BRANCH OF DEVELOPMENT OF DISTRIBUTION CENTERS, KIMCO IN COMMERCIAL CENTERS AND PEABODY IN HOUSING.
WITH AMB, WE HAVE A PORTFOLIO OF MORE THAN 1 MILLION SQUARE FEET, AS WELL AS IMPORTANT INVESTMENTS IN LAND IN MEXICO CITY, WHICH ASSURE US INVESTMENTS FOR THE FUTURE FOR SEVERAL YEARS; IN HOUSING, WE HAVE EXPERIENCED A BROAD ACCEPTANCE BY OUR SHAREHOLDERS AND CUSTOMERS. TO DATE, WE HAVE 2 DEVELOPMENTS IN PRE-SALE WITH 35% SOLD AND 5 OTHER DEVELOPMENTS IN PROCESS OF PLANNING AND DEVELOPMENT FOR THE MIDDLE AND END OF 2004. IN COMMERCIAL CENTERS, WE STARTED OPERATIONS IN THE FIRST QUARTER THANKS TO OUR STRATEGIC ASSOCIATION WITH KIMCO REALTY CORP., WITH WHICH WE ARE SETTING UP A STRATEGY TO ENTER THE SECTOR OF COMMERCIAL CENTERS ANCHORED WITH SELF-SERVICE STORES.

WE ALREADY HANDLE A AN OVERALL PORTFOLIO OF 730 MILLION SQUARE FEET, BEING THE LARGEST IN MEXICO AND CONFIRMING OUR LEADERSHIP.

THE RESULTS OF THE COMPANY WERE GOOD, SHOWING A GROWTH OF 4% IN EBITDA, WITH INTEREST COVERAGE OF 1.56 TIMES, WHICH REFLECTS THE CONTINUOUS COMMITMENT OF G. ACTION TO GIVE VALUE ADDED TO ITS SHAREHOLDERS.

CORPORATE EVENTS

· ON JANUARY 23, 2003, G. ACCIÓN COMPLETED THE ACQUISITION OF 872,000 SQUARE FEET IN INDUSTRIAL PROPERTIES IN THE QUERÉTARO INDUSTRIAL PARK. AS PART OF THE OPERATION EXECUTED WITH HINDS IN DECEMBER LAST YEAR, IN SAID AGREEMENT THE COMPANY PLACED THE TORRE DEL ÁNGEL BUILDING WITH A PRIVATE INVESTOR.

· ON FEBRUARY 28, 2003, G. ACCIÓN ANNOUNCED THAT IT DELIVERED THE CORPORATE OFFICE BUILDING IN THE SANTA FE ZONE TO SONY DE MÉXICO. THIS BUILDING WAS DEVELOPED IN NINE AND A HALF MONTHS AND HAS A LITTLE OVER 8,000 M2. THE COMPANY HAS SIGNED A LEASE CONTRACT WITH SONY DE MÉXICO FOR THE LONG TERM.

· G. ACCIÓN ANNOUNCES THE ACQUISITION OF A COMMERCIAL CENTER IN CIUDAD JUÁREZ, CHIHUAHUA, IN ASSOCIATION WITH KIMCO REALTY CORPORATION. THE LÓPEZ MATEOS COMMERCIAL CENTER HAS 17,000 SQUARE METERS AND GENERATES MORE THAN PS $10.6 MILLION GROSS ANNUALLY. ITS ANCHOR STORE IS SORIANA AND IT HAS SOME SUB-ANCHOR STORES SUCH AS KFC, BANORTE, PETER PIPER PIZZA AND WENDY'S.
KIMCO REALTY CORPORATION, WHICH IS A REIT (REAL ESTATE INVESTMENT TRUST), ENGAGES IN THE OPERATION AND DEVELOPMENT OF COMMERCIAL CENTERS IN THE UNITED STATES, CANADA AND SINCE 2002, IN MEXICO.

· G. ACCIÓN ANNOUNCES THE ACQUISITION OF TWO LANDS IN THE ZONE OF SAN MARTÍN

OBISPO ON THE CHAMAPA – LECHERÍA HIGHWAY TOGETHER WITH AMB PROPERTY CORPORATION, AS PART OF THE INVESTMENT PROGRAM WITH AMB UNDER A 90/10 ARRANGEMENT. THE LAND NAMED "AGAVE" HAS APPROXIMATELY 226,000 M2. FURTHERMORE, THE LAND NAMED "MESQUITE II," WHICH HAS 17,900 M2 APPROXIMATELY, WAS PURCHASED THROUGH A PRIVATE PERSON. THESE LANDS WILL BE DEDICATED TO INDUSTRIAL USE, MAINLY DISTRIBUTION CENTERS AND WAREHOUSES.

· G. ACCIÓN ANNOUNCES THE LIQUIDATION OF THE CONVERTIBLE BONDS PURCHASED IN NOVEMBER 1998 FROM TRINET, NOW I-STAR IN THE AMOUNT OF $2 MILLION DOLLARS, CORRESPONDING TO 2.5 MILLION SHARES, ISSUED AND NOT PAID, SO THAT THE NUMBER OF SHARES OF G. ACCIÓN CORRESPONDS TO 125,540,698 BEFORE THE CONVERSION OF THE BONDS CONTRACTED WITH PEABODY GROUP, IF APPLICABLE.

· AS PART OF THE STRATEGY OF G. ACCIÓN, WITH AN ATTEMPT TO CHANNEL INSTITUTIONAL MONEY TO VARIOUS SECTORS OF THE REAL ESTATE SECTOR, AND TAKING ADVANTAGE OF THE ACTIVITY OF THE RECENT YEARS IN THE HALF-RESIDENTIAL HOUSING SECTOR, THE COMPANY STARTED INVESTMENTS IN THE HALF-HOUSING SECTOR WITH THE PEABODY GROUP. THE STRATEGY IS BASED ON SEEKING LOCAL PARTNERS WHO HAVE PROVEN EXPERIENCE AND TALENT TO INVEST IN PROJECTS IN THE ZONES ALLOWED IN MEXICO CITY, WHERE THE LOCAL PARTNER CONTRIBUTES UP TO 10% OF THE INVESTMENT REQUIRED AND G. ACCIÓN, TOGETHER WITH THE GROUP OF STRATEGIC INVESTORS, CONTRIBUTE THE REST. THE COMPANY WOULD OBTAIN A PREMIUM BECAUSE IT OBTAINED HIGHER YIELD THAN THAT ESTABLISHED WITH THE INVESTING PARTNERS.

MAIN ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE COMPANIES ARE IN LINE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES, MAINLY IN THE DETERMINATION OF THE USE VALUE OF THE PROPERTIES, AND USE CERTAIN PREMISES TO DETERMINE THE VALUATION OF CERTAIN INDIVIDUAL ITEMS ON THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED THEREIN. EVEN THOUGH IT MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT CONSIDERS THAT THE ESTIMATES AND PREMISES USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE MAIN ACCOUNTING POLICIES OF THE COMPANY IS GIVEN BELOW:

RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION. THE CONSOLIDATED FINANCIAL STATEMENTS ACKNOWLEDGE THE EFFECTS OF INFLATION ACCORDING TO BULLETIN B-10. ALL FINANCIAL STATEMENTS AND THEIR RESPECTIVE NOTES ARE PRESENTED IN CONSTANT PESOS AT DECEMBER 31, 2003, TO MAKE THEM COMPARABLE WITH THE LATEST GENERAL BALANCE SHEET PRESENTED, SO THAT THE FIGURES OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THE CORRESPONDING YEAR. CONSEQUENTLY, THE FIGURES OF THE FINANCIAL STATEMENTS ARE COMPARABLE BETWEEN THEM AND WITH THE PRIOR YEAR, SINCE THEY ARE ALL EXPRESSED IN THE SAME CURRENCY. THE FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (INPC) PUBLISHED BY THE BANK OF MEXICO, WERE APPLIED TO RE-EXPRESS THE FINANCIAL STATEMENTS IN CONSTANT PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF PURCHASING POWER OF THE CLOSING CURRENCY, THE FOLLOWING PROCEDURE WAS USED:

IN THE BALANCE SHEET:

THE PROPERTIES EARMARKED FOR SALE, NET OF DEPRECIATION, WERE ADJUSTED UNTIL DECEMBER 31, 1999, WITH FACTORS ARISING FROM INPC, FROM THEIR ACQUISITION OR CONSTRUCTION DATE. THESE PROPERTIES WERE VALUED AT THEIR ESTIMATED SALE VALUE, AND STARTING JANUARY 1, 2000, ARE CONSIDERED A MONETARY ITEM AND ARE NOT LIABLE TO BE ADJUSTED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATES IS VALUED BY THE EQUITY METHOD, AND IS ADJUSTED BASED ON THE ADJUSTED FINANCIAL STATEMENTS OF THE ASSOCIATES. THE OTHER PERMANENT INVESTMENTS IN WHICH THERE IS NO SIGNIFICANT INFLUENCE ARE POSTED AT ACQUISITION COST AND ARE ADJUSTED BY THE INPC.
PROPERTIES EARMARKED FOR LEASE AND LANDS, FURNITURE AND EQUIPMENT, THE OTHER ASSETS AND COMMERCIAL CREDIT, ARE POSTED AT CONSTRUCTION OR ACQUISITION COST, AND ARE ADJUSTED BY FACTORS ARISING FROM THE INPC UNTIL THE CLOSE OF THE LAST FISCAL YEAR; THEIR DEPRECIATION AND AMORTIZATION IS CALCULATED ACCORDING TO THE ESTIMATED USEFUL LIFE OF THE ASSETS OVER THE ADJUSTMENT VALUE OR TERM IN WHICH IT IS EXPECTED TO OBTAIN PROFIT FROM THE INVESTMENT.

THE CAPITAL CONTRIBUTED AND GAINED IS ADJUSTED BY FACTORS ARISING FROM INPC, FROM THE CONTRIBUTION OR GENERATION DATE, TO DECEMBER 31, 2003.

IN THE STATEMENT OF INCOME:

THE INCOME, COSTS AND EXPENSES ARE ADJUSTED FROM THE MONTH THEY OCCUR UNTIL DECEMBER 31, 2003, BASED ON FACTORS ARISING FROM THE INPC.

THE RESULT FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF INFLATION OVER THE PURCHASING POWER OF THE MONETARY ITEMS, IS DETERMINED BY APPLYING TO THE NET ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH, THE INFLATION FACTOR ARISING FROM INPC, AND ADJUSTING AT DECEMBER 31, 2003 BY THE CORRESPONDING FACTOR. THE PROFIT IS THE RESULT OF MAINTAINING A NET LIABILITY MONETARY POSITION AND THE LOSS, IS THE RESULT OF MAINTAINING A NET ASSET MONETARY POSITION.

FINANCIAL INSTRUMENTS – BULLETIN C-2 "FINANCIAL INSTRUMENTS" REQUIRES THE RECORDING AS ASSETS AND LIABILITIES OF ALL THE EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED. AT DECEMBER 31, 2003, THERE WERE NO MODIFICATIONS IN THE FINANCIAL POSITION OF THE COMPANY AS A RESULT OF THE APPLICATION OF THIS BULLETIN.

CASH, REALIZABLE SECURITIES AND RESTRICTED FUNDS- THE REALIZABLE SECURITIES ARE MAINLY REPRESENTED BY SHORT TERM INVESTMENTS VALUED AT MARKET VALUE (COST PLUS ACCRUED YIELD). RESTRICTED FUNDS MAINLY INCLUDE DEPOSITS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL THEY ARE APPLIED BY THIS INSTITUTION TO THE SERVICE OF THE CORRESPONDING DEBT, OR TO THE CREATION OF RESERVES FOR VARIOUS PURPOSES RELATED WITH THE PROPERTIES, WHICH MAY BE USED BY THE COMPANY ONLY THROUGH GE CAPITAL.

OTHER ASSETS- THE OTHER ASSETS ARE MAINLY REPRESENTED BY COSTS INCURRED AT THE BEGINNING OF THE LEASES, AS IS THE CASE OF THE COMMISSIONS PAID TO REAL ESTATE BROKERS (INITIAL LEASE COST). THE INITIAL LEASE COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASES.

INCOME TAX AND EMPLOYEE PROFIT SHARING- THE COMPANY CALCULATES AND POSTS INCOME TAX ("ISR"), ASSET TAX ("IMPAC") AND THE WORKERS PROFIT SHARING ("PTU") BASED ON CURRENT TAX LEGISLATION AND BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, ASSET TAX AND WORKERS PROFIT SHARING," WHICH WAS ENACTED ON JANUARY 1, 2000 AND REQUIRES THE KNOWLEDGE OF LIABILITIES AND ASSETS DUE TO DEFERRED TAXES, FOR ALL TEMPORARY DIFFERENCES APPEARING BETWEEN BOOK BALANCES AND THE TAX BALANCES OF THE ASSETS AND LIABILITIES. THE EFFECT OF ADOPTING THIS BULLETIN WAS DIRECTLY APPLIED TO THE INVESTMENT OF THE SHAREHOLDERS, AS ESTABLISHED IN SAID DECISION.

THE BALANCE OF DEFERRED TAXES FOR ISR IS CALCULATED CONSIDERING ALL TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. TO DETERMINE THE BALANCE OF THE DEFERRED TAX FOR PTU, ONLY TEMPORARY DIFFERENCES ARISING IN THE CONCILIATION BETWEEN THE NET PROFIT OF THE PERIOD AND THE TAXABLE PROFIT FOR PTU IS TAKEN INTO CONSIDERATION, WHICH IS EXPECTED TO BE REINVESTED WITHIN A DETERMINED PERIOD. AT DECEMBER 31, 2003, THERE ARE NO TEMPORARY DIFFERENCES REVERSED FOR PTU PURPOSES.

THE DEFERRED TAX APPLICABLE TO THE RESULTS OF THE PERIOD IS DETERMINED BY COMPARING THE INITIAL AND FINAL BALANCE OF THE DEFERRED TAXES.

LABOR OBLIGATIONS- SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCION, S.A. DE C.V.,

SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES OF THE GROUP, HAVE LABOR OBLIGATIONS FOR SENIORITY PREMIUMS, AS ESTABLISHED IN THE FEDERAL LABOR LAW.

THE POLICY OF THE COMPANIES IS TO CREATE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM LIABILITY FOR SENIORITY PREMIUM WHICH, DUE TO THE LIMITED PERSONNEL OF THE COMPANY, IS CONSIDERED BY MANAGEMENT NOT TO SUBSTANTIALLY DIFFER FROM THE LIABILITY THAT WOULD BE OBTAINED FROM AN ACTUARIAL CALCULATION.

SEVERANCE INDEMNITIES PAID ARE CHARGED TO RESULTS WHEN THEY ARE MADE.

AT DECEMBER 31, 2003 AND 2002, THE SENIORITY PREMIUM RESERVE TOTALS $450 AND $402, RESPECTIVELY.

SECURITY DEPOSITS- THEY CONSIST MAINLY OF THE DEPOSITS OF THE LESSEES IN U.S. DOLLARS, TO GUARANTEE TIMELY PAYMENT OF RENT IN THE PREMISES OWNED BY THE COMPANIES, WHICH AMOUNTS ARE ONE TO TWO MONTHS OF RENT, ACCORDING TO THE CURRENT CONTRACTS.

RECOGNITION OF INCOME AND COSTS- INCOME AND COSTS FOR LEASES ARE RECOGNIZED AS THE RENT ACCRUES AND THE COSTS ARE INCURRED, RESPECTIVELY.

INCOME AND COSTS FROM SALES OF PROPERTIES ARE RECOGNIZED BY THE METHOD OF ECONOMIC PROGRESS OF THE SITE, OR FROM THE DATE THE PURCHASE AND SALE CONTRACTS ARE SIGNED AND CERTAIN REQUISITES ARE MET. FURTHERMORE, THE ASSIGNMENT OF COMMON COSTS IS POSTED CONSIDERING THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES BASICALLY CONSIST OF INCOME RELATED TO PARKING, CONSULTING SERVICES AND CONSTRUCTION SUPERVISION, WHICH ARE POSTED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL FINANCING RESULT- THE INTEGRAL FINANCING RESULT INCLUDES ALL ITEMS OR FINANCIAL EXPENSES, AS WELL AS INTEREST, EXCHANGE RESULTS AND MONETARY POSITION, AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED AT THE RATE OF EXCHANGE VALID AT THE END OF THE PERIOD, AFFECTING THE RESULTS AS PART OF THE INTEGRAL FINANCING RESULT.

(LOSS) PROFIT PER SHARE- THE (LOSS) PROFIT PER SHARE OF EACH PERIOD HAS BEEN CALCULATED BY DIVIDING THE NET MAJORITY PROFIT BY THE WEIGHTED AVERAGE OF THE OUTSTANDING SHARES IN EACH PERIOD.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3

CONSOLIDATED
Final Printout

NAME OF THE COMPANY (1)		MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
SUBSIDIARIES						
1	OPCION SANTA FE III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	72,389,521	99.99	77,058	247,616
2	INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	(24,542)
3	OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	28,529,494	99.99	29,529	343,591
4	SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	SERVICE COMPANY	9,990	99.90	9,990	(4,698)
5	OPCION JAMANTAB, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,834,839	99.99	19,681	25,327
6	INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	52,558,229	99.99	53,979	117,512
7	INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	77,965,190	99.99	100,740	117,975
8	SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	SERVICE COMPANY	17,000	99.99	17	192
9	INMOBILIARIA PLAZA OPCION LOS NOGALES, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	38,504,279	99.89	38,504	36,159
10	MONTES URALES III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	22,230,384	89.29	36,899	24,672
11	RECINTO GRUPO INMOBILIARIA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,552,000	99.99	19,524	33,924
12	GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,577,569	99.86	6,578	1,123
13	OPCION LA FE, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	30,194,000	99.99	30,194	109,512
14	CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	PARKING LOT OPERATOR	25,000	50.00	25	58,176
15	INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	26,412
16	CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	42,234,211	99.99	70,198	238,526
17	PROYECTO COMERCIAL ACCION, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,437,063	99.99	6,437	(20,387)
18	SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V.	SERVICE COMPANY	49,999	99.90	50	25,524

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

LIST OF INVESTMENTS IN SHARES

PAGE 2

ADDENDUM 3

CONSOLIDATED
Final Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% of holding (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
19	CENTRO DE ACOPIO TEPOTZOTLAN, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	8,734,567	99.99	62,528	47,899
20	GA-HS, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	46,250	92.50	46	601
21	CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	2,769
22	GACCION COMERCIAL 1, S. DE R.L. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	50
23	GACCION VIVIENDA I, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	45,000	99.99	45	402
24	GACCION VIVIENDA II, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	487
25	GACCION VIVIENDA III, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	51
26	GACCION VIVIENDA IV, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	3,352
27	GACCION INDUSTRIAL 1, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	51
28	OTHER SUBSIDIARIES (4) (NO. OF SUBS.:)		1	0.00	0	0
TOTAL INVESTMENTS IN SUBSIDIARIES					**562,422**	**1,412,276**
AFFILIATES						
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	PROPERTY PURCHASE AND SALE AND LEASING	3,378,176	6.70	14,274	241
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	10,802,441	37.09	11,757	2,340
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	REAL ESTATE AGENTS	25,000	50.00	25	18,002
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	SERVICE COMPANY	25,000	50.00	25	25
5	INMOBILIARIA BEGUT, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	2,500	50.00	2,229	2,697
6	AMB-ACCION SAN MARTIN OBISPO I, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	855	6,706
7	AMB-ACCION CENTRO LOGISTICO PARQUE 1, S DE RL CV	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1,501	(3,110)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

LIST OF INVESTMENTS IN SHARES

PAGE 3

ADDENDUM 3

CONSOLIDATED
Final Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
8	AMB-ACCION SAN MARTIN OBISPO II, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	8,774	8,713
9	AMB-ACCION ALMACEN, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	0
10	AMB-ACCION ALMACEN, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	0
			0	0.00	0	0
TOTAL INVESTMENTS IN AFFILIATES					**39,442**	**35,614**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**1,447,890**

OBSERVATIONS

AFFILIATED COMPANIES IN WHICH MORE THAN 50% IS HELD ARE NOT CONSOLIDATED BECAUSE THERE IS NO INTERFERENCE IN THEIR ADMINISTRATION, EVEN THOUGH EQUAL RIGHTS ARE HELD IN THE BOARD OF DIRECTORS. HOWEVER, THERE IS NO EFFECTIVE CONTROL OVER THEM. CONCERNING THE COMPANIES IN WHICH A MINORITY INTEREST IS HELD AND ARE NOT CONSOLIDATED, THIS IS SO BECAUSE THEIR ACTIVITIES ARE SUSPENDED OR ARE NOT CONTINUOUS.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2003**

Final Printout
CONSOLIDATED

Type of Credit Institutions	Maturity	Interest	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
BANKS	Date	Rate	Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
UNSECURED																
HSBC BANK MEXICO, S.A.	10/07/2007	11.01	13,000	35,750	0	0	0	0	0	0	0	0	0	0	0	0
SECURED																
MORTGAGE, GE CAPITAL CORP.	02/01/2010	4.13	0	0	0	0	0	0	0	0	0	12,675	12,326	13,221	14,180	281,750
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.06	0	0	0	0	0	0	0	0	0	8,977	8,227	7,913	9,622	281,158
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	7,679	7,148	6,890	8,288	232,786
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.10	0	0	0	0	0	0	0	0	0	6,100	5,582	5,368	6,534	191,632
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.15	0	0	0	0	0	0	0	0	0	5,555	5,071	4,873	5,951	176,730
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	6,672	6,441	6,936	7,469	146,570
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.09	0	0	0	0	0	0	0	0	0	4,926	4,509	4,336	5,277	154,621
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	3,303	3,126	3,430	3,764	84,834
MORTGAGE, GE CAPITAL CORP.	02/14/2011	8.05	0	0	0	6,538	6,556	6,944	7,354	70,150	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	3,290	3,186	3,426	3,684	71,517
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	2,357	2,230	2,453	2,697	61,835
MORTGAGE, GE CAPITAL CORP.	10/01/2009	9.99	0	0	0	0	0	0	0	0	0	2,187	2,094	2,313	2,554	60,510
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.88	0	0	0	0	0	0	0	0	0	2,134	2,046	2,241	2,453	54,399
MORTGAGE, GE CAPITAL CORP.	10/01/2009	9.89	0	0	0	0	0	0	0	0	0	1,962	1,879	2,074	2,289	53,811
MORTGAGE, GE CAPITAL CORP.	10/01/2009	3.88	0	0	0	0	0	0	0	0	0	2,461	2,412	2,578	2,756	51,250
MORTGAGE, GE CAPITAL CORP.	10/01/2009	9.90	0	0	0	0	0	0	0	0	0	1,630	1,530	1,689	1,864	43,851
MORTGAGE, GE CAPITAL CORP.	10/01/2009	11.22	0	0	0	0	0	0	0	0	0	1,693	1,355	1,515	1,694	44,030
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,844	1,786	1,921	2,065	40,090
MORTGAGE, GE CAPITAL CORP.	01/29/2013	5.10	0	0	0	0	0	0	0	0	0	1,520	1,222	1,365	1,525	39,316

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2003**

Final Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
MORTGAGE, GE CAPITAL CORP.	10/01/2009	11.12	0	0	0	0	0	0	0	0	0	1,671	1,620	1,741	1,871	36,198
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,386	1,330	1,462	1,606	36,570
MORTGAGE, INVERLAT	10/01/2009	4.83	0	0	0	4,320	3,652	4,011	4,791	22,931	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.13	0	0	0	0	0	0	0	0	0	1,424	1,359	1,471	1,592	32,384
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.67	0	0	0	0	0	0	0	0	0	1,311	1,073	1,193	1,327	33,081
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,345	1,304	1,401	1,506	29,124
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,241	1,203	1,293	1,389	26,870
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,030	845	939	1,044	25,882
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.60	0	0	0	0	0	0	0	0	0	1,147	1,111	1,195	1,284	24,936
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	1,130	1,091	1,175	1,265	24,833
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,126	1,092	1,173	1,261	24,394
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,067	1,033	1,111	1,194	23,184
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,036	1,005	1,080	1,160	22,445
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	835	790	869	956	21,907
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.15	0	0	0	0	0	0	0	0	0	694	633	608	743	22,066
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	786	743	818	899	20,612
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	921	892	959	1,031	20,023
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	849	823	884	950	18,380
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	736	710	765	824	16,163
MORTGAGE, INMOB BANCOMER	07/31/2007	10.18	3,000	14,809	0	0	0	0	0	0	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	573	543	591	642	13,502

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2003**

Final Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.96	0	0	0	0	0	0	0	0	0	513	415	463	516	13,149
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	461	447	481	517	9,993
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.78	0	0	0	0	0	0	0	0	0	407	392	423	456	9,043
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	385	372	400	431	8,459
MORTGAGE, GE CAPITAL CORP.	10/01/2009	10.96	0	0	0	0	0	0	0	0	0	253	204	228	254	6,475
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	190	184	198	213	4,132
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	168	163	175	189	3,662
TOTAL BANKS			**16,000**	**50,559**	**0**	**10,858**	**10,208**	**10,955**	**12,145**	**93,081**	**0**	**99,650**	**93,547**	**97,638**	**109,786**	**2,598,157**
PROVIDERS																
PROFESSIONAL SERVICES			6,475	0	0	2,846	0	0	0	0	0	0	0	0	0	0
EQUIPMENT LEASING			33	0	0	6,877	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION SERVICES			2,138	0	0	221	0	0	0	0	0	0	0	0	0	0
TREASURE OF THE FEDERAL DISTRICT			419	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVIDERS			**9,065**	**0**	**0**	**9,944**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			84,181	0	0	99,926	0	0	0	0	0	0	552,687	0	0	0
TOTAL OTHER CURRENT LIABILITIES BEFORE OTHER LOANS			**84,181**	**0**	**0**	**99,926**	**0**	**0**	**0**	**0**	**0**	**0**	**552,687**	**0**	**0**	**0**
			109,246	**50,559**	**0**	**120,728**	**10,208**	**10,955**	**12,145**	**93,081**	**0**	**89,650**	**646,234**	**97,638**	**109,786**	**2,598,157**

OBSERVATIONS

THE RATE OF EXCHANGE USED TO EVALUATE LIABILITIES IN US DOLLARS WAS $11.40, INCLUDING BANK LOANS.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)

ADDENDUM 6 **CONSOLIDATED**
Final Printout

BALANCE	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	32,480	**355,308**	0	0	355,308
LIABILITIES	**336,592**	**3,751,906**			**3,751,906**
	90,993		0	0	1,013,479
	245,599		0	0	2,738,427
NET BALANCE	**(304,112)**	**(3,396,598)**			**(3,396,598)**

OBSERVATIONS

THE RATE OF EXCHANGE USED, IN US DOLLAR, TO EVALUATE ASSETS WAS $11.15, WHILE THAT USED TO EVALUATE LIABILITIES WAS $11.40 AT THE CLOSE OF DECEMBER 2003.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

INTEGRATION AND CALCULATION SCHEDULE OF RESULT FROM MONETARY POSITION (1)
(Thousands of Pesos)

ADDENDUM 7

CONSOLIDATED
Final Printout

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIABILITIES	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIABILITIES
JANUARY	1,492,492	4,086,256	2,593,764	0.40	10,375
FEBRUARY	1,646,923	4,783,392	3,136,469	0.27	8,468
MARCH	1,629,552	4,802,086	3,172,533	0.63	19,987
APRIL	1,499,215	4,553,672	3,054,457	0.17	5,193
MAY	1,454,044	4,352,415	2,898,371	(0.33)	(9,565)
JUNE	1,443,896	4,339,727	2,895,831	0.08	2,317
JULY	1,446,290	4,366,262	2,919,972	0.14	4,088
AUGUST	1,516,468	4,480,597	2,964,129	0.29	8,596
SEPTEMBER	1,565,015	4,681,200	3,116,185	0.59	18,385
OCTOBER	1,325,390	4,452,603	3,127,213	0.36	11,258
NOVEMBER	1,321,682	4,524,747	3,203,065	0.83	26,585
DECEMBER	1,420,901	4,688,279	3,267,378	0.42	13,723
ADJUSTMENT:	0	0	0	0.00	1,901
CAPITALIZATION:	0	0	0	0.00	(2,357)
FOREIGN COMPANIES:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(43)
TOTAL					**118,911**

OBSERVATIONS

THE INFLATION FOR MAY WAS NEGATIVE (DEFLATION) AT -.33

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

BONDS, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS LISTED ON THE STOCK EXCHANGE

ADDENDUM 8 **CONSOLIDATED**
Final Printout

FINANCIAL LIMITATIONS ACCORDING TO BOOK RECORDS FOR THE ISSUE AND/OR SECURITIES
N/A

CURRENT SITUATION OF FINANCIAL LIMITATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS
ADDENDUM 9

CONSOLIDATED
Final Printout

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% OF USE
N/A		0	0

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **4** YEAR: **2003**

DIRECT RAW MATERIALS

ADDENDUM 10

CONSOLIDATED
Final Printout

DOMESTIC	MAIN PROVIDERS	IMPORT	MAIN PROVIDERS	NAT SUBST	% TOTAL PRODUCTION COST
N/A					

OBSERVATIONS

SALES DISTRIBUTION BY PRODUCT
ADDENDUM 11
DOMESTIC SALES

CONSOLIDATED
Printout

MAIN PRODUCTS OR PRODUCT LINES	TOTAL PRODUCTION		SALES		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		BRANDS	CUSTOMERS
LEASING				511,682			
CONSTRUCTION				7,485			
SERVICES				143,326			
TOTAL				662,493			

OBSERVATIONS

SOME OF THE INCOME FROM LEASING AND CONSTRUCTION WAS BILLED IN US DOLLARS, ALL IN MEXICO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4**

YEAR: **2003**
CONSOLIDATED
Final Printout

STRUCTURE OF PAID-IN CAPITAL

CHARACTERISTICS OF THE SHARES

	VALUE	CURRENT COUPON	NUMBER OF SHARES				CAPITAL	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL		**0**	**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL SHARES OF PAID-IN CAPITAL AS OF THE DATE THE INFORMATION WAS SENT:
125,540,698

PROPORTION OF SHARES BY:

CPO's 0
T.VINC. 0
ADRS's: 0
GDRS's: 0
ADS's: 10 AD'S PER SHARE
GDS's 0

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	QUARTERLY MARKET PRICE

OBSERVATIONS

Project Information
(Project, Amount Established and Progress Percentage)

ADDENDUM 13 **CONSOLIDATED**
Final Printout

HOUSING PROJECTS.

MERIDA PROJECT.

CALLE DE MERIDA NO. 49
26 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $18,760,000 PESOS INCLUDING: LAND, PRELIMINARY PROJECT, ARCHITECTURAL PROJECT, EXECUTIVE PROJECT, FINANCIAL PLANNING, LICENSES, PERMITS, DEMOLITION AND SITE ADVANCES.
THE PROGRESS PERCENTAGE IS 20%

AMORES PROJECT.

CALLE AMORES NO. 344 AND 356
117 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $31,620,000 PESOS INCLUDING: LAND, EXECUTIVE PROJECT, DEMOLITION, MANAGEMENT, PROGRESS IN LICENSES AND STUDIES.

ARQUIMIDES PROJECT.

CALLE ARQUIMIDES NO. 205
20 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $4,080,000 PESOS INCLUDING: 50% LAND, PROGRESS IN PROJECT, MANAGEMENT, PROGRESS IN LICENSES AND STUDIES.

ALTAMIRANO PROJECT.

CALLE ALTAMIRANO NO. 130
20 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $5,405,000 PESOS INCLUDING: 50% LAND, PROGRESS IN PROJECT, MANAGEMENT, PROGRESS LICENSES AND STUDIES.

INDUSTRIAL PROJECTS

AGAVE PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 226,000 M2 WAS PURCHASED FOR $10,500,000 DOLLARS PLUS INVESTMENT IN CONSTRUCTION 108,000 M2 DISTRIBUTED IN 5 INDUSTRIAL BUILDINGS WITH TOTAL INVESTMENT OF 53,000,000 DOLLARS. WILL BE FULLY DEVELOPED IN 2 TO 3 YEARS. TOTAL PROJECT PROGRESS 35%.

LA HUERTA PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 3.5 HECTARES WAS PURCHASED AND AN INDUSTRIAL BUILDINGS OF 18,000 M2 IS IN CONSTRUCTION WITH TOTAL INVESTMENT OF 8,700,000 DOLLARS. TOTAL PROJECT PROGRESS 20%.

ENCINO PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV

Project Information
(Project, Amount Established and Progress Percentage)

NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 9.8 HECTARES WAS PURCHASED AND AN INDUSTRIAL BUILDINGS OF 52,000 M2 IS IN CONSTRUCTION WITH TOTAL INVESTMENT OF 26,800,000 DOLLARS. TOTAL PROJECT PROGRESS 20%.

Transactions in Foreign Currency and Conversion of the Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ADDENDUM 14 **CONSOLIDATED**
Final Printout

THE MAIN TRANSACTIONS IN FOREIGN CURRENCY ARE AS FOLLOWS:

INCOME 56,048 DOLLARS EQUIVALENT TO $599,494 PESOS AND
EXPENSES 29,547 DOLLARS EQUIVALENT TO $323,749 PESOS.

* FIGURES IN THOUSANDS

THE MAIN INCOME TRANSACTIONS CONSIST OF LEASING OF BUILDINGS AND ADMINISTRATIVE SERVICES.

THE EXPENSES CORRESPOND TO CERTAIN LEASING COSTS, ADMINISTRATIVE EXPENSES, FINANCING EXPENSES AND OTHER MINOR EXPENSES

INCOME AND EXPENSES CORRESPOND TO THE TOTAL OF THE TRANSACTIONS CARRIED OUT IN US DOLLARS IN 2003. INCOME FROM LEASING IS POSTED TO THE ACCOUNTS AT THE AVERAGE RATE OF EXCHANGE OF EACH MONTH, WHOLE OTHER INCOME, COSTS AND EXPENSES ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

DATE: 10/12/2004 4:24 PM

GENERAL DATA OF THE ISSUER

CORPORATE NAME:	G. ACCION S.A. DE C.V.
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
INTERNET ADDRESS:	www.accion.com.mx

TAX DATA OF THE ISSUER

COMPANY RFC	GAC970305JP1
TAX ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.

PAYOR

NAME:	MR. JOSE BERNARDO MARTINEZ MONTES DE OCA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-40
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

DATA OF THE EXECUTIVES

BMV POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. PABLO ESCANDON CUSI
ADDRESS:	VASCO DE QUIROGA 3100
NEIGHBORHOOD:	CENTER OF SANTA FE
ZIP CODE:	1210
CITY AND STATE:	MEXICO CITY, F.D.
FAX:	52-92-43-43
TELEPHONE:	52-92-43-43 EXT 1633
E-MAIL:	pabbesc@data.net.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	EXECUTIVE PRESIDENT
NAME:	ENG. LUIS ENRIQUE GUTIERREZ GUAJARDO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-02

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. DATE: 10/12/2004 4:24 PM

FAX:	50-81-08-84
E-MAIL:	lgg@accion.com.mx

BMV POSITION:	DIRECTOR OF FINANCE
POSITION:	DIRECTOR OF FINANCE
NAME:	ENG. HECTOR IBARZABAL GUERRERO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	hig@accion.com.mx

BMV POSITION:	IN CHARGE OF SENDING QUARTERLY INFORMATION
POSITION:	ASSISTANT DIRECTOR OF ADMINISTRATION
NAME:	MR. JOSE BERNARDO MARTINEZ MONTES DE OCA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

BMV POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY INFORMATION
POSITION:	CONSOLIDATION MANAGER
NAME:	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BMV POSITION:	MANAGER OF THE LEGAL DEPARTMENT
POSITION:	ASSISTANT LEGAL DIRECTOR
NAME:	ATTY. IGNACIO CERVANTES TREJO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. ALBERTO SAAVEDRA OLAVARRIETA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. DATE: 10/12/2004 4:24 PM

NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	ASSISTANT LEGAL DIRECTOR
NAME	ATTY. IGNACIO CERVANTES TREJO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	IN CHARGE OF INFORMATION AND INVESTORS
POSITION:	ASSISTANT DIRECTOR FOR THE STOCK EXCHANGE
NAME	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BMV POSITION:	PERSON AUTHORIZED TO SEND INFORMATION VIA EMISNET
POSITION:	CONSOLIDATION MANAGER
NAME	CP. TOMAS RODRIGUEZ OSORIO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	tro@accion.com.mx

BMV POSITION:	PERSON AUTHORIZED TO SEND KEY EVENTS VIA EMISNET
POSITION:	ASSISTANT DIRECTOR FOR THE STOCK EXCHANGE
NAME	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

DECLARATION OF EXECUTIVES OF THE INSTITUTION IN CHARGE OF INFORMATION

THE UNDERSIGNED DECLARE UNDER PENALTY OF PERJURY THAT, IN THE PERFORMANCE OF OUR RESPECTIVE FUNCTIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUER, CONTAINED IN THIS QUARTERLY REPORT WHICH, TO OUR BEST KNOWLEDGE AND UNDERSTANDING REASONABLY REFLECTS ITS SITUATION. FURTHERMORE, WE DECLARE THAT WE HAVE NO KNOWLEDGE OF KEY INFORMATION THAT HAS BEEN OMITTED OR FALSIFIED IN THIS QUARTERLY REPORT OR THAT THE REPORT CONTAINS INFORMATION THAT MAY MISLEAD THE INVESTORS.

MR. BERNARDO MARTINEZ MONTES DE OCA **ASSISTANT DIRECTOR OF ADMINISTRATOR**	**C.P. TOMAS RODRIGUEZ OSORIO** **ASSISTANT CONTROLLER**

MEXICO CITY, F.D., OCTOBER 12, 2004

First Quarter 2004

G.ACCION

Mexico City, April 30, 2004



Daimler Headquarters

G.Accion S .A. d e C.V. ("G.Accion" or "The Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results for the first quarter period, ended March 31, 2004. All figures are stated in accordance with generally accepted accounting principles in Mexico and are in constant Mexican pesos (Ps.) as of March 31, 2004. Due to rounding, some figures and percentages may slightly differ.

Highlights

- **G.Accion announced the signing of a buy-sell agreement for the industrial portfolio and the office building acquired through the strategic alliance that G.Accion formed with The Peabody Group in 1999.**
- **Leasing revenues for the first quarter** reached Ps. 18 million.
- **Net profit** for the first quarter reached Ps. 53,076 million.
- **Net interest coverage ratio** reached 1.59x for the three months ended March 31, 2004 with a debt coverage service (interest + capital) of 1.21x.
- G.Accion's **property portfolio available for leasing** grew 8%, to over 7.86 million sq.ft., compared to 7.35 million sq.ft. reported for the first quarter of 2003.

Statement from the CEO

Luis Gutierrez Guajardo, Chief Executive Officer of G.Accion, stated: "The start of 2004 has been filled with challenges and achievements for G.Accion. We began January with an important entrance into the middle-income housing sector with the developments in Merida, Amores, Bruno Taven, Altamirano, and others, reaching over 500 housing units under development or close to the development stage. We also signed an agreement with LaSalle and CALpers to sell the industrial portfolio that we formed through our association with The Peabody Group, which will yield attractive returns for our investors.

This type of accomplishment is in accordance with our corporate strategy where we have made an aggressive entry into the middle-income housing sector.

We have also been very active in the industrial sector focused on distribution, particularly in the San Marin Obispo region, on the Chamapa Lecheria highway, as well as in the area near the route to Queretaro, which we have executed with our partner, AMB Property Corporation.

We have become an investment vehicle for institutional investors, strengthening our relationships through the development of distribution centers with AMB, and shopping centers with Kimco. We now maintain a total portfolio of 7.97 sq. ft., the largest in Mexico which confirms our leadership position.

The Company's results reflect the changes and challenges that we had to face during 2003 as well as the initiation of results obtained from our housing business."

Contacts:

In Mexico:
Jorge Girault Facha
G. Accion ,S.A. de C.V.
jgf@accion.com.mx
Tel: (52) 55-5081-0825

María Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York:
Maria Barona / Peter Majeski
i-advize Corp. Communications
gaccion@i-advize.com
Tel: 212-406-3690



Corporate Office of Sony

First Quarter 2004 Results

REVENUES
Revenue from leasing activity decreased 6% during the first quarter, reaching Ps. 126 million compared to the Ps. 134 million reported during the first quarter of 2003, mainly due to the expiration of lease contracts with several clients.

Revenue from sales reached Ps. 18 million reflecting the sale of land and the progress on housing works.

During the first quarter of 2004, **revenue from services to third parties** reached Ps. 24 million compared to Ps. 60 million reported during the same period of 2003, due to fact that in the beginning of 2003, the Company received additional revenues for services rendered to AMB.

As a result of the above-mentioned events, **total revenues** decreased 15%, from Ps. 197 million reported in the first quarter of 2003 to Ps. 168 million reported for the first quarter of 2004.

GROSS INCOME
Gross income for the first quarter of 2004 was Ps. 122 million, 22% less than the Ps. 157 million reported during the same quarter of 2003.

ADMINISTRATIVE EXPENSES
Administrative expenses, including salaries paid to technical and administrative personnel and corporate expenses for the Company and its subsidiaries totaled Ps. 14 million, which remained flat when compared to the first quarter 2003 results.

EBITDA
As a result of the above, EBITDA[1] for the first quarter of 2004 reached Ps.108 million, a decrease of 24% compared to Ps. 142 million reported during the same quarter of 2003.

DEPRECIATION AND AMORTIZATION
Depreciation expenses decreased 9% to Ps. 28 million compared to Ps. 31 million reported during the same period of 2003.

Amortization expenses, which account for expenses for sales and leasing commissions, reached Ps. 7 million.

INTEGRAL COST OF FINANCING
The integral cost of financing reached Ps. 7 million, affected by a foreign exchange gain as well as a monetary position gain. Interest reflected a 10% increase due to the refinancing achieved in October 2002. This gain is the result of an accounting effect, and does not affect the Company's cash flow.

NET INCOME (LOSS)
As a result of the above, the Company reported a net profit of Ps. 53 million.

[1] EBITDA - Income before interest, taxes, depreciation and amortization.



Centro de Acopio de
Procter & Gamble

PER SHARE INFORMATION

Total number of shares outstanding: 125,540,698
EBITDA per share: Ps. 0.86
EPS: Ps. 0.42

CORPORATE EVENTS

- G.Accion announced the singing of the buy-sell agreement for the industrial portfolio and office building formed since July 1999 with The Peabody Group. The agreement was signed with Jones Lang LaSalle and institutional clients of LaSalle Investment Management ("LaSalle"), setting yet another record for real estate operations of this type in Mexico. The properties that make up this portfolio were acquired through the strategic alliance that G. Accion formed in July 1999 with Peabody, a real estate fund managed by O´Connor Capital Partners and JP Morgan Chase & Co., specializing in global real estate investments via alliances with local partners. As a result of this transaction, G. Accion will cancel its obligation in the form of debentures with Peabody, thereby reducing the Company's debt level, maintaining a more simplified structure. This portfolio consists of 56 properties located in eleven cities throughout Mexico, totaling over 5.6 million sq.ft. of leaseable space, generating over US$30 million in annual net operating income.

- Within G.Accion's strategy, which seeks to allocate institutional investments to different segments of the real estate sector, while taking advantage of the activity present during the last few years in the middle-income housing sector, the Company has begun investing in this sector with The Peabody Group. The strategy is based on seeking local partners with proven experience and talent, to invest in projects within the zones allowable in Mexico City. The local partner makes 10% of the required investment while G.Accion and a group of strategic investors provide the remainder. The Company will receive a premium for generated returns above those agreed upon with the partners.

PROPERTY PORTFOLIO

As of March 31, 2004, the Company's management portfolio grew 8% to 7.35 million sq.ft., from 7.95 million sq.ft. reported as of March 31, 2003. This increase reflects the effects of property acquisitions. The vacancy rate of the office portfolio is 6%, which is below the market average of 20%.

The following table provides a breakdown of the Company's property portfolio as of March 31, 2004:

TABLE 1 – PROPERTY PORTFOLIO			
Property / Market	**m²**	**sq. ft.**	**Number of Buildings**
OFFICES			
State of Mexico	2,500	26,910	1
Mexico City	82,350	886,403	7
Monterrey	19,035	204,900	1

INDUSTRIAL			
State of Mexico***	96,518	1,038,911	5
Guadalajara ***	192,584	2,072,967	14
Hermosillo	17,467	188,018	1
Ciudad Juarez	96,591	1,039,696	12
Matamoros	9,936	106,950	3
Monterrey	32,179	346,372	3
Queretaro	87,306	939,754	9
Reynosa	50,650	545,192	7
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	2
Chihuahua	20,251	217,983	1
Torreón	5,970	64,260	1

SHOPPING CENTERS			
Centro Insurgentes**	39,100	420,800	1
La Plaza Oriente	850	9,000	1
Pabellón Altavista	3,300	35,500	1
C.Comercial López Mateos (1)	2,700	29,000	1
TOTAL	**739,253**	**7,957,060**	**67**

LAND RESERVE			
Parque Opción (1st Part)	174 hec	430 acres	
Santa Fe V (Reserve)	17,791 M^2	191,500 SqFt	
Santa Fe VI (Reserve)	4,831 M^2	52,000 SqFt	

Note: Includes properties controlled with AMB.
** G. Accion owns the property and manages 20% of its space.
*** Includes co-investment with AMB. G. Accion manages 10% of these properties.
(1) G. Accion owns 10% and Kimco owns 90%.

TABLE 2 – SUMMARY AS OF 1Q2004			
	1Q 2004*	**1Q 2003**	**Change %**
Total Occupancy Rate	**95%**	**98%**	**(3%)**
Total Property Portfolio (M^2)*	**739,250****	**683,000****	**8%**
Total Property Portfolio (Sq. Ft.)*			

* Includes Centro Insurgentes

TABLE 3 – WEIGHTED AVERAGE LEASE TERM	
	March 31, 2004
Office Portfolio	4.42 years
Industrial Portfolio	5.08 years
Total Property Portfolio	4.31 years

DEBT SUMMARY AS OF MARCH 31, 2004

The Company's long-term debt increased by 0.16% year-over-year, reflecting the financing required to implement G. Accion's corporate growth strategy, as well as the refinancing which took place in October 2002. G. Accion's properties are able to service their debt while maintaining an attractive yield.

G.Accion's debt is tied to a specific property and its corresponding lease agreements. During the first three months of 2004, the net interest coverage ratio was 1.59x, reflecting G.Accion's ability to meet its (financial) obligations. As of March 31, 2004, the weighted average cost of all bank debt was 5.0%, taking into account the actual 30-day LIBOR rate.

Table 4 - Debt (Figures as of March 31, 2004)

Institution	Currency	Principal
GE Capital	US $	260,023,327
Inverlat	US $	3,388,215
Banorte	US $	8,392,959
Total Debt (US$)		**271,804,500**

Institution	Currency	Principal
Bancomer	Mx. Ps.	17,308,928

Through our strategic partnership with AMB, in which G. Accion has a 10% interest, the following long-term debt financing has been assumed:

Institution	Currency	Principal
GE Capital	US $	16,849,441*

*G. Accion has a 10% stake.

ABOUT THE COMPANY

G. Accion is Mexico's leading real estate company, with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country and industry and international markets, therefore they are subject to change.

CONFERENCE CALL

Tuesday, May 4, 2004

11:00 am (New York Time)
10:00 am (Mexico Time)

Tel: (800) 289-0569 from the U.S.
Tel: (913) 981-5542 from outside the U.S.

Conference Name: Grupo Accion; **Access Code:** 184763

Speakers
Luis Gutierrez (CEO)
Héctor Ibarzábal (CFO and Executive Vice President)

A replay service will be available for 48 hours following the completion of the call.
To access the replay, please dial:
(888) 203-1112 from the U.S
(719) 457-0820 outside the U.S
Access Code: 184763

INCOME STATEMENT

	First Quarter		
	31-Mar-04 US$ Thousand*	31-Mar-04 Ps. Thousand	31-Mar-03 Ps. Thousand
Operating Income			
Leasing Revenues	11,159	125,932	133,735
Sale of developed properties	1,610	17,827	3,963
Services to third parties	1,545	24,159	59,662
Total Revenues	**14,314**	**167,918**	**197,359**
Cost			
Leasing			
Real Estate Tax	1,139	12,809	12,233
Maintenance	144	1,567	5,641
Other	239	2,685	4,610
Subtotal Leasing	1,522	17,060	22,484
Developed Property	732	12,344	1,876
Services to third parties	1,192	16,058	16,304
Total Costs	3,446	45,463	40,664
Gross Income	**10,868**	**122,455**	**156,695**
Operating Expenses			
Administrative Expenses	1,171	14,430	14,545
Selling Expenses	-	-	-
EBITDA	**9,696**	**108,026**	**142,149**
Depreciation	2,603	28,084	30,946
Amortization	610	6,585	4,470
Operating Income	**6,483**	**73,357**	**106,734**
CIF			
Interest Expenses	4,116	80,069	72,686
Interest Income	(88)	(1,008)	(4,688)
Exchange Income, net		(37,008)	131,639
Gain on monetary position		(49,167)	(35,986)
		(7,114)	**163,651**
Other Income	4,027	5,947	92
Income (loss) before provisions for taxes	**988**	**86,418**	**(56,825)**
Provisions:			
Income Taxes	-	-	2,682
Deferred Taxes	-	24,111	(14,079)
Asset taxes	-	6,999	5,468
Income (loss) before equity in results of	**3,444**	**55,307**	**(50,896)**
Equity in income (loss) from affiliated company	128	1,377	7,520
Net (loss) income applicable to minority Stock	(56)	(3,608)	(1,547)
Net (loss) income	**3,516**	**53,076**	**(44,922)**

*Dollar exchange rates vary according to the time of actual movement.

BALANCE SHEET

	Period Ended March 31		
	2004 (US$ Thousand)	2003 (Ps. Thousand)	4Q03 (Ps. Thousand)
Current Assets:			
Cash and cash equivalents	14,348	158,261	221,874
Accounts receivable, net	17,430	192,253	85,023
Receivables from related parties	8,190	90,337	52,628
Housing Inventories		128,845	92,783
Prepaid expenses	834	9,195	698
Total Current Assets	**40,802**	**578,891**	**453,006**
Fixed Assets			
Investments in shares of affiliated companies	3,441	37,952	36,190
Trusts	1,754	19,342	19,655
Property held for lease, net	385,283	4,249,671	4,315,284
Building and equipment, net	12,745	140,572	58,130
Other assets	14,652	161,616	147,744
Prepaid tax	20,447	225,534	234,346
TOTAL ASSETS	479,124	5,413,578	5,264,356
Current Liabilities:			
Bank loans and current portfolio of LT debt	12,129	136,812	230,058
Other accounts payable and accrued liabilities	20,163	227,436	182,228
Affiliates	3,525	39,761	22,155
Guaranty deposits	4,037	45,537	46,882
Income tax payable	621	6,999	3,772
Deferred tax payable	-	-	-
Total Current Liabilities	11,460	120,787	-
	51,934	**577,333**	**485,095**
Long-Term Liabilities			
Long-term debt			
Differed income tax	268,415	3,027,723	3,026,564
Convertibles Peabody	4,777	53,880	14,162
TOTAL LIABILITIES	46,771	527,573	561,640
	371,896	**4,186,509**	**4,087,462**
Common stock	5,067	57,154	57,154
Restatement	13,660	154,087	154,086
Additional paid-in capital	90,329	1,018,911	1,018,911
Convertible options	-	-	-
Share repurchase fund	-	-	-
Income (loss) of period	4,705	53,076	(114,265)
Accumulated losses	(25,594)	(288,700)	(218,032)
Cumulative restatement effect	13,254	149,507	149,506
Cumulative deferred income tax	5,960	67,225	67,225
Minority interest	1,402	15,810	62,308
TOTAL STOCKHOLDERS' EQUITY	**108,783**	**1,227,069**	**1,176,894**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	480,679	5,413,578	5,264,356

*Average exchange rate for the quarter US$ 1.00 = Assets Ps. 11.03 and Liabilities Ps. 11.28

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
TO MARCH 31, 2004 AND 2003
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**5,396,097**	**100**	**5,239,649**	**100**
2	**CURRENT ASSETS**	578,893	11	394,545	8
3	CASH AND TEMPORARY INVESTMENTS	158,260	3	143,324	3
4	CUSTOMERS AND ACCOUNTS RECEIVABLE (NET)	83,991	2	32,452	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	198,602	4	193,791	4
6		128,845	2	0	0
7	OTHER ASSETS	9,195	0	24,978	0
8	**LONG TERM**	37,951	1	24,484	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENTS IN SHARES OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	37,951	1	24,484	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTIES, PLANT AND EQUIPMENT (NET)**	4,390,243	81	4,450,297	85
13	PROPERTIES	4,719,705	87	4,754,991	91
14	MACHINERY AND EQUIPMENT	0	0	0	0
15	OTHER EQUIPMENT	187,137	3	113,985	2
16	ACCRUED DEPRECIATION	540,752	10	443,967	8
17	CONSTRUCTIONS IN	24,153	0	25,288	0
18	**DEFERRED ASSETS (NET)**	389,010	7	370,323	7
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	**4,186,510**	**100**	**4,008,065**	**100**
21	**CURRENT LIABILITIES**	456,540	11	280,907	7
22	PROVIDERS	16,094	0	20,671	1
23	BANK CREDITS	136,812	3	111,019	3
24	STOCK EXCHANGE CREDITS	0	0	0	0
25	TAXES PAYABLE	6,999	0	7,019	0
26	OTHER LIABILITIES	296,635	7	142,198	4
27	**LONG-TERM LIABILITIES**	3,676,090	88	3,677,429	92
28	BANK CREDITS	3,027,731	72	3,146,266	78
29	STOCK EXCHANGE CREDITS	0	0	0	0
30	OTHER CREDITS	648,359	15	531,163	13
31	**DEFERRED CREDITS**	53,880	1	49,729	1
32	**OTHER LIABILITIES**	0	0	0	0
33	**BOOK CAPITAL**	**1,209,587**	**100**	**1,231,584**	**100**
34	**MINORITY INTEREST**	15,810	1	45,912	4
35	**MAJORITY BOOK CAPITAL**	1,193,777	99	1,185,672	96
36	CAPITAL CONTRIBUTED	1,230,152	102	1,252,931	102
37	CAPITAL PAID IN	57,154	5	57,154	5
38	CAPITAL ADJUSTMENT	154,087	13	154,082	13
39	PREMIUM FROM SALES OF	1,018,911	84	1,018,890	83
40	CONTRIBUTIONS FOR FUTURE INCREASES OF	0	0	22,805	2
41	**CAPITAL GAINED (LOST)**	(36,375)	(3)	(67,259)	(5)
42	ACCRUED RESULTS AND RESERVE FOR	(414,330)	(34)	(343,654)	(28)
43	RESERVE FOR REPURCHASE OF	173,512	14	171,869	14
44	EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL	151,367	13	149,503	12
45	**NET RESULT OF THE PERIOD**	53,076	4	(44,977)	(4)

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
3	**CASH AND TEMPORARY INVESTMENTS**	**158,260**	**100**	**143,324**	**100**
46	CASH	101,463	64	108,690	76
47	INVESTMENTS	56,797	36	34,634	24
18	**DEFERRED CHARGES**	**389,010**	**100**	**370,323**	**100**
48	AMORTIZABLE EXPENSES	163,218	42	195,112	53
49	COMMERCIAL CREDIT	2,138	1	0	0
50	DEFERRED TAXES	223,396	57	174,942	47
51	OTHER	258	0	269	0
21	**CURRENT LIABILITIES**	**456,540**	**100**	**280,907**	**100**
52	LIABILITIES IN CURRENCY	278,489	61	129,106	46
53	LIABILITIES IN CURRENCY	178,051	39	151,801	54
24	**SHORT-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM PROMISSORY NOTE	0	0	0	0
56	CURRENT PORTION OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**296,635**	**100**	**142,198**	**100**
57	OTHER CURRENT LIABILITIES WITH	46,237	16	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	250,398	84	142,198	100
27	**LONG-TERM LIABILITIES**	**3,676,090**	**100**	**3,677,429**	**100**
59	LIABILITIES IN CURRENCY	3,558,518	97	3,610,973	98
60	LIABILITIES IN CURRENCY	117,572	3	66,456	2
29	**LONG-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM-TERM PROMISSORY NOTES	0	0	0	0
30	**OTHER CREDITS**	**648,359**	**100**	**531,163**	**100**
63	OTHER CREDITS WITH	648,359	100	531,163	100
64	OTHER CREDITS WITHOUT	0	0	0	0
31	**DEFERRED CREDITS**	**53,880**	**100**	**49,729**	**100**
65	COMMERCIAL CREDIT	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHER	53,880	100	49,729	100
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL**	**151,367**	**100**	**149,503**	**100**
70	ACCRUED RESULT BY POSITION	118,274	78	82,180	55
71	RESULT FROM HOLDING NON-MONETARY ASSETS	33,093	22	67,323	45

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
FROM JANUARY 1 TO MARCH 31, 2004 AND 2003
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**167,918**	**100**	**197,605**	**100**
2	COST OF	45,463	27	40,715	21
3	**GROSS RESULT**	**122,455**	**73**	**156,890**	**79**
4	EXPENSES OF	49,099	29	50,023	25
5	**OPERATING RESULT**	**73,356**	**44**	**106,867**	**54**
6	INTEGRAL FINANCING COST	(7,113)	(4)	163,851	83
7	**RESULT AFTER INTEGRAL FINANCING COST**	**80,489**	**48**	**(56,984)**	**(29)**
8	OTHER FINANCIAL TRANSACTIONS	(5,947)	(4)	(90)	0
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**86,416**	**51**	**(56,894)**	**(29)**
10	PROVISION FOR TAXES AND	31,110	19	(5,935)	(3)
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**55,306**	**33**	**(50,959)**	**(26)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	1,377	1	7,529	4
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**56,683**	**34**	**(43,430)**	**(22)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**56,683**	**34**	**(43,430)**	**(22)**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**56,683**	**34**	**(43,430)**	**(22)**
19	MINORITY INTEREST	3,607	2	1,547	1
20	**NET MAJORITY RESULT**	**53,076**	**32**	**(44,977)**	**(23)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**167,918**	**100**	**197,605**	**100**
21	DOMESTIC	167,918	100	197,605	100
22	FOREIGN	0	0	0	0
23	CONVERSION TO DOLLARS	12,427	7	15,682	8
6	**INTEGRAL FINANCING COST**	**(7,113)**	**100**	**163,851**	**100**
24	INTEREST PAID	80,069	1,126	72,776	44
25	EXCHANGE LOSS	1,949	27	173,074	106
26	INTEREST GAINED	1,008	14	4,694	3
27	EXCHANGE GAIN	38,956	548	41,274	25
28	RESULT BY POSITION	(49,167)	(691)	(36,031)	(22)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(5,947)**	**100**	**(90)**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	(5,947)	(100)	(90)	(100)
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENT	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**31,110**	**100**	**(5,935)**	**100**
32	INCOME TAX	6,999	22	8,160	137
33	DEFERRED INCOME TAX	24,111	78	(14,095)	(237)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
OTHER INCOME ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
36	TOTAL SALES	160,417	197,607
37	TAX RESULT OF	0	0
38	NET SALES (**)	643,784	777,035
39	OPERATING RESULT	285,201	338,855
40	NET MAJORITY RESULT (**)	(12,660)	(632,760)
41	NET RESULT (**)	(7,165)	(634,959)

(**) INFORMATION OF THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
FROM JANUARY 1 TO MARCH 31, 2004 AND 2003
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**167,918**	**100**	**197,605**	**100**
2	COST OF	45,463	27	40,715	21
3	**GROSS RESULT**	**122,455**	**73**	**156,890**	**79**
4	EXPENSES OF	49,099	29	50,023	25
5	**OPERATING RESULT**	**73,356**	**44**	**106,867**	**54**
6	INTEGRAL FINANCING COST	(7,113)	(4)	163,851	83
7	**RESULT AFTER INTEGRAL FINANCING COST**	**80,469**	**48**	**(56,984)**	**(29)**
8	OTHER FINANCIAL TRANSACTIONS	(5,947)	(4)	(90)	0
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**86,416**	**51**	**(56,894)**	**(29)**
10	PROVISION FOR TAXES AND	31,110	19	(5,935)	(3)
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**55,306**	**33**	**(50,959)**	**(26)**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	1,377	1	7,529	4
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**56,683**	**34**	**(43,430)**	**(22)**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**56,683**	**34**	**(43,430)**	**(22)**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**56,683**	**34**	**(43,430)**	**(22)**
19	MINORITY INTEREST	3,607	2	1,547	1
20	**NET MAJORITY RESULT**	**53,076**	**32**	**(44,977)**	**(23)**

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**167,918**	**100**	**197,605**	**100**
21	DOMESTIC	167,918	100	197,605	100
22	FOREIGN	0	0	0	0
23	CONVERSION TO DOLLARS	12,427	7	15,662	8
6	**INTEGRAL FINANCING COST**	**(7,113)**	**100**	**163,851**	**100**
24	INTEREST PAID	80,069	1,126	72,776	44
25	EXCHANGE LOSS	1,949	27	173,074	106
26	INTEREST GAINED	1,008	14	4,694	3
27	EXCHANGE GAIN	38,956	548	41,274	25
28	RESULT BY POSITION	(49,167)	(691)	(36,031)	(22)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(5,947)**	**100**	**(90)**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	(5,947)	(100)	(90)	100
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENTS	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**31,110**	**100**	**(5,935)**	**100**
32	INCOME TAX	6,999	22	8,160	137
33	DEFERRED INCOME TAX	24,111	78	(14,095)	(237)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO MARCH 31, 2004 AND 2003
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
1	**NET RESULT**	**56,683**	**(43,430)**
2	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES	58,779	(6,280)
3	**CASH FLOW ARISING FROM THE NET RESULT OF THE PERIOD**	**115,462**	**(49,710)**
4	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL	(116,160)	(50,123)
5	**RESOURCES GENERATED (USED) BY OPERATIONS**	**(698)**	**(99,833)**
6	CASH FLOW ARISING FROM THIRD-PARTY FINANCING	(15,561)	557,187
7	CASH FLOW ARISING FROM OWN FINANCING	(2,441)	0
8	**RESOURCES GENERATED (USED) BY FINANCING**	**(18,002)**	**557,187**
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(44,914)**	**(431,379)**
10	NET INCREASE (DECREASE) IN CASH TEMPORARY INVESTMENTS	(63,614)	25,975
11	CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE PERIOD	221,874	117,349
12	CASH AND TEMPORARY INVESTMENTS AT THE END OF THE PERIOD	158,260	143,324

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR Amount	QUARTER PRIOR YEAR Amount
2	**+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES**	**58,779**	**(6,280)**
13	+ DEPRECIATION AND AMORTIZATION OF THE	34,668	35,458
14	+ (-) NET INCREASE (DECREASE) IN REVALUATION FOR AND SENIORITY PREMIUM	0	(3,462)
15	+(-) NET LOSS (GAIN) IN	0	131,803
16	+(-) NET LOSS (GAIN) BY LIABILITIES AND ASSETS ADJUSTMENT	0	(163,853)
17	+(-) OTHER ITEMS	24,111	(6,226)
40	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE	0	0
4	**CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL**	**(116,160)**	**(50,123)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(153,436)	(67,124)
19	+(-) DECREASE (INCREASE) IN	(37,708)	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(24,064)	32,450
21	+(-) INCREASE (DECREASE) IN	4,577	(15,888)
22	+(-) INCREASE (DECREASE) IN OTHER	94,471	439
6	**CASH FLOW ARISING FROM THIRD-PARTY FINANCING**	**(15,561)**	**557,187**
23	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	463,333
25	+ DIVIDENDS	0	0
26	+ OTHER	0	116,676
27	(-) AMORTIZATION OF FINANCING	(15,561)	(22,822)
28	(-) AMORTIZATION OF FINANCING	0	0
29	(-) AMORTIZATION OF OTHER	0	0
7	**CASH FLOW ARISING FROM OWN FINANCING**	**(2,441)**	**0**
30	+(-) INCREASE (DECREASE) IN SOCIAL	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM FOR SALES OF	(2,441)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**(44,914)**	**(431,379)**
34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
35	(-) ACQUISITION OF PROPERTIES, PLANT AND	(44,914)	(431,379)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALES OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALES OF FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION **Final Printout**

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
	YIELD				
1	NET RESULT TO NET SALES	33.76	%	(21.98)	%
2	NET RESULT TO BOOK CAPITAL (**)	(1.06)	%	(53.37)	%
3	NET RESULT TO TOTAL ASSETS (**)	(0.13)	%	(12.12)	%
4	CASH DIVIDENDS TO NET RESULT OF PRIOR PERIOD	0.00	%	0.00	%
5	RESULT FROM MONETARY POSITION TO NET RESULT	86.74	%	(82.96)	%
	ACTIVITY				
6	NET SALES TO TOTAL ASSETS (**)	0.12	times	0.15	times
7	NET SALES TO FIXED ASSETS (**)	0.15	times	0.17	times
8	INVENTORY TURNOVER	0.12	times	0.00	times
9	DAYS OF SALES RECEIVABLE	39	days	13	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.90	%	8.46	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	77.58	%	76.49	%
12	TOTAL LIABILITIES TO BOOK CAPITAL	3.46	times	3.25	times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	91.65	%	93.31	%
14	LONG TERM LIABILITIES TO FIXED ASSETS	83.73	%	82.63	%
15	OPERATING RESULT TO INTEREST PAID	0.92	times	1.47	times
16	NET SALES TO TOTAL LIABILITIES	0.15	times	0.19	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.27	times	1.40	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT	0.99	times	1.40	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.14	times	0.10	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.67	%	51.02	%
	STATEMENT OF CHANGES				
21	CASH FLOW ARISING FROM NET RESULT TO NET	68.76	%	(25.16)	%
22	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL TO NET SALES	(69.18)	%	(25.37)	%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTEREST PAID	(0.01)	times	(1.37)	times
24	THIRD PARTY FINANCING TO RESOURCES (USED) BY FINANCING	86.44	%	100.00	%
25	OWN FINANCING TO RESOURCES (USED) BY FINANCING	13.56	%	0.00	
26	ACQUISITION OF PROPERTIES, PLANT AND EQUIPMENT TO RESOURCES GENERATED (USED) IN INVESTMENT ACT.	100.00	%	100.00	%

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

FIGURES PER SHARE
CONSOLIDATED INFORMATION

Final Printout

REF	ITEM	QUARTER CURRENT YEAR			QUARTER PRIOR YEAR		
		Amount			Amount		
1	BASIC EARNINGS PER COMMON SHARE (**)	$	(.06)		$	(4.84)	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$	.00		$	.00	
3	DILUTED EARNINGS PER SHARE (**)	$	.00		$	.00	
4	CONTINUED OPERATING EARNINGS PER COMMON SHARE (COECS) (**)	$	(.06)		$	(4.84)	
5	EFFECT OF DISCONTINUED OPERATIONS ON COECS (**)	$	.00		$	.00	
6	EFFECT OF WINDFALL PROFIT ON COECS (**)	$	.00		$	.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN COECS (**)	$	.00		$	.00	
8	BOOK VALUE PER SHARE	$	9.51		$	9.44	
9	ACCRUED CASH DIVIDEND PER SHARE	$	.00		$	.00	
10	STOCK DIVIDEND PER SHARE		.00	shares		.00	shares
11	MARKET PRICE (LAST QUOTE) AT BOOK VALUE		.62	times		.54	times
12	MARKET PRICE (LAST QUOTE) AT BASIC PER COMMON SHARE		(98.12)	times		(1.03)	times
13	MARKET PRICE (LAST QUOTE) AT BASIC PER PREFERRED SHARE		.00	times		.00	times

(**) INFORMATION OF THE LAST TWELVE MONTHS

COMMENTS AND ANALYSIS OF THE MANAGEMENT
CONCERNING THE OPERATING RESULTS AND FINANCIAL POSITION OF THE COMPANY
ADDENDUM 1 **CONSOLIDATED**
Final Printout

MESSAGE FROM THE GENERAL DIRECTOR

THE BEGINNING OF 2004 WAS FULL OF CHALLENGES AND SATISFACTIONS FOR G. ACCION. IN JANUARY, WE STARTED A SIGNIFICANT INCURSION IN THE MEDIUM HOUSING SECTOR, WITH THE DEVELOPMENTS OF MERIDA, AMORES, BRUNO TRAVEN, ALTAMIRANO, AMONG OTHERS, TOTALING MORE THAN 500 HOUSING UNITS ALREADY BEING DEVELOPED OR ABOUT TO BE. ON THE OTHER HAND, WE SIGNED WITH LASALLE AND CALPERS THE SALE OF THE INDUSTRIAL PORTFOLIO, WHICH WE FORMED THANKS TO OUR ASSOCIATION WITH THE PEABODY GROUP, AND WHICH WILL GIVE SIGNIFICANT PROFITS TO OUR INVESTMENTS.

THIS TYPE OF ACHIEVEMENT IS IN LINE WITH OUR CORPORATE STRATEGY, IN WHICH WE HAVE STARTED AN AGGRESSIVE ENTRY INTO THE MEDIUM HOUSING SECTOR. ON THE OTHER HAND, WE CONTINUED BEING VERY ACTIVE IN THE INDUSTRIAL SECTOR, FOCUSING ON DISTRIBUTION, ESPECIALLY IN THE AREA OF SAN MARIN OBISPO, CARRETERA CHAMAPA LECHERIA, AS WELL AS THE AREA NEAR THE EXIT TO QUERETARO, WHICH WE HAVE ACHIEVED TOGETHER WITH OUR PARTNER AMB PROPERTY CORPORATION.

WE HAVE BECOME THE INVESTMENT VEHICLE FOR INSTITUTIONAL INVESTORS, CONSOLIDATING OUR RELATIONS IN THE DEVELOPMENT OF DISTRIBUTION CENTERS WITH AMB, AND WITH KIMCO IN COMMERCIAL CENTERS. WE ALREADY HANDLE A GLOBAL PORTFOLIO OF 740 THOUSAND SQUARE METERS, WHICH IS THE LARGEST IN MEXICO AND CONFIRMS OUR LEADERSHIP.

THE RESULTS OF THE COMPANY REFLECT THE CHANGES AND CHALLENGES WE HAD TO HANDLE IN 2003, AS WELL AS THE BEGINNING OF THE RESULTS OBTAINED BY THE COMPANY'S HOUSING LINE.

RESULTS OF THE FIRST QUARTER 2004

INCOME
INCOME FROM LEASING DROPPED 6% DURING THE QUARTER, REACHING PS. 126 MILLION VERSUS PS. 134 MILLION REPORTED DURING THE FIRST QUARTER 2003, MAINLY DUE TO THE EXPIRATION OF THE LEASE CONTRACT WITH CERTAIN CLIENTS.

INCOME FROM SALES TOTALED PS. 18 MILLION, REFLECTING THE SALE OF LANDS AND ADVANCES IN HOUSING SITES.

DURING THE FIRST QUARTER ENDED MARCH 31, 2004, THE INCOME FROM SERVICES REACHED PS. 24 MILLION, VERSUS PS. 60 MILLION REPORTED IN THE FIRST PERIOD 2003, BECAUSE, AT THE BEGINNING OF 2003, THE COMPANY RECEIVED ADDITIONAL INCOME FROM SERVICES RENDERED TO AMB.

AS A RESULT OF THE AFOREMENTIONED EVENTS, THE TOTAL INCOME OF THE COMPANY DROPPED 15%, FROM PS. 197 MILLION REPORTED DURING THE SAME PERIOD IN 2003 TO PS. 168 MILLION REPORTED DURING THE QUARTER IN QUESTION.

GROSS PROFIT
THE GROSS PROFIT FOR THE FIRST QUARTER 2004 WAS PS. 122 MILLION, 22% LESS THAN THE PS. 157 MILLION REPORTED DURING THE SAME QUARTER IN 2003.

CORPORATE EVENTS

. G. ACCIÓN ANNOUNCES THE SIGNING OF THE PURCHASE AND SALE CONTRACT FOR THE INDUSTRIAL PORTFOLIO, AS WELL AS THAT OF AN OFFICE BUILDING, FORMED SINCE JULY 1999 WITH THE PEABODY GROUP. THIS CONTRACT WAS EXECUTED WITH JONES LANG LASALLE AND INSTITUTIONAL CLIENTS OF LASALLE INVESTMENT MANAGEMENT ("LASALLE"), THUS MARKING A NEW RECORD CONCERNING THE REAL ESTATE OPERATIONS OF THIS NATURE IN MEXICO. THE PROPERTIES MAKING UP THIS PORTFOLIO WERE PURCHASED THANKS TO THE STRATEGIC ASSOCIATION FORMED BY THE COMPANY IN JULY 1999 WITH PEABODY, REAL ESTATE FUND ADMINISTERED BY O'CONNOR CAPITAL PARTNERS AND JP MORGAN CHASE & CO., SPECIALIZED IN INVESTING IN REAL ESTATE AROUND THE WORLD THROUGH ALLIANCES WITH LOCAL PARTNERS. AS A RESULT OF THIS TRANSACTION, G. ACCIÓN WILL PAY ITS DEBT IN BONDS WITH PEABODY, THUS LOWERING THE LEVERAGE OF THE COMPANY AND MAINTAINING A SIMPLER STRUCTURE. THE PORTFOLIO IN QUESTION CONSISTS OF 56 PROPERTIES DISTRIBUTED IN 11 CITIES IN THE COUNTRY, TOTALING MORE THAN 500 THOUSAND RENTABLE SQUARE METERS, AND GENERATING AN ANNUAL OPERATING CASH FLOW OF MORE THAN US$30 MILLION.

· AS PART OF THE STRATEGY OF G. ACCIÓN, WITH AN ATTEMPT TO CHANNEL INSTITUTIONAL MONEY TO VARIOUS SECTORS OF THE REAL ESTATE SECTOR, AND TAKING ADVANTAGE OF THE ACTIVITY OF THE RECENT YEARS IN THE HALF-RESIDENTIAL HOUSING SECTOR, THE COMPANY STARTED INVESTMENTS IN THE HALF-HOUSING SECTOR WITH THE PEABODY GROUP. THE STRATEGY IS BASED ON SEEKING LOCAL PARTNERS WHO HAVE PROVEN EXPERIENCE AND TALENT TO INVEST IN PROJECTS IN THE ZONES ALLOWED IN MEXICO CITY, WHERE THE LOCAL PARTNER CONTRIBUTES UP TO 10% OF THE INVESTMENT REQUIRED AND G. ACCIÓN, TOGETHER WITH THE GROUP OF STRATEGIC INVESTORS, CONTRIBUTE THE REST. THE COMPANY WOULD OBTAIN A PREMIUM BECAUSE IT OBTAINED HIGHER YIELD THAN THAT ESTABLISHED WITH THE INVESTING PARTNERS.

ADDITIONAL NOTES TO FINANCIAL INFORMATION (1)

ADDENDUM 2 **CONSOLIDATED**
Final Printout

MAIN ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE COMPANIES ARE IN LINE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES, MAINLY IN THE DETERMINATION OF THE USE VALUE OF THE PROPERTIES, AND USE CERTAIN PREMISES TO DETERMINE THE VALUATION OF CERTAIN INDIVIDUAL ITEMS ON THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED THEREIN. EVEN THOUGH IT MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT CONSIDERS THAT THE ESTIMATES AND PREMISES USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE MAIN ACCOUNTING POLICIES OF THE COMPANY IS GIVEN BELOW:

RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION. THE CONSOLIDATED FINANCIAL STATEMENTS ACKNOWLEDGE THE EFFECTS OF INFLATION ACCORDING TO BULLETIN B-10. ALL FINANCIAL STATEMENTS AND THEIR RESPECTIVE NOTES ARE PRESENTED IN CONSTANT PESOS AT MARCH 31, 2004, TO MAKE THEM COMPARABLE WITH THE LATEST GENERAL BALANCE SHEET PRESENTED, SO THAT THE FIGURES OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THE CORRESPONDING YEAR. CONSEQUENTLY, THE FIGURES OF THE FINANCIAL STATEMENTS ARE COMPARABLE BETWEEN THEM AND WITH THE PRIOR YEAR, SINCE THEY ARE ALL EXPRESSED IN THE SAME CURRENCY. THE FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (INPC) PUBLISHED BY THE BANK OF MEXICO, WERE APPLIED TO RE-EXPRESS THE FINANCIAL STATEMENTS IN CONSTANT PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF PURCHASING POWER OF THE CLOSING CURRENCY, THE FOLLOWING PROCEDURE WAS USED:

IN THE BALANCE SHEET:

THE PROPERTIES EARMARKED FOR SALE, NET OF DEPRECIATION, WERE ADJUSTED UNTIL DECEMBER 31, 1999, WITH FACTORS ARISING FROM INPC, FROM THEIR ACQUISITION OR CONSTRUCTION DATE. THESE PROPERTIES WERE VALUED AT THEIR ESTIMATED SALE VALUE, AND STARTING JANUARY 1, 2000, ARE CONSIDERED A MONETARY ITEM AND ARE NOT LIABLE TO BE ADJUSTED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATES IS VALUED BY THE EQUITY METHOD, AND IS ADJUSTED BASED ON THE ADJUSTED FINANCIAL STATEMENTS OF THE ASSOCIATES. THE OTHER PERMANENT INVESTMENTS IN WHICH THERE IS NO SIGNIFICANT INFLUENCE ARE POSTED AT ACQUISITION COST AND ARE ADJUSTED BY THE INPC.
PROPERTIES EARMARKED FOR LEASE AND LANDS, FURNITURE AND EQUIPMENT, THE OTHER ASSETS AND COMMERCIAL CREDIT, ARE POSTED AT CONSTRUCTION OR ACQUISITION COST, AND ARE ADJUSTED BY FACTORS ARISING FROM THE INPC UNTIL THE CLOSE OF THE LAST FISCAL YEAR; THEIR DEPRECIATION AND AMORTIZATION IS CALCULATED ACCORDING TO THE ESTIMATED USEFUL LIFE OF THE ASSETS OVER THE ADJUSTMENT VALUE OR TERM IN WHICH IT IS EXPECTED TO OBTAIN PROFIT FROM THE INVESTMENT.

THE CAPITAL CONTRIBUTED AND GAINED IS ADJUSTED BY FACTORS ARISING FROM INPC, FROM THE CONTRIBUTION OR GENERATION DATE, TO MARCH 31, 2004.

IN THE STATEMENT OF INCOME:

THE INCOME, COSTS AND EXPENSES ARE ADJUSTED FROM THE MONTH THEY OCCUR UNTIL MARCH 31, 2004, BASED ON FACTORS ARISING FROM THE INPC.

THE RESULT FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF INFLATION OVER THE PURCHASING POWER OF THE MONETARY ITEMS, IS DETERMINED BY APPLYING TO THE NET ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH, THE INFLATION FACTOR ARISING FROM INPC, AND ADJUSTING AT MARCH 31, 2004 BY THE CORRESPONDING FACTOR. THE PROFIT IS THE RESULT OF MAINTAINING A NET LIABILITY MONETARY POSITION AND THE LOSS, IS THE RESULT OF MAINTAINING A NET ASSET MONETARY POSITION.

FINANCIAL INSTRUMENTS – BULLETIN C-2 "FINANCIAL INSTRUMENTS" REQUIRES THE RECORDING AS ASSETS AND LIABILITIES OF ALL THE EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED. AT MARCH 31, 2004, THERE WERE NO MODIFICATIONS IN THE FINANCIAL POSITION OF THE COMPANY AS A RESULT OF THE APPLICATION OF THIS BULLETIN.

CASH, REALIZABLE SECURITIES AND RESTRICTED FUNDS- THE REALIZABLE SECURITIES ARE MAINLY REPRESENTED BY SHORT TERM INVESTMENTS VALUED AT MARKET VALUE (COST PLUS ACCRUED YIELD). RESTRICTED FUNDS MAINLY INCLUDE DEPOSITS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL THEY ARE APPLIED BY THIS INSTITUTION TO THE SERVICE OF THE CORRESPONDING DEBT, OR TO THE CREATION OF RESERVES FOR VARIOUS PURPOSES RELATED WITH THE PROPERTIES, WHICH MAY BE USED BY THE COMPANY ONLY THROUGH GE CAPITAL.

OTHER ASSETS- THE OTHER ASSETS ARE MAINLY REPRESENTED BY COSTS INCURRED AT THE BEGINNING OF THE LEASES, AS IS THE CASE OF THE COMMISSIONS PAID TO REAL ESTATE BROKERS (INITIAL LEASE COST). THE INITIAL LEASE COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASES.

INCOME TAX AND EMPLOYEE PROFIT SHARING- THE COMPANY CALCULATES AND POSTS INCOME TAX ("ISR"), ASSET TAX ("IMPAC") AND THE WORKERS PROFIT SHARING ("PTU") BASED ON CURRENT TAX LEGISLATION AND BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, ASSET TAX AND WORKERS PROFIT SHARING," WHICH WAS ENACTED ON JANUARY 1, 2000 AND REQUIRES THE KNOWLEDGE OF LIABILITIES AND ASSETS DUE TO DEFERRED TAXES, FOR ALL TEMPORARY DIFFERENCES APPEARING BETWEEN BOOK BALANCES AND THE TAX BALANCES OF THE ASSETS AND LIABILITIES. THE EFFECT OF ADOPTING THIS BULLETIN WAS DIRECTLY APPLIED TO THE INVESTMENT OF THE SHAREHOLDERS, AS ESTABLISHED IN SAID DECISION.

THE BALANCE OF DEFERRED TAXES FOR ISR IS CALCULATED CONSIDERING ALL TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. TO DETERMINE THE BALANCE OF THE DEFERRED TAX FOR PTU, ONLY TEMPORARY DIFFERENCES ARISING IN THE CONCILIATION BETWEEN THE NET PROFIT OF THE PERIOD AND THE TAXABLE PROFIT FOR PTU IS TAKEN INTO CONSIDERATION, WHICH IS EXPECTED TO BE REINVESTED WITHIN A DETERMINED PERIOD. AT DECEMBER 31, 2003, THERE ARE NO TEMPORARY DIFFERENCES REVERSED FOR PTU PURPOSES.

THE DEFERRED TAX APPLICABLE TO THE RESULTS OF THE PERIOD IS DETERMINED BY COMPARING THE INITIAL AND FINAL BALANCE OF THE DEFERRED TAXES.

LABOR OBLIGATIONS- SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCION, S.A. DE C.V.,

SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES OF THE GROUP, HAVE LABOR OBLIGATIONS FOR SENIORITY PREMIUMS, AS ESTABLISHED IN THE FEDERAL LABOR LAW.

THE POLICY OF THE COMPANIES IS TO CREATE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM LIABILITY FOR SENIORITY PREMIUM THAT, DUE TO THE LIMITED PERSONNEL OF THE COMPANY, IS CONSIDERED BY MANAGEMENT NOT TO SUBSTANTIALLY DIFFER FROM THE LIABILITY THAT WOULD BE OBTAINED FROM AN ACTUARIAL CALCULATION.

SEVERANCE INDEMNITIES PAID ARE CHARGED TO RESULTS WHEN THEY ARE MADE.

AT MARCH 31, 2004 AND 2003, THE SENIORITY PREMIUM RESERVE TOTALS $440 AND $419, RESPECTIVELY.

SECURITY DEPOSITS- THEY CONSIST MAINLY OF THE DEPOSITS OF THE LESSEES IN U.S. DOLLARS, TO GUARANTEE TIMELY PAYMENT OF RENT IN THE PREMISES OWNED BY THE COMPANIES, WHICH AMOUNTS ARE ONE TO TWO MONTHS OF RENT, ACCORDING TO THE CURRENT CONTRACTS.

RECOGNITION OF INCOME AND COSTS- INCOME AND COSTS FOR LEASES ARE RECOGNIZED AS THE RENT ACCRUES AND THE COSTS ARE INCURRED, RESPECTIVELY.

INCOME AND COSTS FROM SALES OF PROPERTIES ARE RECOGNIZED BY THE METHOD OF ECONOMIC PROGRESS OF THE SITE, OR FROM THE DATE THE PURCHASE AND SALE CONTRACTS ARE SIGNED AND CERTAIN REQUISITES ARE MET. FURTHERMORE, THE ASSIGNMENT OF COMMON COSTS IS POSTED CONSIDERING THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES BASICALLY CONSIST OF INCOME RELATED TO PARKING, CONSULTING SERVICES AND CONSTRUCTION SUPERVISION, WHICH ARE POSTED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL FINANCING RESULT- THE INTEGRAL FINANCING RESULT INCLUDES ALL ITEMS OR FINANCIAL EXPENSES, AS WELL AS INTEREST, EXCHANGE RESULTS AND MONETARY POSITION, AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED AT THE RATE OF EXCHANGE VALID AT THE END OF THE PERIOD, AFFECTING THE RESULTS AS PART OF THE INTEGRAL FINANCING RESULT.

(LOSS) PROFIT PER SHARE- THE (LOSS) PROFIT PER SHARE OF EACH PERIOD HAS BEEN CALCULATED BY DIVIDING THE NET MAJORITY PROFIT BY THE WEIGHTED AVERAGE OF THE OUTSTANDING SHARES IN EACH PERIOD.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**

G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3 **CONSOLIDATED**

Final Printout

NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. of SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
				ACQUISITION COST	VALOR ACTUAL (3)
SUBSIDIARIES					
1 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	SERVICE COMPANY	9,990	99.90	9,990	(5,596)
2 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V.	SERVICE COMPANY	49,999	99.90	50	24,955
3 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	(24,026)
4 CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	18,503,500	99.99	18,504	25,273
5 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	28,529,494	99.99	29,529	384,986
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	52,558,229	99.99	53,979	117,794
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	77,965,190	99.99	100,740	137,532
8 GACCION COMERCIAL 1, S. DE R.L. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	49	50
9 OPCION JAMANTAB, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,834,839	99.99	19,681	34,392
10 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	42,234,211	99.99	70,198	262,183
11 MONTES URALES III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	22,230,384	89.29	36,899	13,360
12 OPCION SANTA FE III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	72,389,521	99.99	77,058	191,628
13 OPCION LA FE, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	30,194,000	99.99	30,194	110,271
14 PROYECTO COMERCIAL ACCION, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,437,063	99.99	6,437	(19,856)
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	25,811
16 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	38,504,279	99.89	38,504	39,160
17 CENTRO DE ACOPIO TEPOTZOTLAN, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	8,734,567	99.99	62,528	54,450
18 GACCION INDUSTRIAL 1, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	51

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**

G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

PAGE 2

ADDENDUM 3 **CONSOLIDATED**

Final Printout

NAME OF THE COMPANY (1)		MAIN ACTIVITY	No. of SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
19	RECINTO GRUPO INMOBILIARIA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,552,000	99.99	19,524	36,477
20	GA-HS, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1,423,255	92.50	1,423	3,928
21	GACCION VIVIENDA I, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	1,287,000	90.00	1,287	400
22	GACCION VIVIENDA II, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	1,080,000	90.00	1,080	562
23	GACCION VIVIENDA III, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	49	(27)
24	GACCION VIVIENDA IV, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	3,060,000	90.00	3,060	2,310
25	SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	SERVICE COMPANY	17,000	99.99	17	69
26	GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,577,569	99.86	6,578	1,123
27	CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	PARKING LOT OPERATOR	25,000	50.00	25	58,176
28	OTHER SUBSIDIARIES (4) (NO. OF SUBS.:)		1	0.00	0	0
TOTAL INVESTMENTS IN SUBSIDIARIES					**587,533**	**1,475,436**
AFFILIATES						
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	PROPERTY PURCHASE AND SALE AND LEASING	3,378,176	6.70	14,274	1,243
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	10,802,441	37.09	11,757	1,326
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	REAL ESTATE AGENTS	25,000	50.00	25	18,002
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	SERVICE COMPANY	25,000	50.00	25	25
5	INMOBILIARIA BEGUT, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	2,500	50.00	2,229	2,840
6	AMB-ACCION SAN MARTIN OBISPO I, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	855	7,309
7	AMB-ACCION CENTRO LOGISTICO PARQUE 1, S DE RL CV	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1,501	(2,304)

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: 1 YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3

PAGE 3
CONSOLIDATED
Final Printout

NAME OF THE COMPANY (1)		MAIN ACTIVITY	No. of SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
8	AMB-ACCION SAN MARTIN OBISPO II, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	8,774	9,504
9	AMB-ACCION ALMACEN, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	2
10	AMB-ACCION YUCCA, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	4
			0	0.00	0	0
TOTAL INVESTMENTS IN AFFILIATES					**39,442**	**37,951**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**1,513,387**

OBSERVATIONS

AFFILIATED COMPANIES IN WHICH MORE THAN 50% IS HELD ARE NOT CONSOLIDATED BECAUSE THERE IS NO INTERFERENCE IN THEIR ADMINISTRATION, EVEN THOUGH EQUAL RIGHTS ARE HELD IN THE BOARD OF DIRECTORS. HOWEVER, THERE IS NO EFFECTIVE CONTROL OVER THEM. CONCERNING THE COMPANIES IN WHICH A MINORITY INTEREST IS HELD AND WHICH ARE NOT CONSOLIDATED, THIS IS SO BECAUSE THEIR ACTIVITIES ARE SUSPENDED OR ARE NOT CONTINUOUS.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2004**

Final Printout
CONSOLIDATED

Type of Credit Institutions	Maturity	Interest	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $)						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $)					
			Time Interval		Time Interval						Time Interval					
BANKS	Date	Rate	Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
UNSECURED																
HSBC BANK MEXICO, S.A.	10/07/2007	11.01	13,000	45,750	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A.	02/18/2004	9.85	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SECURED																
MORTGAGE, GE CAPITAL CORP.	02/01/2010	4.13	0	0	0	0	0	0	0	0	0	12,800	12,051	12,925	13,863	278,240
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.06	0	0	0	0	0	0	0	0	0	9,078	8,973	9,704	10,495	272,458
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	7,758	7,755	8,351	8,993	225,541
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.10	0	0	0	0	0	0	0	0	0	6,168	6,092	6,590	7,130	185,706
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.15	0	0	0	0	0	0	0	0	0	5,618	5,543	6,004	6,506	171,276
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.09	0	0	0	0	0	0	0	0	0	4,980	4,920	5,322	5,758	149,839
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	6,746	6,988	7,525	8,104	141,426
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	3,355	3,472	3,810	4,180	81,907
MORTGAGE, GE CAPITAL CORP.	02/14/2011	8.05	0	0	0	6,563	6,581	6,970	7,381	67,526	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	3,325	3,451	3,710	3,990	69,005
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	2,396	2,484	2,731	3,004	59,708
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.88	0	0	0	0	0	0	0	0	0	2,226	2,344	2,589	2,800	58,441
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.88	0	0	0	0	0	0	0	0	0	2,167	2,267	2,482	2,717	52,517
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.88	0	0	0	0	0	0	0	0	0	1,997	2,102	2,319	2,560	51,969
MORTGAGE, GE CAPITAL CORP.	10/01/2009	3.88	0	0	0	0	0	0	0	0	0	2,484	2,593	2,772	2,962	49,445
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.63	0	0	0	0	0	0	0	0	0	1,656	1,711	1,889	2,085	42,350
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.63	0	0	0	0	0	0	0	0	0	1,483	1,541	1,723	1,928	42,555
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,864	1,934	2,080	2,236	38,682
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	1,326	1,387	1,549	1,731	37,996

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2004**

Final Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,689	1,754	1,885	2,025	34,926
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.83	0	0	0	0	0	0	0	0	0	1,409	1,480	1,626	1,787	35,311
MORTGAGE, GE CAPITAL CORP.	01/29/2013	5.12	0	0	0	4,275	3,699	4,063	4,462	21,720	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.13	0	0	0	0	0	0	0	0	0	1,441	1,484	1,606	1,738	31,251
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	1,169	1,212	1,347	1,498	31,962
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,359	1,411	1,516	1,630	28,101
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,254	1,302	1,399	1,503	25,926
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,159	1,203	1,294	1,391	24,060
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.13	0	0	0	0	0	0	0	0	0	908	953	1,060	1,178	25,005
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	1,143	1,184	1,275	1,373	23,961
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,138	1,182	1,270	1,365	23,537
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	1,078	1,119	1,203	1,293	22,370
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	1,047	1,087	1,169	1,256	21,656
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	849	880	968	1,064	21,154
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.15	0	0	0	0	0	0	0	0	0	701	692	750	812	21,385
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	799	828	910	1,001	19,903
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	931	966	1,039	1,117	19,320
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	858	890	957	1,028	17,734
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	744	771	830	894	15,596
MORTGAGE, GE CAPITAL CORP.	07/31/2007	10.03	3,000	14,309	0	0	0	0	0	0	0	0	0	0	0	0
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	580	596	648	705	13,031

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2004**

Final Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	450	470	524	585	12,706
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.43	0	0	0	0	0	0	0	0	0	466	484	520	559	9,642
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.78	0	0	0	0	0	0	0	0	0	412	426	459	496	8,726
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.63	0	0	0	0	0	0	0	0	0	389	403	434	468	8,162
MORTGAGE, GE CAPITAL CORP.	10/01/2009	5.38	0	0	0	0	0	0	0	0	0	222	232	258	288	6,257
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	192	199	214	231	3,987
MORTGAGE, GE CAPITAL CORP.	10/01/2009	4.48	0	0	0	0	0	0	0	0	0	170	177	190	204	3,533
TOTAL BANKS			**26,000**	**60,059**	**0**	**10,828**	**10,280**	**11,033**	**11,843**	**89,246**	**0**	**99,984**	**100,993**	**109,426**	**118,588**	**2,516,263**
PROVIDERS																
PROFESSIONAL SERVICES			2,662	0	0	473	0	0	0	0	0	0	0	0	0	0
EQUIPMENT LEASING			0	0	0	6,235	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION SERVICES			3,019	0	0	73	0	0	0	0	0	0	0	0	0	0
TREASURE OF THE FEDERAL DISTRICT			3,632	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVIDERS			9,313	0	0	6,781	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES			135,739	57,513	0	160,896	0	63,273	0	0	0	0	527,573	0	0	0
TOTAL OTHER CURRENT LIABILITIES, OTHER LOANS			**135,739**	**57,513**	**0**	**160,896**	**0**	**63,273**	**0**	**0**	**0**	**0**	**527,573**	**0**	**0**	**0**
			171,052	117,572	0	178,505	10,280	74,306	11,843	89,246	0	99,984	628,566	109,426	118,588	2,516,263

OBSERVATIONS

THE RATE OF EXCHANGE USED TO EVALUATE LIABILITIES IN US DOLLARS WAS $11.28, INCLUDING BANK LOANS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)

ADDENDUM 6

CONSOLIDATED
Final Printout

BALANCE	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	16,990	**189,418**	0	0	189,418
LIABILITIES	**329,625**	**3,718,150**			**3,718,150**
	19,224		0	0	216,830
	310,401		0	0	3,501,320
NET BALANCE	**(312,635)**	**(3,528,732)**			**(3,528,732)**

OBSERVATIONS

THE RATE OF EXCHANGE USED, IN US DOLLAR, TO EVALUATE ASSETS WAS $11.03, WHILE THAT USED TO EVALUATE LIABILITIES WAS $11.28 AT THE CLOSE OF MARCH 2004.

INCOME AND EXPENSES CORRESPOND TO THE TOTAL OF THE TRANSACTIONS CARRIED OUT IN US DOLLARS IN 2004. INCOME FROM LEASING IS POSTED TO THE ACCOUNTS AT THE AVERAGE RATE OF EXCHANGE OF EACH MONTH, WHOLE OTHER INCOME, COSTS AND EXPENSES ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

INTEGRATION AND CALCULATION SCHEDULE OF RESULT FROM MONETARY POSITION (1)
(Thousands of Pesos)

ADDENDUM 7

CONSOLIDATED
Final Printout

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIABILITIES	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIABILITIES
JANUARY	1,514,973	4,836,278	3,321,305	0.62	19,902
FEBRUARY	1,501,234	4,727,662	3,226,427	0.59	18,320
MARCH	1,520,030	4,741,560	3,221,530	0.40	12,407
ADJUSTMENT:	0	0	0	0.00	263
CAPITALIZATION:	0	0	0	0.00	(1,761)
FOREIGN COMPANIES:	0	0	0	0.00	0
OTHER	0	0	0	0.00	36
TOTAL					**49,167**

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

BONDS, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS LISTED ON THE STOCK EXCHANGE

ADDENDUM 8 **CONSOLIDATED**
Final Printout

FINANCIAL LIMITATIONS ACCORDING TO BOOK RECORDS FOR THE ISSUE AND/OR SECURITIES
N/A

CURRENT SITUATION OF FINANCIAL LIMITATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

ADDENDUM 9

CONSOLIDATED
Final Printout

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% OF USE
N/A		0	0

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

DIRECT RAW MATERIALS

ADDENDUM 10

CONSOLIDATED
Final Printout

DOMESTIC	MAIN PROVIDERS	IMPORT	MAIN PROVIDERS	NAT SUBST	% TOTAL PRODUCTION COST
N/A					

OBSERVATIONS

SALES DISTRIBUTION BY PRODUCT
ADDENDUM 11
DOMESTIC SALES

CONSOLIDATED
Final Printout

MAIN PRODUCTS OR PRODUCT LINES	TOTAL PRODUCTION		SALES		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		BRANDS	CUSTOMERS
LEASING				125,932			
CONSTRUCTION				17,827			
SERVICES				24,159			
TOTAL				167,918			

OBSERVATIONS

SOME OF THE INCOME FROM LEASING AND CONSTRUCTION WAS BILLED IN US DOLLARS, ALL IN MEXICO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**
CONSOLIDATED
Final Printout

STRUCTURE OF PAID-IN CAPITAL

CHARACTERISTICS OF THE SHARES

	VALUE	CURRENT COUPON	NUMBER OF SHARES				CAPITAL	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL		**0**	**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL SHARES OF PAID-IN CAPITAL AS OF THE DATE THE INFORMATION WAS SENT:
125,540,698

PROPORTION OF SHARES BY:

CPO's 0
T.VINC. 0
ADRS's: 0
GDRS's: 0
ADS's: 10 AD'S PER SHARE
GDS's 0

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	QUARTERLY MARKET PRICE

OBSERVATIONS

Project Information
(Project, Amount Established and Progress Percentage)

ADDENDUM 13 **CONSOLIDATED**
Final Printout

HOUSING PROJECTS.

MERIDA PROJECT.

CALLE DE MERIDA NO. 49
26 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $18,760,000 PESOS INCLUDING: LAND, PRELIMINARY PROJECT, ARCHITECTURAL PROJECT, EXECUTIVE PROJECT, FINANCIAL PLANNING, LICENSES, PERMITS, DEMOLITION AND SITE ADVANCES.
THE PROGRESS PERCENTAGE IS 39%

AMORES PROJECT.

CALLE AMORES NO. 344 AND 356
117 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $31,620,000 PESOS INCLUDING: LAND, EXECUTIVE PROJECT, DEMOLITION, MANAGEMENT, PROGRESS IN LICENSES AND STUDIES.

ARQUIMIDES PROJECT.

CALLE ARQUIMIDES NO. 205
20 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $4,080,000 PESOS INCLUDING: 50% LAND, PROGRESS IN PROJECT, MANAGEMENT, PROGRESS IN LICENSES AND STUDIES.

ALTAMIRANO PROJECT.

CALLE ALTAMIRANO NO. 130
20 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $5,405,000 PESOS INCLUDING: 50% LAND, PROGRESS IN PROJECT, MANAGEMENT, PROGRESS LICENSES AND STUDIES.

INDUSTRIAL PROJECTS

AGAVE PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 226,000 M2 WAS PURCHASED FOR $10,500,000 DOLLARS PLUS INVESTMENT IN CONSTRUCTION 108,000 M2 DISTRIBUTED IN 5 INDUSTRIAL BUILDINGS WITH TOTAL INVESTMENT OF 53,000,000 DOLLARS. WILL BE FULLY DEVELOPED IN 2 TO 3 YEARS. TOTAL PROJECT PROGRESS 35%.

LA HUERTA PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 3.5 HECTARES WAS PURCHASED AND AN INDUSTRIAL BUILDINGS OF 18,000 M2 IS IN CONSTRUCTION WITH TOTAL INVESTMENT OF 8,700,000 DOLLARS. TOTAL PROJECT PROGRESS 20%.

ENCINO PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV

Project Information
(Project, Amount Established and Progress Percentage)

ADDENDUM 13

NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 9.8 HECTARES WAS PURCHASED AND AN INDUSTRIAL BUILDINGS OF 52,000 M2 IS IN CONSTRUCTION WITH TOTAL INVESTMENT OF 26,800,000 DOLLARS. TOTAL PROJECT PROGRESS 20%.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **1** YEAR: **2004**

Transactions in Foreign Currency and Conversion of the Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ADDENDUM 14 **CONSOLIDATED**
Final Printout

THE MAIN TRANSACTIONS IN FOREIGN CURRENCY ARE AS FOLLOWS:

INCOME 13,420 DOLLARS EQUIVALENT TO $150,304 PESOS AND
EXPENSES 6,138 DOLLARS EQUIVALENT TO $69,747 PESOS.

* FIGURES IN THOUSANDS

THE MAIN INCOME TRANSACTIONS CONSIST OF LEASING OF BUILDINGS AND ADMINISTRATIVE SERVICES.

THE EXPENSES CORRESPOND TO CERTAIN LEASING COSTS, ADMINISTRATIVE EXPENSES, FINANCING EXPENSES AND OTHER MINOR EXPENSES

INCOME AND EXPENSES CORRESPOND TO THE TOTAL OF THE TRANSACTIONS CARRIED OUT IN US DOLLARS IN 2004. INCOME FROM LEASING IS POSTED TO THE ACCOUNTS AT THE AVERAGE RATE OF EXCHANGE OF EACH MONTH, WHOLE OTHER INCOME, COSTS AND EXPENSES ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. DATE: 10/12/2004 4:23 PM

GENERAL DATA OF THE ISSUER

CORPORATE NAME:	G. ACCION S.A. DE C.V.
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
INTERNET ADDRESS:	www.accion.com.mx

TAX DATA OF THE ISSUER

COMPANY RFC	GAC970305JP1
TAX ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.

PAYOR

NAME:	MR. JOSE BERNARDO MARTINEZ MONTES DE OCA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-40
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

DATA OF THE EXECUTIVES

BMV POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. PABLO ESCANDON CUSI
ADDRESS:	VASCO DE QUIROGA 3100
NEIGHBORHOOD:	CENTER OF SANTA FE
ZIP CODE:	1210
CITY AND STATE:	MEXICO CITY, F.D.
FAX:	52-92-43-43
TELEPHONE:	52-92-43-43 EXT 1633
E-MAIL:	pabbesc@data.net.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	EXECUTIVE PRESIDENT
NAME:	ENG. LUIS ENRIQUE GUTIERREZ GUAJARDO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-02

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

DATE: 10/12/2004 5:33 PM

FAX:	50-81-08-84
E-MAIL:	lgg@accion.com.mx

BMV POSITION:	DIRECTOR OF FINANCE
POSITION:	DIRECTOR OF FINANCE
NAME:	ENG. HECTOR IBARZABAL GUERRERO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	hig@accion.com.mx

BMV POSITION:	IN CHARGE OF SENDING QUARTERLY INFORMATION
POSITION:	ASSISTANT DIRECTOR OF ADMINISTRATION
NAME:	MR. JOSE BERNARDO MARTINEZ MONTES DE OCA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

BMV POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY INFORMATION
POSITION:	CONSOLIDATION MANAGER
NAME:	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BMV POSITION:	MANAGER OF THE LEGAL DEPARTMENT
POSITION:	ASSISTANT LEGAL DIRECTOR
NAME:	ATTY. IGNACIO CERVANTES TREJO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. ALBERTO SAAVEDRA OLAVARRIETA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

DATE: 10/12/2004 5:33 PM

NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	ASSISTANT LEGAL DIRECTOR
NAME	ATTY. IGNACIO CERVANTES TREJO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	IN CHARGE OF INFORMATION AND INVESTORS
POSITION:	ASSISTANT DIRECTOR FOR THE STOCK EXCHANGE
NAME	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BMV POSITION:	PERSON AUTHORIZED TO SEND INFORMATION VIA EMISNET
POSITION:	CONSOLIDATION MANAGER
NAME	CP. TOMAS RODRIGUEZ OSORIO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	tro@accion.com.mx

BMV POSITION:	PERSON AUTHORIZED TO SEND KEY EVENTS VIA EMISNET
POSITION:	ASSISTANT DIRECTOR FOR THE STOCK EXCHANGE
NAME	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

DECLARATION OF EXECUTIVES OF THE INSTITUTION IN CHARGE OF INFORMATION

THE UNDERSIGNED DECLARE UNDER PENALTY OF PERJURY THAT, IN THE PERFORMANCE OF OUR RESPECTIVE FUNCTIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUER, CONTAINED IN THIS QUARTERLY REPORT WHICH, TO OUR BEST KNOWLEDGE AND UNDERSTANDING REASONABLY REFLECTS ITS SITUATION. FURTHERMORE, WE DECLARE THAT WE HAVE NO KNOWLEDGE OF KEY INFORMATION THAT HAS BEEN OMITTED OR FALSIFIED IN THIS QUARTERLY REPORT OR THAT THE REPORT CONTAINS INFORMATION THAT MAY MISLEAD THE INVESTORS.

MR. BERNARDO MARTINEZ MONTES DE OCA **ASSISTANT DIRECTOR OF ADMINISTRATOR**	**C.P. TOMAS RODRIGUEZ OSORIO** **ASSISTANT CONTROLLER**

MEXICO CITY, F.D., OCTOBER 12, 2004

Second Quarter 2004

Mexico City, July 29, 2004



Daimler Headquarters

G.Accion S.A. de C.V. ("G.Accion" or "The Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results for the second quarter and first half periods, ended June 30, 2004. All figures are stated in accordance with generally accepted accounting principles in Mexico and are in constant Mexican pesos (Ps.) as of June 30, 2004. Due to rounding, some figures and/or percentages may slightly differ.

Highlights

- **G.Accion announced the conclusion of the sale of the industrial portfolio and the office building that were acquired through the strategic alliance that G.Accion formed with The Peabody Group in 1999.**
- **Total revenues** for the first six-month period reached Ps. 2,103 million.
- **EBITDA** for the first six months of 2004 reached Ps. 307 million.
- **Net profit** for the six-month period reached Ps. 62 million.
- **Net interest coverage ratio** reached 2.31x for the first six months ended June 30, 2004 with a debt coverage service (interest + capital) of 1.84x.
- G.Accion's **property portfolio available for leasing** grew 7.3%, to over 7,885 million Sq.Ft., compared to the figure reported for the second quarter of 2003.

Statement from the CEO

Luis Gutierrez Guajardo, G. Accion's CEO stated, "This first half of 2004 has been characterized by the important sale of the industrial portfolio that the Company had created thanks to its alliance with The Peabody Group. This transaction has resulted in, not only the sale of 45% of our assets, but also an important reduction in the Company's debt levels of over 57% and thus has managed to lower the Company's debt leverage levels, creating a simpler structure while maintaining its relationship with Peabody as Accion's largest shareholder.

During the six month period, we were able to consolidate our office portfolio, leasing empty spaces, lowering portfolio vacancy rates by 3%, even though we will not see the effects of the leasing until the end of the year due to grace periods and the different dates for which the leasing contracts were signed. We were also able to keep interest payments, debt payments and operating margin at healthy levels for the Company".

Contacts:

<u>In Mexico:</u>
Jorge Girault Facha
G. Accion ,S.A. de C.V.
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

<u>In New York:</u>
Maria Barona / Peter Majeski
i-advize Corp. Communications
gaccion@i-advize.com
Tel: 212-406-3690



Corporate Office of Sony

Second Quarter 2004 Results

REVENUES

Revenue from leasing activity decreased 4% during the second quarter, reaching Ps. 123 million compared to the Ps. 127 million reported during the second quarter of 2003, mainly due to the expiration of lease contracts with several office tenants.

Revenue from sales reached Ps. 18 million reflecting the sale of the industrial portfolio and the progress in the housing developments.

During the second quarter of 2004, **revenue from services to third parties** reached Ps. 37 million compared to Ps. 32 million reported during the same period of 2003.

For the second quarter of 2004, revenues from the sale of the industrial portfolio, as well as the income from the sale of shares for Ps. 1,758 million were registered. This was a non-recurring operation as the Company has always been focused in the management of assets. This operation was mainly the result of the attractive market conditions. This portfolio was acquired via the Company's strategic alliance with The Peabody Group since 1999.

As a result of the above-mentioned events, **total revenues** reached Ps. 1,935 million versus Ps. 161 million reported for the same quarter of the previous year.

GROSS INCOME

Gross income for the second quarter of 2004 was Ps. 222 million, substantially higher than the Ps. 127 million reported during the same quarter of 2003.

ADMINISTRATIVE EXPENSES

Administrative expenses, including wages and salaries paid to technical and administrative personnel as well as corporate expenses for the Company and its subsidiaries totaled Ps. 23 million, an increase of 53% compared to second quarter 2003 results due principally to extraordinary events associated with the consolidation with Central Parking Systems Mexico.

EBITDA

As a result of the above, EBITDA[1] for the second quarter of 2004 reached Ps.199 million, a substantial increase compared to Ps. 112 million reported for the same quarter of 2003.

DEPRECIATION AND AMORTIZATION

Depreciation expenses increased 42% to Ps. 41 million compared to Ps. 29 million reported during the second quarter of 2003.

Amortization expenses, which account for sales and leasing commissions, reached Ps. 3 million.

INTEGRAL COST OF FINANCING

The integral cost of financing reached Ps. 126 million. Net interest reached Ps. 53 million. The exchange rate loss was Ps. 71 million, which is the result of an accounting effect and does not affect the Company's cash flow.

[1] EBITDA - Income before interest, taxes, depreciation and amortization.



San Martin I / Edomex
Ryder Capital

NET INCOME (LOSS)

As a result of the above, the Company reported a net profit of Ps. 9 million.

First Half Results

REVENUES

Revenue from leasing activity reached 249 million during the first half of 2004, a decrease of 5% compared to the Ps. 261 million reported for the first half of 2003. This result reflects the expiration of lease contracts with several office tenants.

Revenue from sales reached Ps. 36 million, compared to Ps. 5 million registered during the first half of 2003.

During the first half of 2004, **revenue from services to third parties** reached Ps. 61 million, a decline of 34% compared to the Ps. 92 million reported for the same period of 2003. This is due to the fact that at the beginning of 2003, the Company received additional revenue from services to AMB as well as some expense recoveries.

Results for the first half of 2004 reflect a non recurring transaction of Ps. 1,758 million from the sale do the industrial portfolio that was acquired in 1999 via the Company's strategic alliance with The Peabody Group.

As a result of the above-mentioned events, **total revenues** reached Ps. 2,103 million for the six months ended June 30, 2004, versus Ps. 358 million reported for the same period of 2003.

GROSS INCOME

Gross income for the first half of 2004 was Ps. 345 million, an increase of 22%, compared to the Ps. 283 million reported for the first half of 2003.

ADMINISTRATIVE EXPENSES

Administrative expenses for the first six months of 2003 increased 26%, to Ps. 37 million from Ps. 30 million reported for the same period of 2003. This is mainly due to the adjustment in Central Parking System Mexico.

EBITDA

As a result of the above, EBITDA[2] for the first six months ended June 30, 2004 reached Ps. 307 million, an increase of 21% compared to Ps. 254 million reported during the same period of the previous year.

DEPRECIATION AND AMORTIZATION

Depreciation expenses increased 16% to Ps. 69 million compared to Ps. 60 million reported during the same period of 2003.

Amortization expenses, which account for expenses for sales and leasing commissions paid during the life of the contract, increased 4%, reaching Ps. 9 million.

[2] EBITDA - Income before interest, taxes, depreciation and amortization.

INTEGRAL COST OF FINANCING

The integral cost of financing for the first six months of 2004 reached Ps. 119 million. Additionally, these results reflect the recent peso fluctuation, which resulted in an exchange rate loss of Ps. 34 million, the result of an accounting effect that does not affect the Company's cash flow. Net interest reached Ps. 133 million.

NET INCOME

As a result of the above, net income for the first half of 2004 was Ps. 62 million.

PER SHARE INFORMATION

Total number of shares outstanding: 125,540,698
EBITDA per share (6 months): Ps. 2.44
EPS (6 months): Ps. 0.49

CORPORATE EVENTS

- G.Accion announced the sale of the industrial portfolio and an office building formed since July 1999 with The Peabody Group. This sale was signed with Jones Lang LaSalle and institutional clients of LaSalle Investment Management ("LaSalle"), setting yet another record for real estate operations of this type in Mexico. The properties that make up this portfolio were acquired through the strategic alliance that G. Accion formed in July 1999 with Peabody, a real estate fund managed by O´Connor Capital Partners and JP Morgan Chase & Co., specializing in global real estate investments via alliances with local partners. As a result of this transaction, G. Accion cancelled its obligation in the form of debentures with Peabody, thereby reducing the Company's debt level, maintaining a more simplified structure. This portfolio consists of 56 properties located in eleven cities throughout Mexico, totaling over 5.6 million Sq.Ft. of leaseable space, generating over US$30 million in annual net operating income.

- Within G.Accion's strategy, which seeks to allocate institutional investments to different segments of the real estate sector, while taking advantage of the activity present during the last few years in the middle-income housing sector, the Company has begun investing in this sector with Grupo Lar, a Spanish company, specializing in residential developments and who is initiating their operations into the Mexican market together with G.Accion under a 50/50 joint venture, whereby G.Accion obtains a series of benefits, such as payment for services and for reaching pre-defined goals for each project. The strategy is based on seeking local partners with proven experience and talent, to invest in projects within the zones allowable in Mexico City. The local partner contributes 10% of the required investment while G.Accion and Grupo Lar provide the remainder.

PROPERTY PORTFOLIO

As of June 30, 2004, the Company's management portfolio grew 7.3% to 7.8 billion Sq.Ft., from 7.3 billion Sq.Ft. reported on June 30, 2003. This increase reflects the effects of property development. The vacancy rate of the office portfolio is 3%, which is below the market average of 20%. It is important to note that some of the space recently leased has not been occupied by the clients.

The following table provides a breakdown of the Company's property portfolio as of June 30, 2004:

TABLE 1 – PROPERTY PORTFOLIO			
Property / Market	**m²**	**sq. ft.**	**Number of Buildings**
OFFICES			
State of Mexico	2,500	26,910	1
Mexico City	81,503	877,290	7
INDUSTRIAL			
State of Mexico***	107,774	1,160,070	6
Guadalajara ***	130,000	1,400,000	9
Hermosillo	17,467	188,018	1
Ciudad Juarez	96,590	1,039,696	12
Matamoros	9,936	106,950	3
Monterrey	32,180	346,382	3
Queretaro	86,916	935,560	9
Reynosa	50,650	545,192	7
Saltillo	10,425	112,214	1
Tijuana	34,382	370,084	5
Chihuahua	20,251	217,983	1
Torreón	5,970	64,260	1
SHOPPING CENTERS			
Centro Insurgentes**	39,100	420,800	1
La Plaza Oriente	850	9,000	1
Pabellón Altavista	3,300	35,500	1
C.Comercial López Mateos (1)	2,700	29,000	1
TOTAL	**732,495**	**7,884,510**	**70**
LAND RESERVE			
Parque Opción (1st Part)	174 hec	430 acres	
Santa Fe V (Reserve)	17,791 M^2	191,500 SqFt	
Santa Fe VI (Reserve)	4,831 M^2	52,000 SqFt	

Note: Includes properties controlled with AMB.
** G. Accion owns the property and manages 20% of its space.
*** Includes co-investment with AMB. G. Accion manages 10% of these properties.
(1) G. Accion owns 10% and Kimco owns 90%.

TABLE 2 – SUMMARY AS OF 2Q2004 [illegible]			
	2Q 2004*	**2Q 2003**	**Change %**
Total Occupancy Rate	**89%**	**91%**	**(2.2%)**
Total Property Portfolio (M^2)*	**732,495****	**682,850****	**7.3%**
Total Property Portfolio (Sq. Ft.)*	**7,884,510****	**7,350,136****	**7.3%**

* Includes Centro Insurgentes
** In thousands

TABLE 3 – WEIGHTED AVERAGE LEASE TERM	
	June 30, 2004
Office Portfolio	4.17 years
Industrial Portfolio	4.83 years
Total Property Portfolio	4.06 years

DEBT SUMMARY AS OF JUNE 30, 2004

The Company's long-term debt decreased 67% quarter-over-quarter, mainly reflecting the sale of the industrial portfolio. G. Accion's properties are able to service their debt while maintaining an attractive yield.

G.Accion's debt is tied to a specific property and its corresponding lease agreements. During the first six months of 2004, the net interest coverage ratio was 2.32x, reflecting G.Accion's ability to meet its (financial) obligations. As of June 30, 2004, the weighted average cost of all bank debt was 5.4%, taking into account the actual 30-day LIBOR rate.

Table 4 - Debt (Figures as of June 30, 2004)

Institution	Currency	[illegible]
GE Capital	US $	70,435,313
Inverlat	US $	3,293,475
Banorte	US $	8,258,187
Total Debt (US$)		**81,986,975**

Institution	Currency	Principal
Bancomer	Mx. Ps.	16,753,372

Through our strategic partnership with AMB, in which G. Accion has a 10% interest, the following long-term debt financing has been assumed:

GE Capital	US $	16,652,040*

*G. Accion has a 10% stake.

ABOUT THE COMPANY

G. Accion is Mexico's leading real estate company, with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country and industry and international markets, therefore they are subject to change.

CONFERENCE CALL

Friday, July 30, 2004

10:30 am (New York Time)
9:30 am (Mexico Time)

Tel: (888) 857-6932 from the U.S.
Tel: (719) 457-2604 from outside the U.S.

Conference Name: Grupo Accion; **Access Code:** G.Accion

Speakers

Héctor Ibarzábal (CFO and Executive Vice President)

A replay service will be available for 48 hours following the completion of the call.
To access the replay, please dial:
(888) 203-1112 from the U.S
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INCOME STATEMENT

	Second Quarter Ended			Six-Months Ended		
	30-Jun-04 *US$ Thousand**	30-Jun-04 Ps. Thousand	30-Jun-03 Ps. Thousand	30-Jun-04 *US$ Thousand**	30-Jun-04 Ps. Thousand	30-Jun-03 Ps. Thousand
Operating Income						
Leasing revenues	10,783	122,765	127,403	21,852	248,785	261,079
Sale of developed properties	1,558	17,741	1,120	3,125	35,581	5,081
Services to third parties	3,235	36,827	32,131	5,358	61,003	91,767
Sale of Ind. Property and sale of shares	154,398	1,757,825	-	154,398	1,757,825	-
Total Revenues	169,974	**1,935,158**	**160,654**	184,734	**2,103,194**	**357,926**
Costs						
Leasing						
Real estate tax	1,268	14,433	11,839	2,394	27,250	24,066
Maintenance	388	4,415	3,723	525	5,982	9,362
Other	453	5,153	1,194	689	7,839	5,803
Subtotal leasing	2,108	24,000	16,756	3,608	41,072	39,231
Developed property	666	7,579	867	1,751	19,932	2,743
Services to Third Parties	1,482	16,878	16,447	2,894	32,948	32,744
Sale of Ind. Properties	146,221	1,664,724		146,221	1,664,724	
Total Costs	150,477	1,713,181	34,071	154,473	1,758,676	74,718
Gross Income	19,497	**221,977**	**126,584**	30,261	**344,518**	**283,208**
Operating Expenses						
Administrative expenses	2,020	23,003	15,068	3,289	37,443	29,608
Selling expenses	3	36	-	-	36	-
EBITDA	17,474	**198,938**	**111,515**	26,969	**307,040**	**253,600**
Depreciation	3,607	41,064	28,917	6,075	69,167	59,849
Amortization	241	2,746	4,477	820	9,335	8,945
Operating Income	13,626	**155,129**	**78,121**	20,074	**228,538**	**184,807**
Comprehensive Cost of Financing						
Interest Expense	4,952	56,382	71,063	11,990	136,507	143,717
Interest Income	(262)	(2,978)	(770)	(350)	(3,987)	(5,456)
Exchange income, net		71,365	(106,791)		34,332	24,790
Gain on monetary position		1,321	720		(47,880)	(35,250)
	11,075	**126,091**	**(35,778)**	10,450	**118,972**	**127,800**
Other income	540	6,151	1,518	18	201	1,426
Income (loss) before provisions for taxes	2,010	**22,887**	**112,382**	9,606	**109,365**	**55,581**
Provisions:						
Income taxes	0	-	13,571	-	-	16,252
Deferred taxes	1,192	13,575	5,153	3,312	37,704	(8,920)
Asset tax	658	7,496	6,099	1,274	14,500	11,565
Income (loss) before equity in results of	159	**1,815**	**87,558**	5,021	**57,161**	**36,683**
Equity in income(loss) from affiliated compa	257	2,927	2,715	378	4,305	10,232
Net(loss) income applicable to minority stoc	367	4,175	(4,480)	49	564	(6,026)
Net (loss) income	783	**8,917**	**85,793**	5,448	**62,030**	**40,889**

*The exchange rate used for the column in US dollars was Ps. 11.38 per dollar

G.ACCION

BALANCE SHEET

	[illegible]		
	2Q04	2Q04	1Q04
ASSETS	(US$ Thousand	(Ps. Thousand)	(Ps. Thousand)
Current Assets:			
Cash and cash equivalents	24,656	287,244	158,371
Accounts receivable, net	22,141	257,946	192,388
Receivables from related parties	9,477	110,403	90,400
Housing Inventories	15,942	185,728	128,936
Prepaid expenses	1,619	18,864	9,202
Total Current Assets	**73,836**	**860,185**	**579,297**
Fixed Assets			
Investments in shares of affiliated compani	3,677	42,839	37,979
Trusts	1,660	19,342	19,355
Property held for lease, net	140,139	1,632,617	4,252,646
Building and equipment, net	10,835	126,226	140,671
Other assets	9,012	104,990	161,729
Prepaid tax	15,023	175,015	225,691
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Current Liabilities:			
Bank loans and current portfolio of LT debt	4,824	54,749	130,380
Other accounts payable and accrued liabilit	35,660	404,736	221,115
Affiliates	4,606	52,273	39,789
Guaranty deposits	2,200	24,968	45,569
Income tax payable	1,278	14,500	7,004
Deferred tax Payable	9,176	104,144	120,872
Total Current Liabilities	**57,742**	**655,370**	**564,729**
Long-Term Liabilities			
Long-term debt	88,892	1,008,926	3,042,851
Differed income tax	7,331	83,206	53,918
Convertibles Peabody	2,859	32,452	527,942
TOTAL LIABILITIES	**156,824**	**1,779,954**	**4,189,440**
Common stock	5,036	57,154	57,154
Restatement	13,580	154,128	154,235
Additional paid-in capital	89,790	1,019,111	1,019,624
Income (loss) of period	5,465	62,030	53,113
Accumulated income (losses)	(16,723)	(189,808)	(288,902)
Cumulative restatement effect	0	-	149,611
Cumulative deferred income tax	5,924	67,237	67,272
Minority interest	1,005	11,406	15,821
Effects of exchange rate conversion*	(6,719)		
TOTAL STOCKHOLDERS' EQUITY	**97,357**	**1,181,258**	**1,227,928**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUI	[illegible]	[illegible]	[illegible]

*Exchange rate used for assets US$ 1.00 = Ps. 11.65

Exchange rate used for liabilities US$ 1.00 = Ps. 11.35

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
TO JUNE 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,961,214**	**100**	**4,919,806**	**100**
2	**CURRENT ASSETS**	860,185	29	330,306	7
3	CASH AND TEMPORARY INVESTMENTS	287,244	10	152,041	3
4	CUSTOMERS AND ACCOUNTS RECEIVABLE (NET)	257,946	9	38,224	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	110,403	4	118,247	2
6		185,728	6	0	0
7	OTHER ASSETS	18,864	1	21,794	0
8	**LONG TERM**	62,181	2	28,968	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENTS IN SHARES OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	62,181	2	28,968	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTIES, PLANT AND EQUIPMENT (NET)**	1,758,843	59	4,233,459	86
13	PROPERTIES	2,463,530	83	5,074,441	103
14	MACHINERY AND EQUIPMENT	147,990	5	120,299	2
15	OTHER EQUIPMENT	0	0	0	0
16	ACCRUED DEPRECIATION	876,809	30	981,650	20
17	CONSTRUCTIONS IN	24,132	1	20,369	0
18	**DEFERRED ASSETS (NET)**	280,005	9	327,073	7
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	**1,779,954**	**100**	**3,666,726**	**100**
21	**CURRENT LIABILITIES**	700,744	39	259,105	7
22	PROVIDERS	45,382	3	23,357	1
23	BANK CREDITS	54,749	3	108,984	3
24	STOCK EXCHANGE CREDITS	0	0	0	0
25	TAXES PAYABLE	14,500	1	0	0
26	OTHER LIABILITIES	586,113	33	126,764	3
27	**LONG-TERM LIABILITIES**	996,002	56	3,362,098	92
28	BANK CREDITS	996,002	56	2,838,322	77
29	STOCK EXCHANGE CREDITS	0	0	0	0
30	OTHER CREDITS	0	0	523,776	14
31	**DEFERRED CREDITS**	83,208	5	0	0
32	**OTHER LIABILITIES**	0	0	45,523	1
33	**BOOK CAPITAL**	**1,181,260**	**100**	**1,253,080**	**100**
34	**MINORITY INTEREST**	11,408	1	56,970	5
35	**MAJORITY BOOK CAPITAL**	1,169,852	99	1,196,110	95
36	CAPITAL CONTRIBUTED	1,230,393	104	1,177,823	94
37	CAPITAL PAID IN	57,154	5	57,154	5
38	CAPITAL ADJUSTMENT	154,128	13	145,101	12
39	PREMIUM FROM SALES OF	1,019,111	86	975,568	78
40	CONTRIBUTIONS FOR FUTURE INCREASES OF	0	0	0	0
41	**CAPITAL GAINED (LOST)**	(60,541)	(5)	18,287	1
42	ACCRUED RESULTS AND RESERVE FOR	(248,224)	(21)	(264,676)	(21)
43	RESERVE FOR REPURCHASE OF	125,653	11	100,643	8
44	EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL	0	0	143,147	11
45	**NET RESULT OF THE PERIOD**	62,030	5	39,173	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
3	**CASH AND TEMPORARY INVESTMENTS**	**287,244**	**100**	**152,041**	**100**
46	CASH	74,147	26	87,459	58
47	INVESTMENTS	213,097	74	64,582	42
18	**DEFERRED CHARGES**	**280,005**	**100**	**327,073**	**100**
48	AMORTIZABLE EXPENSES	104,990	37	169,144	52
49	COMMERCIAL CREDIT	0	0	0	0
50	DEFERRED TAXES	175,015	63	157,671	48
51	OTHER	0	0	258	0
21	**CURRENT LIABILITIES**	**700,744**	**100**	**259,105**	**100**
52	LIABILITIES IN CURRENCY	363,821	52	203,884	79
53	LIABILITIES IN CURRENCY	336,923	48	55,221	21
24	**SHORT-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM PROMISSORY NOTE	0	0	0	0
56	CURRENT PORTION OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**586,113**	**100**	**126,764**	**100**
57	OTHER CURRENT LIABILITIES WITH	149,518	26	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	436,595	74	126,764	100
27	**LONG-TERM LIABILITIES**	**996,002**	**100**	**3,362,098**	**100**
59	LIABILITIES IN CURRENCY	924,499	93	3,301,372	98
60	LIABILITIES IN CURRENCY	71,503	7	60,726	2
29	**LONG-TERM STOCK EXCHANGE CREDITS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM-TERM PROMISSORY NOTES		0	0	0
30	**OTHER CREDITS**	**0**	**100**	**523,776**	**100**
63	OTHER CREDITS WITH		0	494,772	94
	OTHER CREDITS WITHOUT		0	29,004	6
31	**DEFERRED CREDITS**	**83,208**	**100**	**0**	**100**
65	COMMERCIAL CREDIT	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHER	83,208	100	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**45,523**	**100**
68	RESERVES		0	0	0
69	OTHER LIABILITIES		0	45,523	100
44	**EXCESS (SHORTAGE) IN THE ADJUSTMENT OF BOOK CAPITAL**	**0**	**100**	**143,147**	**100**
70	ACCRUED RESULT BY POSITION	0	0	78,334	55
71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	64,813	45

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
72	WORKING CAPITAL	159,441	71,201
73	FUND FOR PENSIONS AND PREMIUM OF	0	402
74	NUMBER OF EXECUTIVES	0	6
75	NUMBER OF EMPLOYEES	0	68
76	NUMBER OF WORKERS (*)	0	0
77	NUMBER OF OUTSTANDING SHARES	125,540,698	125,540,698
78	NUMBER OF SHARES REPURCHASED	0	0

(*) DATA IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO JUNE 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2.103.194**	**100**	**342.907**	**100**
2	COST OF	1.758.676	84	71.583	21
3	**GROSS RESULT**	**344.518**	**16**	**271.324**	**79**
4	EXPENSES OF	115.961	6	94.272	27
5	**OPERATING RESULT**	**228.537**	**11**	**177.052**	**52**
6	INTEGRAL FINANCING COST	118.972	6	122.438	36
7	**RESULT AFTER INTEGRAL FINANCING COST**	**109.565**	**5**	**54.614**	**16**
8	OTHER FINANCIAL TRANSACTIONS	200	0	1.367	0
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**109.365**	**5**	**53247**	**16**
10	PROVISION FOR TAXES AND	52.204	2	18.104	5
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**57.161**	**3**	**35.143**	**10**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	4.305	0	9.803	3
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**61.466**	**3**	**44.946**	**13**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**61.486**	**3**	**44.946**	**13**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**61.466**	**3**	**44.946**	**13**
19	MINORITY INTEREST	(564)		5.773	2
20	**NET MAJORITY RESULT**	**62.030**	**3**	**39.173**	**11**

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,103,194**	**100**	**342,907**	**100**
21	DOMESTIC	2,103,194	100	342,907	100
22	FOREIGN	0	0	0	0
23	CONVERSION TO DOLLARS	182,886	9	28,136	8
6	**INTEGRAL FINANCING COST**	**118,972**	**100**	**122,438**	**100**
24	INTEREST PAID	136,507	115	137,686	112
25	EXCHANGE LOSS	34,332	29	56,802	46
26	INTEREST GAINED	3,987	3	5,227	4
27	EXCHANGE GAIN	0	0	33,052	27
28	RESULT BY POSITION	(47,880)	(40)	(33,771)	(28)
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**200**	**100**	**1,367**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	200	100	1,367	100
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENTS	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**52,204**	**100**	**18,104**	**100**
32	INCOME TAX	14,500	28	26,650	147
33	DEFERRED INCOME TAX	37,704	72	(8,546)	(47)
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF INCOME **CONSOLIDATED**
OTHER INCOME ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
36	TOTAL SALES	2,103,195	342,908
37	TAX RESULT OF	0	0
38	NET SALES (**)	2,593,763	654,854
39	OPERATING RESULT	347,997	346,369
40	NET MAJORITY RESULT (**)	(154,803)	15,034
41	NET RESULT (**)	(129,783)	14,719

(**) INFORMATION OF THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
FROM APRIL 1 TO JUNE 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,935,158**	**100**	**153,912**	**100**
2	COST OF	1,713,181	89	32,642	21
3	**GROSS RESULT**	**221,977**	**11**	**121,270**	**79**
4	EXPENSES OF	66,849	3	46,428	30
5	**OPERATING RESULT**	**155,128**	**8**	**74,842**	**49**
6	INTEGRAL FINANCING COST	126,090	7	(34,278)	(22)
7	**RESULT AFTER INTEGRAL FINANCING COST**	**29,038**	**2**	**109,120**	**71**
8	OTHER FINANCIAL TRANSACTIONS	6,151	0	1,455	1
9	**RESULT BEFORE TAXES AND PROFIT SHARING**	**22,887**	**1**	**107,665**	**70**
10	PROVISION FOR TAXES AND	21,071	1	23,782	15
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**1,816**	**0**	**83,883**	**55**
12	PROFIT SHARING OF AND NON-CONSOLIDATED ASSOCIATES	2,927	0	2,601	2
13	**NET RESULT FROM CONTINUOUS OPERATIONS**	**4,743**	**0**	**86,484**	**56**
14	RESULT FROM OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ITEMS**	**4,743**	**0**	**86,484**	**56**
16	EXTRAORDINARY ITEMS, INCOME (EXPENSE)	0	0	0	0
17	EFFECT AT THE BEGINNING OF THE PERIOD FROM CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**4,743**	**0**	**86,484**	**56**
19	MINORITY INTEREST	(4,174)		4,292	3
20	**NET MAJORITY RESULT**	**8,917**		**82,192**	**53**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

QUARTERLY STATEMENT OF INCOME **CONSOLIDATED**
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR		QUARTER, PRIOR YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,935,158**	**100**	**153,912**	**100**
21	DOMESTIC	1,935,158	100	153,912	100
22	FOREIGN			0	0
23	CONVERSION TO DOLLARS	168,274	9	12,474	8
6	**INTEGRAL FINANCING COST**	**126,090**	**100**	**(34,278)**	**100**
24	INTEREST PAID	56,382	45	68,081	199
25	EXCHANGE LOSS	71,365	57	(108,734)	(317)
26	INTEREST GAINED	2,978	2	738	2
27	EXCHANGE GAIN	0	0	(6,423)	(19)
28	RESULT BY POSITION	1,321	1	690	2
42	LOSS FROM UDI'S ADJUSTMENT	0	0	0	0
43	GAIN FROM UDI'S ADJUSTMENT	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**6,151**	**100**	**1,455**	**100**
29	OTHER EXPENSES AND (PROCEEDS)	6,151	100	1,455	100
30	LOSS (PROFIT) FROM SALES OF SHARES	0	0	0	0
31	LOSS (PROFIT) FROM SALES OF TEMPORARY INVESTMENT	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**21,071**	**100**	**23,782**	**100**
32	INCOME TAX	7,496	36	18,845	79
33	DEFERRED INCOME TAX	13,575	64	4,937	21
34	PROFIT SHARING	0	0	0	0
35	DEFERRED PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF CHANGES IN FINANCIAL POSITION **CONSOLIDATED**
FROM JANUARY 1 TO JUNE 30, 2004 AND 2003
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
1	**NET RESULT**	**61,466**	**44,946**
2	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES	146,233	50,771
3	**CASH FLOW ARISING FROM THE NET RESULT OF THE PERIOD**	**207,699**	**95,717**
4	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL	84,864	29,254
5	**RESOURCES GENERATED (USED) BY OPERATIONS**	**292,563**	**124,971**
6	CASH FLOW ARISING FROM THIRD-PARTY FINANCING	(2,271,564)	362,394
7	CASH FLOW ARISING FROM OWN FINANCING	0	0
8	**RESOURCES GENERATED (USED) BY FINANCING**	**(2,271,564)**	**362,394**
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**2,045,706**	**(447,684)**
10	NET INCREASE (DECREASE) IN CASH TEMPORARY INVESTMENTS	66,705	39,681
11	CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE PERIOD	220,539	112,360
12	CASH AND TEMPORARY INVESTMENTS AT THE END OF THE PERIOD	287,244	152,041

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

STATEMENT OF CHANGES IN FINANCIAL POSITION CONSOLIDATED
BREAKDOWN OF THE MAIN ITEMS
(Thousands of Pesos) Final Printout

REF	ITEM	QUARTER, CURRENT YEAR	QUARTER, PRIOR YEAR
		Amount	Amount
2	**+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE OF RESOURCES**	**146,233**	**50,771**
13	+ DEPRECIATION AND AMORTIZATION OF THE	78,502	65,907
14	+ (-) NET INCREASE (DECREASE) IN REVALUATION FOR AND SENIORITY PREMIUM	0	(3)
15	+(-) NET LOSS (GAIN) IN	34,332	23,750
16	+(-) NET LOSS (GAIN) BY LIABILITIES AND ASSETS ADJUSTMENT	0	(33,771)
17	+(-) OTHER ITEMS	564	(5,112)
40	+ (-) ITEMS APPLIED TO RESULTS NOT REQUIRING THE USE	32,835	0
4	**CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL**	**84,864**	**29,254**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	(4,119)
19	+(-) DECREASE (INCREASE) IN	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(195,119)	27,528
21	+(-) INCREASE (DECREASE) IN	168,819	(11,648)
22	+(-) INCREASE (DECREASE) IN OTHER	111,164	17,493
6	**CASH FLOW ARISING FROM THIRD-PARTY FINANCING**	**(2,271,564)**	**362,394**
23	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ TIME, BANK AND STOCK EXCHANGE FINANCING	0	318,396
25	+ DIVIDENDS	0	0
26	+ OTHER	12,922	98,390
27	(-) AMORTIZATION OF FINANCING	(2,284,486)	(33,192)
28	(-) AMORTIZATION OF FINANCING	0	0
29	(-) AMORTIZATION OF OTHER	0	(21,200)
7	**CASH FLOW ARISING FROM OWN FINANCING**	**0**	**0**
30	+(-) INCREASE (DECREASE) IN SOCIAL		0
31	(-) DIVIDENDS PAID		0
32	+ PREMIUM FOR SALES OF		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**RESOURCES GENERATED (USED) BY INVESTMENT ACTIVITIES**	**2,045,706**	**(447,684)**
34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
35	(-) ACQUISITION OF PROPERTIES, PLANT AND	0	(447,684)
36	(-) INCREASE IN CONSTRUCTIONS IN	(185,728)	0
37	+ SALES OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALES OF FIXED ASSETS	2,231,434	0
39	+(-) OTHER ITEMS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION **Final Printout**

REF	ITEM	QUARTER CURRENT YEAR		QUARTER PRIOR YEAR	
	YIELD				
1	NET RESULT TO NET SALES	2.92	%	13.11	%
2	NET RESULT TO BOOK CAPITAL (**)	(13.23)	%	1.26	%
3	NET RESULT TO TOTAL ASSETS (**)	(4.38)	%	0.30	%
4	CASH DIVIDENDS TO NET RESULT OF PRIOR PERIOD	0.00	%	0.00	%
5	RESULT FROM MONETARY POSITION TO NET RESULT	77.90	%	75.14	%
	ACTIVITY				
6	NET SALES TO TOTAL ASSETS (**)	0.88	times	0.13	times
7	NET SALES TO FIXED ASSETS (**)	1.47	times	0.15	times
8	INVENTORY TURNOVER	0.08	times	0.00	times
9	DAYS OF SALES RECEIVABLE	19	days	17	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.15	%	9.16	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.11	%	74.53	%
12	TOTAL LIABILITIES TO BOOK CAPITAL	1.51	times	2.93	times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	72.38	%	95.60	%
14	LONG TERM LIABILITIES TO FIXED ASSETS	56.63	%	79.42	%
15	OPERATING RESULT TO INTEREST PAID	1.67	times	1.29	times
16	NET SALES TO TOTAL LIABILITIES	1.46	times	0.18	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.23	times	1.27	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT	0.96	times	1.27	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.48	times	0.09	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.99	%	58.68	%
	STATEMENT OF CHANGES				
21	CASH FLOW ARISING FROM NET RESULT TO NET	9.88	%	27.91	%
22	CASH FLOW ARISING FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.04	%	8.53	%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTEREST PAID	2.14	times	0.91	times
24	THIRD PARTY FINANCING TO RESOURCES (USED) BY FINANCING	100.00	%	100.00	%
25	OWN FINANCING TO RESOURCES (USED) BY FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTIES, PLANTS AND EQUIPMENT TO RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITY	0.00	%	100.00	%

(**) INFORMATION OF THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

FIGURES PER SHARE
CONSOLIDATED INFORMATION

Final Printout

REF	ITEM	QUARTER, CURRENT YEAR Amount		QUARTER, PRIOR YEAR Amount	
1	BASIC EARNINGS PER COMMON SHARE (**)	$ .66		$ .12	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$ .00		$ .00	
3	DILUTED EARNINGS PER SHARE (**)	$ .00		$ .00	
4	CONTINUED OPERATING EARNINGS PER COMMON SHARE (COECS) (**)	$ .66		$ .12	
5	EFFECT OF DISCONTINUED OPERATIONS ON COECS (**)	$ .00		$ .00	
6	EFFECT OF WINDFALL PROFIT ON COECS (**)	$ .00		$ .00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN COECS (**)	$ .00		$ .00	
8	BOOK VALUE PER SHARE	$ 9.32		$ 9.53	
9	ACCRUED CASH DIVIDEND PER SHARE	$ .00		$ .00	
10	STOCK DIVIDEND PER SHARE	.00	shares	.00	shares
11	MARKET PRICE (LAST QUOTE) AT BOOK VALUE	.52	times	.52	times
12	MARKET PRICE (LAST QUOTE) AT BASIC PER COMMON SHARE	42.64	times	42.64	times
13	MARKET PRICE (LAST QUOTE) AT BASIC PER PREFERRED SHARE	.00	times	.00	times

(**) INFORMATION OF THE LAST TWELVE MONTHS

COMMENTS AND ANALYSIS OF THE MANAGEMENT

CONCERNING THE OPERATING RESULTS AND FINANCIAL POSITION OF THE COMPANY

This first half of 2004 has been marked by the significant sale of the industrial portfolio created by the company thanks to the association with The Peabody Group. The sale produced a result that not only 45% of our total assets were sold, while we continue managing them, but also a significant reduction in the debt of the company by more than 57%, succeeding in reducing the company's leverage level, maintaining a simple structure while keeping its relationship with Peabody as its most important shareholder.

During this first half, we were able to consolidate the portfolio of offices, renting the empty spaces, lowering the vacant spaces to 3% of the portfolio, even though the effect of the rent will not be seen until the end of the year, due to the periods of grace and the different signing dates of the lease contracts. On the other hand, we were able to maintain the ratios concerning the payment of interest, service of the debt and operating margin at healthy levels for the company."

CORPORATE EVENTS

"G. Acción announces the sale of the industrial portfolio, as well as the sale of an office building, formed since July 1999 with The Peabody Group. This sale was carried out with Jones Lang LaSalle and institutional clients of LaSalle Investment Management ("LaSalle"), thus marking a new record concerning the real estate operations of this nature in Mexico. The properties making up this portfolio were purchased thanks to the strategic association formed by the company in July 1999 with Peabody, real estate fund administered by O'Connor Capital Partners and JP Morgan Chase & Co., specialized in real estate investment around the world, through alliances with local partners. As a result of this transaction, G. Acción paid its bond debt with Peabody, thus lowering the leverage of the Company and maintaining a simpler structure. The portfolio in question consists of 56 properties distributed in 11 cities of the country, totaling more than 500 thousand rentable square meters and generating more than US$30 million in net annual operating cash flow.

"As part of the strategy of G. Acción, in which we are all trying to channel institutional money to various sectors of the real estate sector, and taking advantage of the activity carried out in recent years in the half-residential housing sector, the company started investments in the half-housing sector with Grupo Lar, a Spanish company specialized in residential developments, which is starting its incursion into the Mexican market together with G. Acción, in a 50/50 association, in which the company obtains a series of benefits, such as payment of fees for services and for reaching a pre-established yield for each project. The strategy is based on seeking local partners who have proven experience and talent to invest in projects in the zones allowed in Mexico City, where the local partner contributes up to 10% of the investment required and G. Acción and Grupo Lar contribute the rest.

MAIN ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE COMPANIES ARE IN LINE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES, MAINLY IN THE DETERMINATION OF THE USE VALUE OF THE PROPERTIES, AND USE CERTAIN PREMISES TO DETERMINE THE VALUATION OF CERTAIN INDIVIDUAL ITEMS ON THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED THEREIN. EVEN THOUGH IT MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT CONSIDERS THAT THE ESTIMATES AND PREMISES USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE MAIN ACCOUNTING POLICIES OF THE COMPANY IS GIVEN BELOW:

RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION. THE CONSOLIDATED FINANCIAL STATEMENTS ACKNOWLEDGE THE EFFECTS OF INFLATION ACCORDING TO BULLETIN B-10. ALL FINANCIAL STATEMENTS AND THEIR RESPECTIVE NOTES ARE PRESENTED IN CONSTANT PESOS AT MARCH 31, 2004, TO MAKE THEM COMPARABLE WITH THE LATEST GENERAL BALANCE SHEET PRESENTED, SO THAT THE FIGURES OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THE CORRESPONDING YEAR. CONSEQUENTLY, THE FIGURES OF THE FINANCIAL STATEMENTS ARE COMPARABLE BETWEEN THEM AND WITH THE PRIOR YEAR, SINCE THEY ARE ALL EXPRESSED IN THE SAME CURRENCY. THE FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (INPC) PUBLISHED BY THE BANK OF MEXICO, WERE APPLIED TO RE-EXPRESS THE FINANCIAL STATEMENTS IN CONSTANT PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF PURCHASING POWER OF THE CLOSING CURRENCY, THE FOLLOWING PROCEDURE WAS USED:

IN THE BALANCE SHEET:

THE PROPERTIES EARMARKED FOR SALE, NET OF DEPRECIATION, WERE ADJUSTED UNTIL DECEMBER 31, 1999, WITH FACTORS ARISING FROM INPC, FROM THEIR ACQUISITION OR CONSTRUCTION DATE. THESE PROPERTIES WERE VALUED AT THEIR ESTIMATED SALE VALUE, AND STARTING JANUARY 1, 2000, ARE CONSIDERED A MONETARY ITEM AND ARE NOT LIABLE TO BE ADJUSTED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATES IS VALUED BY THE EQUITY METHOD, AND IS ADJUSTED BASED ON THE ADJUSTED FINANCIAL STATEMENTS OF THE ASSOCIATES. THE OTHER PERMANENT INVESTMENTS IN WHICH THERE IS NO SIGNIFICANT INFLUENCE ARE POSTED AT ACQUISITION COST AND ARE ADJUSTED BY THE INPC.
PROPERTIES EARMARKED FOR LEASE AND LANDS, FURNITURE AND EQUIPMENT, THE OTHER ASSETS AND COMMERCIAL CREDIT, ARE POSTED AT CONSTRUCTION OR ACQUISITION COST, AND ARE ADJUSTED BY FACTORS ARISING FROM THE INPC UNTIL THE CLOSE OF THE LAST FISCAL YEAR; THEIR DEPRECIATION AND AMORTIZATION IS CALCULATED ACCORDING TO THE ESTIMATED USEFUL LIFE OF THE ASSETS OVER THE ADJUSTMENT VALUE OR TERM IN WHICH IT IS EXPECTED TO OBTAIN PROFIT FROM THE INVESTMENT.

THE CAPITAL CONTRIBUTED AND GAINED IS ADJUSTED BY FACTORS ARISING FROM INPC, FROM THE CONTRIBUTION OR GENERATION DATE, TO MARCH 31, 2004.

IN THE STATEMENT OF INCOME:

THE INCOME, COSTS AND EXPENSES ARE ADJUSTED FROM THE MONTH THEY OCCUR UNTIL MARCH 31, 2004, BASED ON FACTORS ARISING FROM THE INPC.

THE RESULT FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF INFLATION OVER THE PURCHASING POWER OF THE MONETARY ITEMS, IS DETERMINED BY APPLYING TO THE NET ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH, THE INFLATION FACTOR ARISING FROM INPC, AND ADJUSTING AT MARCH 31, 2004 BY THE CORRESPONDING FACTOR. THE PROFIT IS THE RESULT OF MAINTAINING A NET LIABILITY MONETARY POSITION AND THE LOSS, IS THE RESULT OF MAINTAINING A NET ASSET MONETARY POSITION.

FINANCIAL INSTRUMENTS – BULLETIN C-2 “FINANCIAL INSTRUMENTS” REQUIRES THE RECORDING AS ASSETS AND LIABILITIES OF ALL THE EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED. AT MARCH 31, 2004, THERE WERE NO MODIFICATIONS IN THE FINANCIAL POSITION OF THE COMPANY AS A RESULT OF THE APPLICATION OF THIS BULLETIN.

CASH, REALIZABLE SECURITIES, AND RESTRICTED FUNDS- THE REALIZABLE SECURITIES ARE MAINLY REPRESENTED BY SHORT TERM INVESTMENTS VALUED AT MARKET VALUE (COST PLUS ACCRUED YIELD). RESTRICTED FUNDS MAINLY INCLUDE DEPOSITS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL THEY ARE APPLIED BY THIS INSTITUTION TO THE SERVICE OF THE CORRESPONDING DEBT, OR TO THE CREATION OF RESERVES FOR VARIOUS PURPOSES RELATED WITH THE PROPERTIES, WHICH MAY BE USED BY THE COMPANY ONLY THROUGH GE CAPITAL.

OTHER ASSETS- THE OTHER ASSETS ARE MAINLY REPRESENTED BY COSTS INCURRED AT THE BEGINNING OF THE LEASES, AS IS THE CASE OF THE COMMISSIONS PAID TO REAL ESTATE BROKERS (INITIAL LEASE COST). THE INITIAL LEASE COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASES.

INCOME TAX AND EMPLOYEE PROFIT SHARING- THE COMPANY CALCULATES AND POSTS INCOME TAX (“ISR”), ASSET TAX (“IMPAC”) AND THE WORKERS PROFIT SHARING (“PTU”) BASED ON CURRENT TAX LEGISLATION AND BULLETIN D-4 “ACCOUNTING TREATMENT OF INCOME TAX, ASSET TAX AND WORKERS PROFIT SHARING,” WHICH WAS ENACTED ON JANUARY 1, 2000 AND REQUIRES THE KNOWLEDGE OF LIABILITIES AND ASSETS DUE TO DEFERRED TAXES, FOR ALL TEMPORARY DIFFERENCES APPEARING BETWEEN BOOK BALANCES AND THE TAX BALANCES OF THE ASSETS AND LIABILITIES. THE EFFECT OF ADOPTING THIS BULLETIN WAS DIRECTLY APPLIED TO THE INVESTMENT OF THE SHAREHOLDERS, AS ESTABLISHED IN SAID DECISION.

THE BALANCE OF DEFERRED TAXES FOR ISR IS CALCULATED CONSIDERING ALL TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. TO DETERMINE THE BALANCE OF THE DEFERRED TAX FOR PTU, ONLY TEMPORARY DIFFERENCES ARISING IN THE CONCILIATION BETWEEN THE NET PROFIT OF THE PERIOD AND THE TAXABLE PROFIT FOR PTU IS TAKEN INTO CONSIDERATION, WHICH IS EXPECTED TO BE REINVESTED WITHIN A DETERMINED PERIOD. AT DECEMBER 31, 2003, THERE ARE NO TEMPORARY DIFFERENCES REVERSED FOR PTU PURPOSES.

THE DEFERRED TAX APPLICABLE TO THE RESULTS OF THE PERIOD IS DETERMINED BY COMPARING THE INITIAL AND FINAL BALANCE OF THE DEFERRED TAXES.

LABOR OBLIGATIONS- SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCION, S.A. DE C.V.,

SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES OF THE GROUP, HAVE LABOR OBLIGATIONS FOR SENIORITY PREMIUMS, AS ESTABLISHED IN THE FEDERAL LABOR LAW.

THE POLICY OF THE COMPANIES IS TO CREATE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM LIABILITY FOR SENIORITY PREMIUM THAT, DUE TO THE LIMITED PERSONNEL OF THE COMPANY, IS CONSIDERED BY MANAGEMENT NOT TO SUBSTANTIALLY DIFFER FROM THE LIABILITY THAT WOULD BE OBTAINED FROM AN ACTUARIAL CALCULATION.

SEVERANCE INDEMNITIES PAID ARE CHARGED TO RESULTS WHEN THEY ARE MADE.

AT MARCH 31, 2004 AND 2003, THE SENIORITY PREMIUM RESERVE TOTALS $440 AND $419, RESPECTIVELY.

SECURITY DEPOSITS- THEY CONSIST MAINLY OF THE DEPOSITS OF THE LESSEES IN U.S. DOLLARS, TO GUARANTEE TIMELY PAYMENT OF RENT IN THE PREMISES OWNED BY THE COMPANIES, WHICH AMOUNTS ARE ONE TO TWO MONTHS OF RENT, ACCORDING TO THE CURRENT CONTRACTS.

RECOGNITION OF INCOME AND COSTS- INCOME AND COSTS FOR LEASES ARE RECOGNIZED AS THE RENT ACCRUES AND THE COSTS ARE INCURRED, RESPECTIVELY.

INCOME AND COSTS FROM SALES OF PROPERTIES ARE RECOGNIZED BY THE METHOD OF ECONOMIC PROGRESS OF THE SITE, OR FROM THE DATE THE PURCHASE AND SALE CONTRACTS ARE SIGNED AND CERTAIN REQUISITES ARE MET. FURTHERMORE, THE ASSIGNMENT OF COMMON COSTS IS POSTED CONSIDERING THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES BASICALLY CONSIST OF INCOME RELATED TO PARKING, CONSULTING SERVICES AND CONSTRUCTION SUPERVISION, WHICH ARE POSTED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL FINANCING RESULT- THE INTEGRAL FINANCING RESULT INCLUDES ALL ITEMS OR FINANCIAL EXPENSES, AS WELL AS INTEREST, EXCHANGE RESULTS AND MONETARY POSITION, AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED AT THE RATE OF EXCHANGE VALID AT MARCH 31, 2004, AFFECTING THE RESULTS AS PART OF THE INTEGRAL FINANCING RESULT.

(LOSS) PROFIT PER SHARE- THE (LOSS) PROFIT PER SHARE OF EACH PERIOD HAS BEEN CALCULATED BY DIVIDING THE NET MAJORITY PROFIT BY THE WEIGHTED AVERAGE OF THE OUTSTANDING SHARES IN EACH PERIOD.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3

CONSOLIDATED
Final Printout

NAME OF THE COMPANY (1)		MAIN ACTIVITY	No. OF SHARES	% of HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
SUBSIDIARIES						
1	SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	SERVICE COMPANY	9,990	99.90	9,990	(4,323)
2	SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V.	SERVICE COMPANY	49,999	99.90	50	33,031
3	INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	(22,872)
4	CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	18,503,500	99.99	18,504	23,416
5	INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	52,558,229	99.99	53,979	275,919
6	INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	77,965,190	99.99	100,740	283,176
7	GACCION COMERCIAL 1, S. DE R.L. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	49	49
8	OPCION JAMANTAB, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,834,839	99.99	19,681	38,974
9	CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	42,234,211	99.99	70,198	250,207
10	MONTES URALES III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	22,230,384	89.29	36,899	25,898
11	OPCION SANTA FE III, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	72,389,521	99.99	77,058	240,072
12	OPCION LA FE, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	30,194,000	99.99	30,194	117,685
13	PROYECTO COMERCIAL ACCION, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,437,063	99.99	6,437	(25,676)
14	INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	42,705
15	PLAZA OPCION LOS NOGALES, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	38,504,279	99.89	38,504	89,548
16	GACCION INDUSTRIAL 1, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	50	49
17	RECINTO GRUPO INMOBILIARIA, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	11,552,000	99.99	19,524	36,985
18	GA-HS, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1,423,255	92.50	1,423	6,239

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

ADDENDUM 3

PAGE 2
CONSOLIDATED
Final Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% OF HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
19	GACCION VIVIENDA I, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	1,287,000	90.00	1,287	405
20	GACCION VIVIENDA II, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	1,080,000	90.00	1,080	508
21	GACCION VIVIENDA III, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	49,999	99.99	49	(22)
22	GACCION VIVIENDA IV, S DE RL DE CV	PROPERTY PURCHASE AND SALE AND LEASING	3,060,000	90.00	3,060	2,078
23	SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	SERVICE COMPANY	17,000	99.99	17	110
24	GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	6,577,569	99.86	6,578	6,137
25	CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	PARKING LOT OPERATOR	25,000	50.00	25	8,299
26	OTHER SUBSIDIARIES (4) (NO. OF SUBS.:)		1	0.00	0	0
TOTAL INVESTMENTS IN SUBSIDIARIES					**495,476**	**1,428,597**
AFFILIATES						
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	PROPERTY PURCHASE AND SALE AND LEASING	3,378,176	6.70	14,274	250
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	PROPERTY PURCHASE AND SALE AND LEASING	10,802,441	37.09	11,757	1,000
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	REAL ESTATE AGENTS	25,000	50.00	25	24,698
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	SERVICE COMPANY	25,000	50.00	25	25
5	INMOBILIARIA BEGUT, S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	2,500	50.00	2,229	2,840
6	AMB-ACCION SAN MARTIN OBISPO I, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	855	6,754
7	AMB-ACCION CENTRO LOGISTICO PARQUE 1, S DE RL CV	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1,501	(4,641)
8	AMB-ACCION SAN MARTIN OBISPO II, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	8,774	11,597
9	AMB-ACCION ALMACEN, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	2

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

LIST OF INVESTMENTS IN SHARES

PAGE 3

ADDENDUM 3 **CONSOLIDATED**
Final Printout

	NAME OF THE COMPANY (1)	MAIN ACTIVITY	No. OF SHARES	% OF HOLDING (2)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	VALOR ACTUAL (3)
10	AMC-ACCION YUCCA, S. DE RL. C.V.	PROPERTY PURCHASE AND SALE AND LEASING	1	10.00	1	2
11	INMOBILIARIA BEGUT S.A. DE C.V.	PROPERTY PURCHASE AND SALE AND LEASING	2,500,000	50.00	2,500	311
12	OTHER INVESTMENTS	PROPERTY PURCHASE AND SALE AND LEASING	3,223,666	1.00	19,342	19,343
			0	0.00	0	0
TOTAL INVESTMENTS IN AFFILIATES					**61,284**	**62,181**
OTHER PERMANENT INVESTMENTS						
TOTAL						**1,490,778**

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA DE MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2004**

Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) — Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) — Time Interval					
BANKS			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
UNSECURED																
HSBC BANK MEXICO, S.A.	10/07//2007	11.01	4,457	58,750	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A.	02/18/2004	9.65	15,265	12,753	0	0	0	0	0	0	0	0	0	0	0	0
SECURED																
GE REAL ESTATE MEXICO SDERLC	11/01/2009	7.85	0	0	7,984	0	7,361	7,961	8,609	257,315	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	7.89	0	0	5,417	0	4,996	5,406	5,848	175,364	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	8.03	0	0	4,919	0	4,544	4,922	5,333	161,677	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	7.88	0	0	4,376	0	4,036	4,366	5,129	141,498	0	0	0	0	0	0
BANORTE	02/14/2011	8.05	0	0	6,511	0	6,895	7,302	8,190	16,861	0	0	0	0	0	0
SCOTIA BANK INVERLAT	08/29/2007	5.39	0	0	5,206	0	4,415	4,415	25,123	24,899	0	0	0	0	0	0
GE REAL ESTATE MEXICO SDERLC	11/01/2009	8.03	0	0	614	0	567	615	666	20,186	0	0	0	0	0	0
TOTAL BANKS			19,722	71,503	35,027	0	32,814	34,987	58,898	797,800	0	0	0	0	0	0
PROVIDERS																
PROFESSIONAL SERVICES AND MA			24,120	0	0	473	0	0	0	0	0	0	0	0	0	0

BOLSA DE MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

EQUIPMENT LEASING			0	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION SERVICES			19,492	0	0	1,297	0	0	0	0	0	0	0	0	0	0
TOTAL PROVIDERS			43,612	0	0	1,770	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES			259,089	0	327,024	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES, OTHER LOANS			**259,089**	**0**	**327,024**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

BOLSA DE MEXICANA DE VALORES, S.A. DE C.V.
ADDENDUM 05
LOAN ITEMIZATION
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2004**

Printout
CONSOLIDATED

Type of Credit Institutions	Maturity Date	Interest Rate	Expressed in Pesos		Matured or Amortized, Expressed in Foreign Currency with Domestic Inst. (Thousands of $) Time Interval						Matured or Amortized, Expressed in Foreign Currency with Foreign Inst. (Thousands of $) Time Interval					
			Up to 1 Year	More than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANKS																
			322,423	71,503	362,051	1,770	32,814	34,987	58,898	797,800	0	0	0	0	0	0

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)

ADDENDUM 6

CONSOLIDATED
Final Printout

BALANCE	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	25,672	291,377	0	0	291,377
LIABILITIES	**110,579**	**1,288,256**			**1,288,256**
	28,438		0	0	331,305
	82,141		0	0	956,951
NET BALANCE	**(84,907)**	**(996,879)**			**(996,879)**

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

INTEGRATION AND CALCULATION SCHEDULE OF RESULT IN MONETARY POSITION (1)
(Thousands of Pesos)

ADDENDUM 7 **CONSOLIDATED**
Final Printout

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIABILITIES	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIABILITIES
JANUARY	1,514,973	4,836,278	3,321,305	0.62	19,902
FEBRUARY	1,501,234	4,727,662	3,226,427	0.59	18,320
MARCH	1,520,030	4,741,560	3,221,530	0.40	12,407
APRIL	1,205,205	4,350,680	3,145,475	0.15	4,208
MAY	1,189,874	4,685,524	3,495,650	(0.25)	(6,896)
JUNE	1,004,892	4,587,359	3,582,467	0.16	2,104
ADJUSTMENT:	0	0	0	0.00	320
CAPITALIZATION:	0	0	0	0.00	(2,521)
FOREIGN COMPANIES:	0	0	0	0.00	0
OTHER	0	0	0	0.00	36
TOTAL					**47,880**

OBSERVATIONS

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

BONDS, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS LISTED ON THE STOCK EXCHANGE

ADDENDUM 8

CONSOLIDATED
Final Printout

FINANCIAL LIMITATIONS ACCORDING TO BOOK RECORDS FOR THE ISSUE AND/OR SECURITIES
N/A

CURRENT SITUATION OF FINANCIAL LIMITATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

ADDENDUM 9 **CONSOLIDATED**
Final Printout

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% OF USE
N/A		0	0

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

DIRECT RAW MATERIALS

ADDENDUM 10

CONSOLIDATED
Final Printout

DOMESTIC	MAIN PROVIDERS	IMPORT	MAIN PROVIDERS	NAT SUBST	% TOTAL PRODUCTION COST
N/A					

OBSERVATIONS

SALES DISTRIBUTION BY PRODUCT
ADDENDUM 11
DOMESTIC SALES

CONSOLIDATED
Final Printout

MAIN PRODUCTS OR PRODUCT LINES	TOTAL PRODUCTION		SALES		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		BRANDS	CUSTOMERS
RENT				248,785			
CONSTRUCTION				1,793,406			
SERVICES				61,003			
TOTAL				2,103,194			

OBSERVATIONS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**
CONSOLIDATED
Final Printout

STRUCTURE OF PAID-IN CAPITAL

CHARACTERISTICS OF THE SHARES

	VALUE	CURRENT COUPON	NUMBER OF SHARES				CAPITAL	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL		**0**	**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL SHARES OF PAID-IN CAPITAL AS OF THE DATE THE INFORMATION WAS SENT:
125,540,698

PROPORTION OF SHARES BY:

CPO's
T.VINC.
ADRS's:
GDRS's:
ADS's:
GDS's

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	QUARTERLY MARKET PRICE

OBSERVATIONS

Project Information
(Project, Amount Established and Progress Percentage)

ADDENDUM 13 **CONSOLIDATED**
Final Printout

HOUSING PROJECTS.

MERIDA PROJECT.

CALLE DE MERIDA NO. 49
26 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $18,760,000 PESOS INCLUDING: LAND, PRELIMINARY PROJECT, ARCHITECTURAL PROJECT, EXECUTIVE PROJECT, FINANCIAL PLANNING, LICENSES, PERMITS, DEMOLITION AND SITE ADVANCES.
THE PROGRESS PERCENTAGE IS 39%

AMORES PROJECT.

CALLE AMORES NO. 344 AND 356
117 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $31,620,000 PESOS INCLUDING: LAND, EXECUTIVE PROJECT, DEMOLITION, MANAGEMENT, PROGRESS IN LICENSES AND STUDIES.

ARQUIMIDES PROJECT.

CALLE ARQUIMIDES NO. 205
20 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $4,080,000 PESOS INCLUDING: 50% LAND, PROGRESS IN PROJECT, MANAGEMENT, PROGRESS IN LICENSES AND STUDIES.

ALTAMIRANO PROJECT.

CALLE ALTAMIRANO NO. 130
20 APARTMENTS
THE LAND HAS BEEN PURCHASED
THE INVESTMENT HAS BEEN $5,405,000 PESOS INCLUDING: 50% LAND, PROGRESS IN PROJECT, MANAGEMENT, PROGRESS LICENSES AND STUDIES.

INDUSTRIAL PROJECTS

AGAVE PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 226,000 M2 WAS PURCHASED FOR $10,500,000 DOLLARS PLUS INVESTMENT IN CONSTRUCTION 108,000 M2 DISTRIBUTED IN 5 INDUSTRIAL BUILDINGS WITH TOTAL INVESTMENT OF 53,000,000 DOLLARS. WILL BE FULLY DEVELOPED IN 2 TO 3 YEARS. TOTAL PROJECT PROGRESS 35%.

LA HUERTA PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 3.5 HECTARES WAS PURCHASED AND AN INDUSTRIAL BUILDINGS OF 18,000 M2 IS IN CONSTRUCTION WITH TOTAL INVESTMENT OF 8,700,000 DOLLARS. TOTAL PROJECT PROGRESS 20%.

ENCINO PROJECT
INVESTMENT MADE TOGETHER WITH AMP PROPERTY CORPORATION, WHERE G. ACCION SA DE CV

Project Information
(Project, Amount Established and Progress Percentage)

NEEDS TO INVEST 10% OF THE TOTAL REQUIRED INVESTMENT.
THE LAND OF 9.8 HECTARES WAS PURCHASED AND AN INDUSTRIAL BUILDINGS OF 52,000 M2 IS IN CONSTRUCTION WITH TOTAL INVESTMENT OF 26,800,000 DOLLARS. TOTAL PROJECT PROGRESS 20%.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: **GACCION**
G. ACCION S.A. DE C.V. QUARTER: **2** YEAR: **2004**

Transactions in Foreign Currency and Conversion of the Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ADDENDUM 14 **CONSOLIDATED**
Final Printout

THE MAIN TRANSACTIONS IN FOREIGN CURRENCY ARE AS FOLLOWS:

INCOME 13,420 DOLLARS EQUIVALENT TO $150,304 PESOS AND
EXPENSES 6,138 DOLLARS EQUIVALENT TO $69,747 PESOS.

* FIGURES IN THOUSANDS

THE MAIN INCOME TRANSACTIONS CONSIST OF LEASING OF BUILDINGS AND ADMINISTRATIVE SERVICES.

THE EXPENSES CORRESPOND TO CERTAIN LEASING COSTS, ADMINISTRATIVE EXPENSES, FINANCING EXPENSES AND OTHER MINOR EXPENSES

INCOME AND EXPENSES CORRESPOND TO THE TOTAL OF THE TRANSACTIONS CARRIED OUT IN US DOLLARS IN 2004. INCOME FROM LEASING IS POSTED TO THE ACCOUNTS AT THE AVERAGE RATE OF EXCHANGE OF EACH MONTH, WHOLE OTHER INCOME, COSTS AND EXPENSES ARE POSTED AT THE RATE OF EXCHANGE VALID ON THE DATE OF THE TRANSACTION.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: GACCION

G. ACCION S.A. DE C.V. DATE: 10/12/2004 5:33 PM

GENERAL DATA OF THE ISSUER

CORPORATE NAME:	G. ACCION S.A. DE C.V.
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
INTERNET ADDRESS:	www.accion.com.mx

TAX DATA OF THE ISSUER

COMPANY RFC:	GAC970305JP1
TAX ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.

PAYOR

NAME:	MR. JOSE BERNARDO MARTINEZ MONTES DE OCA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-40
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

DATA OF THE EXECUTIVES

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT OF THE COUNCIL
NAME:	MR. PABLO ESCANDON CUSI
ADDRESS:	VASCO DE QUIROGA 3100
NEIGHBORHOOD:	CENTER OF SANTA FE
ZIP CODE:	1210
CITY AND STATE:	MEXICO CITY, F.D.
FAX:	52-92-43-43
TELEPHONE:	52-92-43-43 EXT 1633
E-MAIL:	pabbesc@data.net.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	EXECUTIVE PRESIDENT
NAME:	ENG. LUIS ENRIQUE GUTIERREZ GUAJARDO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-02

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: GACCION
G. ACCION S.A. DE C.V.

DATE: 10/12/2004 5:33 PM

FAX:	50-81-08-84
E-MAIL:	lgg@accion.com.mx

BMV POSITION:	DIRECTOR OF FINANCE
POSITION:	DIRECTOR OF FINANCE
NAME:	ENG. HECTOR IBARZABAL GUERRERO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-09
FAX:	50-81-08-83
E-MAIL:	hig@accion.com.mx

BMV POSITION:	IN CHARGE OF SENDING QUARTERLY INFORMATION
POSITION:	ASSISTANT DIRECTOR OF ADMINISTRATION
NAME:	MR. JOSE BERNARDO MARTINEZ MONTES DE OCA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-40
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

BMV POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY INFORMATION
POSITION:	CONSOLIDATION MANAGER
NAME:	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-25
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BMV POSITION:	MANAGER OF THE LEGAL DEPARTMENT
POSITION:	ASSISTANT LEGAL DIRECTOR
NAME:	ATTY. IGNACIO CERVANTES TREJO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-20
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. ALBERTO SAAVEDRA OLAVARRIETA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: GACCION
G. ACCION S.A. DE C.V.

DATE: 10/12/2004 5:33 PM

NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	ASSISTANT LEGAL DIRECTOR
NAME	ATTY. IGNACIO CERVANTES TREJO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	ict@accion.com.mx

BMV POSITION:	IN CHARGE OF INFORMATION AND INVESTORS
POSITION:	ASSISTANT DIRECTOR FOR THE STOCK EXCHANGE
NAME	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BMV POSITION:	PERSON AUTHORIZED TO SEND INFORMATION VIA EMISNET
POSITION:	CONSOLIDATION MANAGER
NAME	CP. TOMAS RODRIGUEZ OSORIO
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	tro@accion.com.mx

BMV POSITION:	PERSON AUTHORIZED TO SEND KEY EVENTS VIA EMISNET
POSITION:	ASSISTANT DIRECTOR FOR THE STOCK EXCHANGE
NAME	ENG. JORGE GIRAULT FACHA
ADDRESS:	AV. PROLONGACION PASEO DE LA REFORMA 1236, 9th FLOOR
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	05348
CITY AND STATE:	MEXICO CITY, F.D.
TELEPHONE:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRADING KEY: GACCION
G. ACCION S.A. DE C.V.

DECLARATION OF EXECUTIVES OF THE INSTITUTION IN CHARGE OF INFORMATION

THE UNDERSIGNED DECLARE UNDER PENALTY OF PERJURY THAT, IN THE PERFORMANCE OF OUR RESPECTIVE FUNCTIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUER, CONTAINED IN THIS QUARTERLY REPORT WHICH, TO OUR BEST KNOWLEDGE AND UNDERSTANDING REASONABLY REFLECTS ITS SITUATION. FURTHERMORE, WE DECLARE THAT WE HAVE NO KNOWLEDGE OF KEY INFORMATION THAT HAS BEEN OMITTED OR FALSIFIED IN THIS QUARTERLY REPORT OR THAT THE REPORT CONTAINS INFORMATION THAT MAY MISLEAD THE INVESTORS.

MR. BERNARDO MARTINEZ MONTES DE OCA **ASSISTANT DIRECTOR OF ADMINISTRATOR**	**C.P. TOMAS RODRIGUEZ OSORIO** **ASSISTANT CONTROLLER**

MEXICO CITY, F.D., OCTOBER 12, 2004

For Immediate Release

G.ACCION ANNOUNCES SALE OF PORTFOLIO OWNED IN ASSOCIATION WITH THE PEABODY GROUP.

Mexico City, Mexico, February 16, 2004 -- G. Accion S.A. de C.V. ("G. Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), announced today the signing of an agreement to sell its industrial portfolio and an office building, which the Company has owned in association with The Peabody Group ("Peabody") since July 1999, to Jones Lang LaSalle, and institutional clients of LaSalle Investment Management ("LaSalle"). This transaction is the largest of its kind in Mexico.

The properties that make up this portfolio were acquired through the strategic alliance that G. Accion formed in July 1999 with Peabody, a real estate fund managed by O´Connor Capital Partners and JP Morgan Chase & Co., specializing in global real estate investments via alliances with local partners.

The alliance formed in 1999 included a direct investment to the Company's capital (Peabody holds a 41% stake of G. Accion) and a real estate investment program funded through debentures under a 85/15 structure, whereby Peabody owns an 85% stake of the capital requirements and profit, and G. Accion owns the remaining 15% in investments entered into jointly.

The business plan with Peabody was to build an industrial portfolio of attractive size and quality over 4 to 5 years, beginning in the second half of 1999. During this time, certain market factors have caused more favorable conditions for the sale of these types of portfolios. This environment has strengthened through the decrease of international interest rates as well as the fact that capitalization rates have become more aggressive, among other factors. These resulted in a higher demand from institutional real estate investors seeking opportunities to allocate resources to this sector in Mexico.

Because of this transaction, G. Accion will cancel its obligation in the form of debentures with Peabody, thereby reducing the Company's debt level, maintaining a more simplified structure.

The sale of the portfolio was done through a private bidding process that included various firms and funds, specialized in the real estate sector both domestic and foreign, in this way selecting a finalist that met the expectations on price, capacity and structure necessary to sell the portfolio.

The Company has reached an agreement to sell its industrial portfolio, reflected in the recently signed private Purchase and Sale agreement. The documentation is subject to final due diligence and must obtain the corresponding approvals, including that of the Company's shareholders at the annual meeting.

This portfolio consists of 56 properties located in eleven cities throughout Mexico, totaling over 5.6 million sq.ft. of leaseable space, generating over $30 million in net operating income.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Maria Barona or
Melanie Carpenter
i-advize Corporate
Communications
accion@i-advize.com
Tel: (212) 406-3690

G.Accion will keep its investments in industrial properties through its strategic alliance with AMB Property Corporation (**www.amb.com**), develop shopping centers with Kimco Realty Corporation (**www.kimcorealty.com**) and continue its aggressive entrance into middle-income housing development through its strategic alliance with Peabody and local developers.

Luis Gutierrez, G. Acción's CEO stated, "This sale is the largest real estate transaction achieved in Mexico, in terms of size and timing. It represents the interests of very important institutional investors specialized in the real estate sector and the country. This kind of transaction makes the real estate sector more attractive and is a step towards a liquid market.

The industrial joint venture with Peabody for the acquisition and development of industrial real estate in Mexico concludes successfully – reaching attractive returns for our shareholders and partners. Also, by liquidating the debentures, we reduce the Company's leverage level and improve our financials. G. Accion continues pursuing its strategy based on co-investing with institutional real estate funds and specialized corporations in different areas of the real estate sector in Mexico.

I also want to mention that this transaction could not have taken place without the professionalism and hard work of the team at G. Accion, the important participation of O'Connor Capital Partners, and the team of professionals at LaSalle. This deal shows the level of returns and benefits that we are able to offer our shareholders."

Jeremiah W. O'Connor Jr., founder and Managing Partner of O'Connor Capital Partners, the General Partner of the Peabody Funds, stated: "Our relationship with our friends at G.Accion has been a superb one over the last 4 years. The implementation of this transaction confirms our view that their organization is among the best in the real estate sector of Mexico. The industrial real estate strategy we designed with team in 1999 comes to a successful end with this disposition. However our other holdings and joint ventures with G. Accion will continue as will our friendship."

Ricardo Zuñiga, Managing Director of The Peabody Group in Mexico, commented, "We are very pleased with the sale of this, the second-largest industrial portfolio in Mexico and what we believe is the largest real estate transaction in the country's recent history. We also believe this is the largest liquidity event in the Mexican real estate sector by a foreign institutional investor. This, in our view, constitutes a precedent that paves the way for additional sources of institutional capital seeking to enter the Mexican market. We are very proud to have played a key role in this milestone transaction and look forward to our continuous involvement with our partners at G. Accion."

Pedro Azcue, President and CEO of Jones Lang LaSalle Latin America stated, "This enormous transaction constitutes the first significant entree of Jones Lang LaSalle / LaSalle Investment Management as an institutional investor and real estate investment advisor in Mexico. After operating in Mexico for more than 22 years as a real estate service provider, Jones Lang LaSalle now has the interest in further diversifying its activities in Mexico. We intend to continue acting as a conduit of large sums of institutional capital to Mexican real estate investment opportunities."

Amy Erixon International Director of LaSalle Investment Management commented: "Acquisition of the G. Accion portfolio furthers LaSalle's strategy to access high quality investment opportunities in Mexico for its most sophisticated clients. This portfolio, which is located in eleven major cities across Mexico, will serve as the base for expansion of our activities into other properties sectors"

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About the Company

G.Acción is Mexico's leading public real estate company with a portfolio of corporate offices, industrial properties and shopping centers, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through directing institutional capital into different real estate sectors, looking to benefit from Mexico's activity.

About O'Connor Capital Partners.

O'Connor Capital Partners is the General Partner of several private equity funds including **The Peabody Funds**, *which invest around the world, exclusively in the real estate sector. Through these various funds, the firm currently* manages assets with a gross value in excess of $3 billion. **O'Connor** has been investing in Mexico since 1997, committing over $150M in equity in over $500 million in real estate transactions, including joint ventures with DeMet, G. Accion and ARA, with investments in the housing, industrial, office and retail sectors in Mexico.

About Jones Lang LaSalle and LaSalle Investment Management.

Jones Lang LaSalle is the world's leading real estate service and investment management firm, with operation in more than 100 markets around the globe. The company provides comprehensive integrated expertise, including management services, implementation services and investment management services on a local, regional and global level to owners, clients and investors. Jones Lang LaSalle is also the industry leader in property and corporate facility management services, with a portfolio of approximately 735 million square feet (68 million square meters) under management worldwide. **LaSalle Investment Management**, the company's investment management branch, is one of the world's largest and most diverse real estate investment management firms, with approximately $21 billion of assets under management. For more information, visit www.joneslanglasalle.com.